As filed with the Securities and Exchange Commission on February 6, 2002
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

United Auto Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	22-3086739
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13400 Outer Drive West, Suite B-36

Detroit, Michigan 48239
(313) 592-7311
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert H. Kurnick, Jr., Esq.

General Counsel
United Auto Group, Inc.
13400 Outer Drive West, Suite B-36
Detroit, Michigan 48239
(313) 592-7550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

David Foltyn, Esq. Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Ave. Detroit, Michigan 48226-3583 (313) 465-7380 (telephone) (313) 465-7381 (facsimile)	Valerie Ford Jacob, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, NY 10004 (212) 859-8000

      Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of securities	Amount to be	aggregate	aggregate	Amount of
to be registered	registered	price per share(1)	offering price(1)	registration fee

Voting Common Stock, par value $.0001 per share	6,900,000	$24.18	$166,842,000	$15,350

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended based on the average of the high and low sales price of the common stock on the New York Stock Exchange on January 30, 2002.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
MANUFACTURER DISCLAIMER
USE OF PROCEEDS
CAPITALIZATION
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SELLING STOCKHOLDERS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES
EXHIBIT INDEX
Form S-3
1st Amendment to Amended & Restated Credit Agreem.
Purchase Agreement Dated December 31, 2001
HBL, LLC Limited Liability Company Agreement
Assigment of Limited Liability Company Membership
Consent of Deloitte & Touche, LLP

SUBJECT TO COMPLETION, DATED FEBRUARY 6, 2002.

PROSPECTUS

6,000,000 Shares

Common Stock

             We are offering 3,000,000 shares of our common stock and the selling stockholders are offering an additional 3,000,000 shares of our common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

           Our common stock is traded on the New York Stock Exchange under the symbol “UAG.” The last reported sale price for our common stock on the New York Stock Exchange on February 5, 2002 was $23.90 per share.

           Concurrently with the common stock offering, we expect to offer $200.0 million aggregate principal amount of senior subordinated notes pursuant to Rule 144A and Regulation S under the Securities Act of 1933. Neither the equity offering nor the debt offering is contingent on the closing of the other.

           See “Risk Factors” beginning on page 8 to read about certain risks that you should consider before buying shares of our common stock.

           Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

           Some of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of our common stock to cover any over-allotments.

           The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on                     , 2002.

Bear, Stearns & Co. Inc.	Banc of America Securities LLC

Merrill Lynch & Co.	Stephens Inc.

The date of this prospectus is                     , 2002.

PROSPECTUS SUMMARY

      This summary highlights information more fully described elsewhere in this prospectus. Because it is a summary, it is not complete and does not contain all the information you should consider before buying shares of our common stock in this offering. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our common stock. Except as otherwise noted, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised. When we refer to “common stock” in this prospectus, we are referring to our voting common stock, par value $0.0001 per share, unless otherwise indicated.

United Auto Group, Inc.

      We are the third largest publicly-held automotive retailer in the United States as measured by total revenues. As of December 31, 2001, we owned and operated 127 franchises located primarily in major metropolitan areas in 19 states, Puerto Rico and Brazil. We offer a full range of 29 vehicle brands, with 68% of our new vehicle revenues in 2001 generated from the sale of foreign and luxury brands such as Honda, Toyota, BMW, Lexus and Mercedes. In addition to selling new and used vehicles, we generate revenues at each of our dealerships through the sale of higher-margin products, such as finance, insurance and vehicle service contracts, maintenance and repair services, replacement parts and aftermarket automotive products.

      Much of our growth and success over the last three years has resulted from the experienced leadership of Roger S. Penske and his management team. Since May 1999, Mr. Penske and his affiliates have invested approximately $175 million in our common stock and other equity securities. Since assuming leadership, Mr. Penske’s management team has:

•	improved same store retail revenues by an average rate of 9.4% per year over the past three years;

•	acquired 52 franchises, which generated approximately $2.0 billion in total revenues in 2001;

•	grown total revenues from $3.3 billion in 1998 to $6.2 billion in 2001; and

•	increased our income from continuing operations per diluted common share from $0.64 in 1998 to $1.31 in 2001.

Business Strengths

      We believe the following key strengths are critical to our success as a leading automotive retailer:

•	Favorable Brand Mix. In recent years, foreign and luxury vehicle brands have gained significant market share from domestic vehicle brands. We have successfully pursued an acquisition strategy that provides us with the highest concentration of revenues from foreign brands among the publicly-traded automotive retailers. In 2001, approximately 68% of our new vehicle sales were comprised of foreign brands (including luxury brands, which generate higher margins for our dealerships), while, industry-wide, about 37% of U.S. new vehicle sales consisted of foreign brands.

•	Consistent Record of Internal Growth and Proven Acquisition Strategy. Over the past three years, we have demonstrated strong internal growth and have generated increases in average same store retail revenue of 9.9% for new vehicles, 8.0% for used vehicles, 17.2% for finance and insurance and 7.2% for service and parts. We follow a disciplined and systematic approach when evaluating acquisition opportunities and consistently analyze numerous factors including the following:

•	overall fit with operating strategy;

•	optimization of brand and product mix; and

•	strategic geographic location and future growth potential.

As a result of our acquisition strategy, we have increased our revenue mix of foreign vehicle brands from 56% of new vehicle sales in 1999 to 68% in 2001, thereby increasing our sales in the growing foreign vehicle segment.

•	Diversified Revenue Stream and Variable Cost Structure. We believe that our diversified revenue mix helps to mitigate the cyclicality of new vehicle sales and that our variable cost structure affords us flexibility in responding to economic cycles, enhancing our overall profitability. Sales of used vehicles, service and parts and finance and insurance products represented approximately 38% of our total revenues and 63% of our gross profit in 2001. Our dealership operations are also diversified both in terms of the brands of vehicles they offer and geographic location. Our dealerships are primarily located within five domestic geographic regions, with no single region accounting for more than 30% of our total revenues during 2001. In addition, approximately 68% of our operating expenses are variable expenses, such as compensation, floor plan interest expense and advertising, which we can adjust to reflect economic trends. Currently, gross profit generated from our service and parts business absorbs a substantial portion of our total operating expenses, excluding salespersons’ compensation.

•	Experienced, Growth-Oriented Management Team. In May 1999, Roger S. Penske, a 37-year automotive industry veteran, became our Chairman and Chief Executive Officer and strengthened our management team with individuals having extensive experience in the automotive retail industry. Under his leadership, we:

•	appointed five regional presidents, with an average of 23 years of automotive industry experience, who have full responsibility for the oversight of dealership operations, human resources and training in each of our five regions;

•	assigned six brand managers who are responsible for developing and maintaining strong relationships with automobile manufacturers; and

•	purchased and successfully integrated 52 franchises.

•	Outstanding Customer Service. We maintain superior levels of customer satisfaction by providing high-quality products and services to meet our customers’ needs. Our experienced management team and the corporate culture created and driven by Roger S. Penske enable us to provide outstanding customer service and to forge lasting relationships with our customers, which we believe increase our repeat and referral business. Approximately 75% of our franchised locations met or exceeded average customer sales satisfaction scores compiled by each of the manufacturers in 2001. Furthermore, we believe that our high customer satisfaction results have directly contributed to significant recent improvements in same store sales.

Business Strategy

      Our objective is to be the most profitable, growth-oriented automotive retailer in each of the markets in which we operate. To achieve this objective, we intend to expand our existing business platform and continue to grow our higher-margin businesses, expand through targeted acquisitions, implement “best practices”, and emphasize customer service.

•	Expand Existing Business Platform and Grow Higher-Margin Businesses. In addition to continuing to focus on the growth of same store sales at each of our dealerships, we are focused on developing the areas of our business that will produce higher margins than new vehicle sales, such as used vehicle sales, finance and insurance and other aftermarket products, service and parts sales and collision repair services. During 2001, we invested approximately $83.4 million in our business. A substantial portion of this investment was allocated to the expansion and/or construction of new service and parts and collision repair centers in an effort to expand our higher-margin businesses. In 2001, our retail gross margins for these businesses were 10.6% for used vehicles, 58.5% for finance and insurance and 44.9% for service and parts and collision repair services, compared to 8.3% for new vehicles.

•	Continued Growth through Targeted Acquisitions. We intend to capitalize on the ongoing consolidation of the highly-fragmented automotive retail industry and seek to acquire dealerships with significant earnings growth potential. We believe that attractive acquisition opportunities continue to exist for well-capitalized dealership groups with experience in identifying, acquiring, integrating and professionally managing dealerships. We primarily focus on opportunities in geographic markets with above-average projected population and job growth and strive to create regional groups of dealerships that will be able to share administrative and other functions to reduce costs.

•	Implement “Best Practices”. Our senior management and dealership management meet regularly to review the operating performance of our dealerships and corporate initiatives, to examine important industry trends and, where appropriate, to agree on specific operating improvements. This frequent interaction facilitates implementation of successful strategies throughout the organization, so that each of our dealerships can benefit from the successes of our other dealerships and from the knowledge and experience of our senior management. We share information and ideas throughout the organization to implement the best operating practices at each of our dealerships.

•	Emphasize Customer Service. One of the keys of our overall philosophy is customer-oriented service designed to meet the needs of an increasingly sophisticated and demanding automotive consumer through “one-stop” shopping convenience, competitive pricing and a sales staff that is knowledgeable about product offerings and responsive to a customer’s particular needs. Our goal is to establish lasting relationships with our customers, which enhances our reputation in the community and creates the opportunity for significant repeat and referral business. To accomplish this goal, we provide our dealership employees with extensive training programs designed to improve customer service. In order to provide an additional layer of customer service, each of our dealerships maintains its own website, and our website, www.unitedauto.com, provides a link to each of our dealership websites allowing consumers to source information and communicate directly with our dealerships located in their particular markets.

Corporate Information

      We were incorporated in Delaware in December 1990 and began dealership operations in October 1992. Our executive offices are located at 13400 Outer Drive West, Suite B-36, Detroit, Michigan 48239. Our telephone number is (313) 592-7311. Our website address is www.unitedauto.com; information included or referred to on our website is not a part of this prospectus.

Market Data

      This prospectus includes statistical data regarding the automotive retail industry. Unless otherwise indicated, that data is taken or derived from information published by:

•	the Industry Analysis Division of the National Automobile Dealers Association, also known as “NADA,” NADA Data 2000

•	Automotive News 2001 Market Data Book

•	Automotive News Data Center

•	CNW Marketing/ Research

Although we believe these industry sources are reliable, we have not independently researched or verified this information. Accordingly, investors should not place undue reliance on this information.

Concurrent Debt Offering

      Concurrently with the common stock offering, we expect to offer $200.0 million aggregate principal amount of senior subordinated notes pursuant to Rule 144A and Regulation S of the Securities Act. Neither the equity offering nor the debt offering is contingent on the closing of the other. The debt offering may not be completed on the same terms described in this prospectus, or at all.

The Offering

Common stock offered by us	3,000,000 shares

Common stock offered by the selling stockholders	3,000,000 shares

Common stock and non-voting common stock to be outstanding after the offering	33,173,067 shares

Use of Proceeds	We estimate that our net proceeds from this equity offering will be approximately $66.0 million. We intend to use these net proceeds to reduce debt. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk Factors	See the “Risk Factors” section and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	UAG

      The number of shares of common stock and non-voting common stock outstanding after this equity offering excludes:

•	2,404,601 shares of common stock issuable upon the exercise of stock options outstanding as of February 5, 2002, at a weighted average exercise price of $11.98 per share (1,421,239 were exercisable as of February 5, 2002 and the balance become exercisable in the future based upon continued employment); and

•	7,294.17076 shares of Series A convertible preferred stock, which are convertible into 7,294,171 shares of common stock at any time, and 648.58834 shares of Series B convertible preferred stock, which are convertible into 648,588 shares of non-voting common stock at any time.

Summary Consolidated Financial Data

      The summary consolidated financial data below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related footnotes included elsewhere in this prospectus.

	Year Ended December 31,

	1997(1)	1998(2)	1999	2000	2001

	(amounts in millions, except per share and vehicle-related data)
Consolidated Statement of Operations Data(3):
Revenues
New vehicle sales	$1,238.5	$1,958.9	$2,417.9	$2,971.5	$3,866.7
Used vehicle sales	589.1	922.8	1,040.0	1,227.6	1,488.1
Finance and insurance	74.2	127.4	165.8	193.1	253.7
Service and parts	190.8	334.1	398.8	491.8	612.2

Total revenues	$2,092.6	$3,343.1	$4,022.5	$4,884.0	$6,220.7

Gross profit	$276.4	$455.6	$549.4	$678.0	$851.2
Selling, general and administrative expenses	255.1	375.0	445.1	539.7	693.3

Operating income	21.3	80.6	104.3	138.3	157.9
Floor plan interest expense	(19.3)	(28.7)	(28.7)	(44.4)	(42.4)
Other interest expense	(14.1)	(31.5)	(29.3)	(32.8)	(34.8)
Income (loss) from continuing operations	$(7.9)	$13.4	$26.7	$34.0	$44.7
Income (loss) from continuing operations per diluted common share	$(0.44)	$0.64	$1.01	$1.16	$1.31
Diluted shares outstanding	18.6	20.9	26.5	29.4	34.2
Other Operating Data:
Revenue growth	60.7%	59.8%	20.3%	21.4%	27.4%
EBITDA(4)	$11.4	$73.1	$97.3	$118.0	$149.1
EBITDA margin	0.5%	2.2%	2.4%	2.4%	2.4%
Finance and insurance revenue per retail vehicle sold	$902	$1,026	$1,141	$1,130	$1,206
New vehicle retail units sold	50,985	77,403	93,259	112,676	141,056
Used vehicle retail units sold	31,253	46,724	52,027	58,252	69,302

	As of December 31, 2001

		As Adjusted by	As Further
		Equity Offering	Adjusted by
	Actual	and Warrant Exercise	Debt Offering

		(unaudited)
		(in millions)	(unaudited)
Consolidated Balance Sheet Data:
Working capital	$135.2	$135.2	$135.2
Inventories	641.4	641.4	641.4
Total assets	1,946.6	1,946.6	1,946.6
Floor plan notes payable	620.0	620.0	620.0
Total debt (excluding floor plan notes payable)	556.0	427.5	437.5
Total stockholders’ equity	515.7	644.2	644.2

(1)	Includes a $31.7 million pre-tax charge recorded during 1997 to realign certain elements of our business.

(2)	Includes a $12.6 million pre-tax charge for estimated future repair costs under the terms of approximately 51,000 warranty and extended service contracts sold from January 1, 1997 to October 31, 1998.

(3)	During 1998, we discontinued the auto finance business of our wholly-owned subsidiary, United Auto Finance, Inc. (“UAF”). As a result, UAF no longer engages in the purchase or sale of automotive loans. Consequently, UAF has been reported as a discontinued operation for all periods presented.

(4)	EBITDA is defined as income (loss) from continuing operations before minority interests, income tax provision (benefit), other interest expense (excluding floor plan interest expense), depreciation and amortization. Depreciation and amortization expense amounted to $9.1 million, $16.5 million, $19.1 million, $24.2 million and $33.6 million in 1997, 1998, 1999, 2000 and 2001, respectively. While EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flows from operating activities, which are determined in accordance with accounting principles generally accepted in the United States, it is included in this prospectus to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. This measure may not be comparable to similarly-titled measures reported by other companies.

RISK FACTORS

      Before you invest in our common stock you should carefully consider the following risks, as well as the other information set forth in this prospectus and the information incorporated by reference. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Automobile manufacturers exercise significant control over our operations and we depend on them in order to operate our business.

      Each of our dealerships operates pursuant to franchise agreements with automobile manufacturers or manufacturer-authorized distributors. We are dependent on our relationships with these automobile manufacturers because, without a franchise agreement, we cannot obtain new vehicles from a manufacturer. A large number of our vehicles are manufactured by BMW, DaimlerChrysler, Ford, General Motors, Honda, Nissan and Toyota. A significant decline in the sale of new vehicles manufactured by these manufacturers, or the loss or deterioration of our relationships with one or more of these manufacturers, could have a material adverse effect on our revenues and profitability.

      Manufacturers exercise a great degree of control over the operations of our dealerships. For example, manufacturers can require our dealerships to meet specified standards of appearance and quality, require individual dealerships to meet specified financial criteria such as maintenance of minimum net working capital, impose minimum customer service and satisfaction standards, set standards regarding the maintenance of inventories of vehicles and parts, require dealerships to provide financial statements as often as monthly, and govern the extent to which our dealerships can utilize the manufacturers’ names and trademarks. In many cases the manufacturer must consent to the replacement of the dealership’s general manager.

      Our franchise agreements may be terminated or not renewed by the automobile manufacturers for a variety of reasons, including any unapproved change of ownership or management and other material breaches of the franchise agreements. We have from time to time been in non-compliance with various provisions of some of our franchise agreements. Although we believe that we will be able to renew at expiration all of our existing franchise agreements, there can be no assurance that any of our existing franchise agreements will be renewed or that the terms and conditions of such renewals will be favorable to us. Any termination or non-renewal of our significant franchise agreements or a large number of our franchise agreements would have a material adverse effect on our revenues and profitability. In addition, actions taken by manufacturers to exploit their bargaining position in negotiating the terms of renewals of franchise agreements or otherwise could also have a material adverse effect on our revenues and profitability.

      In addition, we depend on manufacturers to provide us with a desirable mix of popular new vehicles, which produce the highest profit margins and tend to be the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among dealerships based on the sales history of each dealership. If we cannot obtain sufficient quantities of the most popular models, whether due to sales declines at our dealerships or otherwise, our new vehicle sales and profitability may be adversely affected. Sales of less profitable models may reduce our profit margins.

      Our dealerships also depend on the manufacturers for sales incentives, warranties and other programs that are intended to promote and support new vehicle sales by our dealerships. Some of these programs include customer rebates on new vehicles, dealer incentives on new vehicles, special financing or leasing terms, warranties on new and used vehicles and sponsorship of used vehicle sales by authorized new vehicle dealers. Manufacturers have historically made many changes to their incentive programs during each year. A reduction or discontinuation of a manufacturer’s incentive programs could materially adversely affect our new vehicle sales volume and our profitability.

      Our franchise agreements do not give us the exclusive right to sell a manufacturer’s product within a given geographic area. Accordingly, a manufacturer may, subject to any protection of state law, grant another dealer a franchise to start a new dealership near one of our locations, or an existing dealer may move its dealership to a location which would compete directly with us. The location of new dealerships near our existing dealerships could materially adversely affect our operations, revenues and profitability.

Because we depend on the success and popularity of the brands we sell, adverse conditions affecting one or more automobile manufacturers may negatively impact our revenues and profitability.

      Our success depends on the overall success of the line of vehicles that each of our dealerships sells. As a result, our success depends to a great extent on the automobile manufacturers’ financial condition, marketing, vehicle design, production and distribution capabilities, reputation, management and labor relations. Although we have attempted to lessen our dependence on any one manufacturer by establishing relationships with a number of different foreign and domestic automobile manufacturers, in 2001 Toyota, DaimlerChrysler, General Motors, Honda and Ford accounted for 28%, 18%, 14%, 12% and 11%, respectively, of our total revenues. No other manufacturer accounted for more than 10% of our total 2001 revenues. Events such as labor strikes that may adversely affect a manufacturer may also adversely affect us. In particular, labor strikes at a manufacturer that continue for a substantial period of time could have a material adverse effect on our business. Similarly, the delivery of vehicles from manufacturers at a time later than scheduled, which may occur particularly during periods of new product introductions, could lead to reduced sales during those periods. This has been experienced at some of our dealerships from time to time. In addition, any event that causes adverse publicity involving one or more automobile manufacturers or their vehicles may have an adverse effect on our revenues and profitability regardless of whether that event involves any of our dealerships.

If we are unable to complete additional acquisitions and successfully integrate acquisitions, we will be unable to achieve desired results from our acquisition strategy.

      Growth in our revenues and earnings depends substantially on our ability to acquire and successfully operate dealerships. We cannot guarantee that we will be able to identify and acquire dealerships in the future. Moreover, acquisitions involve a number of risks, including:

•	incurring significantly higher capital expenditures and operating expenses;

•	failing to integrate the operations and personnel of the acquired dealerships;

•	entering new markets with which we are not familiar;

•	incurring undiscovered liabilities at acquired dealerships;

•	disrupting our ongoing business;

•	failing to retain key personnel of the acquired dealerships;

•	impairing relationships with employees, manufacturers and customers; and

•	incorrectly valuing acquired entities.

In addition, managing and integrating additional dealerships into our existing mix of dealerships may result in substantial costs, diversion of our management resources or other operational or financial problems. Unforeseen expenses, difficulties, complications and delays frequently encountered in connection with the integration of acquired entities and the rapid expansion of operations could inhibit our growth, result in our failure to achieve acquisition synergies and require us to focus resources on integration rather than more profitable areas.

      Although we conduct what we believe to be a prudent level of investigation regarding the operating condition of the businesses we purchase in light of the circumstances of each transaction, acquired entities may subject us to unforeseen liabilities that we are unable to detect prior to completing the acquisition or liabilities that turn out to be greater than those we had expected. Until we assume operating control of acquired entities, we may not be able to ascertain the actual value of the acquired entity.

      There can be no assurance that we will identify acquisition candidates that would result in the most successful combinations or that we will be able to complete acquisitions on acceptable terms on a timely basis. The magnitude, timing and nature of future acquisitions will depend upon various factors, including the availability of suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities, the availability of skilled employees to manage the acquired companies and general economic and business conditions. Further, covenants contained in our debt instruments impose limitations on our ability to acquire additional dealerships and future debt instruments may impose additional restrictions.

      Our future growth via acquisition of automobile dealerships will depend on our ability to obtain the requisite manufacturer approvals. We must obtain the consent of a manufacturer prior to the acquisition of any of its dealership franchises. Obtaining the consent of a manufacturer for the acquisition of a dealership could take a significant amount of time or be rejected entirely. In addition, under many franchise agreements or under state law, a manufacturer may have a right of first refusal to acquire a dealership that we seek to acquire. Alternatively, in connection with acquisitions by us, one or more manufacturers may seek to impose various conditions on us in connection with their approval of an acquisition. If the conditions are not satisfied, we may be precluded from acquiring, either directly or through acquisitions, additional franchises. In addition, factors outside our control may cause a manufacturer to reject our application to make acquisitions. In determining whether to approve an acquisition, manufacturers may consider many factors, including the moral character and business experience of the dealership principals and the financial condition, ownership structure, the number of current franchises owned, sales performance and customer satisfaction index scores of our dealerships. In addition, manufacturers limit the total number of their dealerships that we may own nationally or in a particular geographic area or metropolitan region and, in some cases, the total number of their vehicles that we may sell as a percentage of that manufacturer’s overall sales. Manufacturers also limit the ownership of stores in contiguous markets, the dualing of a franchise with another brand, and the frequency of acquisitions. Although to date we have only reached these ceilings with one manufacturer, our growth strategy may be affected by these limits.

We may not be able to satisfy our capital requirements for making acquisitions and financing the purchase of our inventory.

      We require substantial capital in order to acquire automobile dealerships. This capital might be raised through public or private financing, including through the issuance of our equity securities as full or partial consideration for acquisitions, as well as borrowings and other sources. Other than our credit agreement, we do not have any commitments or immediate plans with respect to acquisition financing. There can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. If we raise additional funds by issuing our equity securities, dilution to then existing stockholders may result. The extent to which we will be able or willing to issue equity securities for acquisitions will depend on the market value of our common stock and the willingness of our potential acquisition candidates to accept equity securities as partial or full consideration for the sale of their businesses. The number of shares of common stock that we issue in connection with acquisitions could be large. In addition, a decline in the market price of our common stock for any reason, including, without limitation, a perception that sales of substantial amounts of common stock which are not then publicly registered could occur, may increase the amount of cash required by us to finance acquisitions. If adequate funds are not available, we may be required to significantly curtail our acquisition program, which would materially and adversely affect our growth strategy.

      We depend to a significant extent on our ability to finance the purchase of inventory, which in the automotive retail industry involves borrowing significant sums of money in the form of floor plan financing. Floor plan financing is the vehicle through which dealerships finance the purchase of new vehicles from a manufacturer. The dealership borrows money to buy a particular vehicle from the manufacturer and pays off the loan when it sells the particular vehicle, paying interest during the interim period. In connection with acquisitions of dealerships, we must either obtain new floor plan financing or obtain consents to assume that financing. Our floor plan financing is secured by the applicable dealership’s vehicle inventories and the proceeds of the vehicles and, in some cases, a guarantee from us. Our remaining assets are pledged to secure our credit agreement. This may impede our ability to borrow from other sources. Most of our floor plan lenders are associated with manufacturers with whom we have franchise agreements. Consequently, the deterioration of our relationship with a manufacturer could adversely affect our relationship with the affiliated floor plan lender and vice versa.

      Any inability to obtain floor plan financing on customary terms, or the termination of our floor plan financing arrangements by our floor plan lenders, would have a material adverse effect on our operations.

Our failure to meet a manufacturer’s consumer satisfaction requirements may adversely affect our ability to acquire new dealerships, our ability to obtain incentive payments from manufacturers and our profitability.

      Many manufacturers attempt to measure customers’ satisfaction with their sales and warranty service experiences through systems which vary from manufacturer to manufacturer but which are generally known as customer satisfaction indices, or CSI. These manufacturers may use a dealership’s CSI scores as a factor in evaluating applications for additional dealership acquisitions. The components of CSI have been modified by various manufacturers from time to time in the past, and these components might be further modified or replaced by different systems in the future. To date, we have not been materially adversely affected by these standards and have not been denied approval of any acquisition based on low CSI scores, although certain of our dealerships have had difficulty from time to time meeting their manufacturers’ CSI standards. However, we cannot be sure that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to an acquisition of one of its franchises if it determines that our dealerships do not comply with the manufacturer’s CSI standards. This could materially adversely affect our acquisition strategy. In addition, because we receive payments from the manufacturers based in part on CSI scores, future payments could be materially reduced or eliminated if our CSI scores decline.

Automobile manufacturers impose limits on our ability to issue additional equity and on the ownership of our common stock by third parties, which may hamper our ability to meet our financing needs.

      A number of manufacturers impose restrictions on the sale and transfer of our common stock. The most prohibitive restrictions provide that, under specified circumstances, we may be forced to sell or surrender franchises (1) if a competitor automobile manufacturer acquires a 5% ownership interest in us if the manufacturer objects to that acquisition within 60 days or (2) if an individual or entity that has a criminal record in connection with business dealings with any automobile manufacturer, distributor or dealer or who has been convicted of a felony acquires a 5% ownership interest in us and the manufacturer objects to that acquisition within 60 days. Similarly, several manufacturers, such as Nissan, Toyota, Mercedes, General Motors and Isuzu, have the right to approve the acquisition by a third party of 20% or more of our voting equity, and a number of manufacturers, including Toyota, Honda, DaimlerChrysler, Ford, General Motors, and Jaguar, continue to prohibit changes in ownership that may affect control of our company.

      Actions by our stockholders or prospective stockholders that would violate any of the above restrictions are generally outside our control. If we are unable to renegotiate these restrictions, we may be forced to terminate or sell one or more franchises, which could have a material adverse effect on us. This may also inhibit our ability to acquire dealership groups. These restrictions also may prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock. These restrictions also may impede our ability to raise required capital or to issue our stock as consideration for future acquisitions. These restrictions do not apply to the completion of this offering.

Our business and the automotive retail industry in general are susceptible to adverse economic conditions, including changes in consumer confidence, fuel prices and credit availability.

      We believe that the automotive retail industry is influenced by general economic conditions and particularly by consumer confidence, the level of personal discretionary spending, interest rates, fuel prices, unemployment rates and credit availability. Historically, unit sales of motor vehicles, particularly new vehicles, have been cyclical, fluctuating with general economic cycles. During economic downturns, retail new vehicle sales tend to experience periods of decline characterized by oversupply and weak demand. The current economic outlook in the aftermath of the September 11, 2001 attacks is uncertain. The automotive retail industry may experience sustained periods of decline in vehicle sales in the future. In addition, changes in interest rates could significantly impact our vehicle sales because a significant portion of vehicle buyers finance their purchases. Any decline or change of this type could have a material adverse effect on our business, revenues and profitability.

      In addition, local economic, competitive and other conditions affect the performance of our dealerships. Our revenues and profitability depend substantially on general economic conditions and spending habits in those regions of the United States where we maintain most of our operations.

Substantial competition in automotive sales and services may adversely affect our profitability.

      The automotive retail industry is highly competitive. Depending on the geographic market, we compete with:

•	franchised automotive dealerships in our markets that sell the same or similar makes of new and used vehicles that we offer and occasionally at lower prices than us;

•	other national or regional affiliated groups of franchised dealerships;

•	private market buyers and sellers of used vehicles;

•	Internet-based vehicle brokers that sell vehicles obtained from franchised dealers directly to consumers;

•	service center chain stores; and

•	independent service and repair shops.

      We also compete with regional and national vehicle rental companies that sell their used rental vehicles. In addition, automobile manufacturers may directly enter the retail market in the future, which could have a material adverse effect on us. As we seek to acquire dealerships in new markets, we may face significant competition as we strive to gain market share. Some of our competitors have greater financial, marketing and personnel resources and lower overhead and sales costs than us. We do not have any cost advantage in purchasing new vehicles from the automobile manufacturers and typically rely on advertising, merchandising, sales expertise, service reputation and dealership location in order to sell new vehicles. Our franchise agreements do not grant us the exclusive right to sell a manufacturer’s product within a given geographic area. Our revenues and profitability may be materially and adversely affected if competing dealerships expand their market share or are awarded additional franchises by manufacturers that supply our dealerships.

      In addition to competition for vehicle sales, our dealerships compete with franchised dealerships to perform warranty repairs and with other automobile dealers, franchised and independent service center chains and independent garages for non-warranty repair and routine maintenance business. Our dealerships compete with other automobile dealers, service stores and auto parts retailers in their parts operations. We believe that the principal competitive factors in service and parts sales are price, the use of factory-approved replacement parts, the familiarity with a manufacturer’s brands and models and the quality of customer service. A number of regional or national chains offer selected parts and services at prices that may be lower than our dealerships’ prices. We also compete with a broad range of financial institutions in arranging financing for our customers’ vehicle purchases.

      Some automobile manufacturers have begun to acquire automotive dealerships or may do so in the future. Our revenues and profitability could be materially adversely affected by the efforts of manufacturers to enter the retail arena.

      In addition, the Internet is becoming a significant part of the sales process in our industry. We believe that customers are using the Internet as part of the sales process to compare pricing for cars and related finance and insurance services, which may reduce gross profit margins for new and used cars and profits for related finance and insurance services. Some websites offer vehicles for sale over the Internet without the benefit of having a dealership franchise, although they must currently source their vehicles from a franchised dealer. If Internet new vehicle sales are allowed to be conducted without the involvement of franchised dealers, or if dealerships are able to effectively use the Internet to sell outside of their markets, our business could be materially adversely affected. We would also be materially adversely affected to the extent that Internet companies acquire dealerships or ally themselves with our competitors’ dealerships.

Automotive retailing is a mature industry with limited growth potential in new vehicle sales.

      The U.S. automotive retail industry is considered a mature industry in which minimal growth in unit sales of new vehicles is expected. Accordingly, growth in our revenues and earnings will depend significantly on our ability to acquire and consolidate profitable dealerships, grow our higher-margin businesses and expand our automobile financing and other aftermarket business.

If we lose key personnel or are unable to attract additional qualified personnel, our business could be adversely affected.

      We believe that our success depends to a significant extent upon the efforts and abilities of our executive management and key employees, including, in particular, Roger Penske. Additionally, our business is dependent upon our ability to continue to attract and retain qualified personnel, such as managers, as well as retaining executive management in connection with acquisitions. We generally have not entered into employment agreements with our key personnel and we cannot guarantee that any individual will continue in his or her present capacity with us for any particular period of time. The loss of the services of one or more members of our senior management team, including, in particular, Roger Penske, could have a material adverse effect on us and materially impair the efficiency and productivity of our operations. We do not have key man insurance for any of our executive officers or key personnel. In addition, the loss of any of our key employees or the failure to attract qualified managers could have a material adverse effect on our business and may materially impact the ability of our dealerships to conduct their operations in accordance with our national standards.

Our quarterly operating results may fluctuate due to seasonality in the automotive retail business and other factors.

      The automobile industry experiences seasonal variations in revenues. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in regions of the United States associated with harsh winters. A higher amount of vehicle sales generally occurs in the second and third fiscal quarters of each year due in part to consumer buying trends and the introduction of new vehicle models. Therefore, if conditions surface in the second or third quarters that depress or affect automotive sales, such as high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year will be disproportionately adversely affected. Our dealerships located in the northeastern states are affected by seasonality more than our dealerships in other regions.

Our business may be adversely affected by import product restrictions and foreign trade risks that may impair our ability to sell foreign vehicles profitably.

      A significant portion of our new vehicle business involves the sale of vehicles, vehicle parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks associated with imported merchandise, including fluctuations in the relative value of currencies, import duties, exchange controls, differing tax structures, trade restrictions, transportation costs, work stoppages and general political and economic conditions in foreign countries.

      The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs on imported merchandise. Any of those impositions or adjustments could materially affect our operations and our ability to purchase imported vehicles and parts at reasonable prices, which could have a material adverse effect on our business.

Our automotive dealerships are subject to substantial regulation which may adversely affect our profitability.

      A number of federal, state and local regulations affect our business of marketing, selling, financing and servicing automobiles. We also are subject to laws and regulations relating to business corporations generally.

      Under the laws of states in which we currently operate or into which we may expand, we typically must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service, including dealer, sales, finance and insurance-related licenses issued by state authorities. These laws also regulate our conduct of business, including our advertising, operating, financing, employment and sales practices. Other laws and regulations include state franchise laws and regulations and other extensive laws and regulations applicable to new and used motor vehicle dealers, as well as federal and state wage-hour, anti-discrimination and other employment practices laws. Our operations are also subject to the National Traffic and Motor Vehicle Safety Act, Federal Motor Vehicle Safety Standards promulgated by the United States Department of Transportation and various state motor vehicle regulatory agencies.

      Our operations are also subject to consumer protection laws known as Lemon Laws. These laws typically require a manufacturer or dealer to replace a new vehicle or accept it for a full refund within one year after initial purchase if the vehicle does not conform to the manufacturer’s express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require various written disclosures to be provided on new vehicles, including mileage and pricing information.

      The imported automobiles purchased by us are subject to U.S. customs duties and, in the ordinary course of our business, we may, from time to time, be subject to claims for duties, penalties, liquidated damages, or other charges.

      Our financing activities with customers are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales.

      We believe that we comply in all material respects with the laws affecting our business. Possible penalties for violation of any of these laws or regulations include revocation or suspension of our licenses and civil or criminal fines and penalties. In addition, many laws may give customers a private cause of action.

If state dealer laws are repealed or weakened, our automotive dealerships will be more susceptible to termination, non-renewal or renegotiation of their franchise agreements.

      State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a franchise agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or non-renewal. Some state dealer laws allow dealers to file protests or petitions or to attempt to comply with the manufacturer’s criteria within the notice period to avoid the termination or non-renewal. Though unsuccessful to date, manufacturers’ lobbying efforts may lead to the repeal or revision of state dealer laws. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their franchise agreements upon expiration.

Our automotive dealerships are subject to federal, state and local environmental regulations that may result in claims and liabilities.

      We are subject to a wide range of federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the operation and removal of underground and aboveground storage tanks, the use, handling, storage and disposal of hazardous substances and other materials and the investigation and remediation of contamination. As with automobile dealerships generally, and service, parts and body shop operations in particular, our business involves the use, storage, handling and contracting for recycling or disposal of hazardous materials or wastes and other environmentally sensitive materials. Operations involving the management of hazardous and non-hazardous materials are subject to requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. Our business also involves the operation of storage tanks containing such materials. Storage tanks are subject to periodic testing, containment, upgrading and removal under RCRA and comparable statutes. Furthermore, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks. We may also have liability in connection with materials that were sent to third-party recycling, treatment, and/or disposal facilities under the Comprehensive Environmental Response, Compensation and Liability Act, and comparable state statutes, which impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination. Similar to many of our competitors, we have incurred and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations.

      We believe that we do not have any material environmental liabilities and that compliance with environmental laws and regulations will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition. However, soil and groundwater contamination is known to exist at some of our current or former properties. Further, environmental laws and regulations are complex and subject to change. In addition, in connection with our acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. Compliance with current or amended, or new or more stringent, laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions could require additional expenditures by us, and those expenditures could be material. See “Business — Environmental Matters”.

Our principal stockholders have substantial influence over us and may make decisions with which you disagree. Some of our directors and officers may have conflicts of interest with respect to certain related party transactions.

      Upon completion of the equity offering, Penske Corporation, Penske Capital Partners, L.L.C. and various of their affiliates will have voting power with respect to over 59% of our outstanding common stock. In addition, these entities have entered into a stockholders agreement with several of our other stockholders in which they have agreed to elect five nominees of Penske Capital Partners to our board of directors. As a result, these persons have the ability to control us and direct our affairs and business.

      This concentration of ownership, as well as various provisions contained in our agreements with manufacturers, our certificate of incorporation and bylaws and the Delaware General Corporation Law, could have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals that a stockholder might consider favorable. These provisions include the stock ownership limits imposed by various manufacturers, the classified structure of our board of directors, our ability to issue “blank check” preferred stock and the “interested stockholder” provisions of Section 203 of Delaware law. In addition, the concentration of ownership and such provisions may materially adversely affect the ability of stockholders to realize a premium on the sale of their shares of common stock in a takeover of us.

      Some of our executive officers affiliated with our largest stockholder hold executive positions at companies other than our company. Roger S. Penske, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of Penske Corporation, a diversified transportation services company, and Chairman of Penske Truck Leasing Corporation. Robert H. Kurnick, Jr., our Executive Vice President and General Counsel, is also Executive Vice President of Penske Corporation and General Counsel of Penske Capital Partners, LLC and Paul H. Walters, our Executive Vice President — Human Resources, is also Executive Vice President — Administration of Penske Corporation. Much of the compensation of these officers is generally paid by Penske Corporation and not by us, and while these officers have historically devoted a substantial majority of their time to our matters, these officers are not required to spend any specific amount of time on our matters. In addition, James A. Hislop, one of our directors, is President and Chief Executive Officer of Penske Capital Partners, LLC and a director of Penske Corporation, and Richard J. Peters, one of our directors, is the President and a director of Penske Corporation. Due to their relationships with their related entities, Messrs. Penske, Kurnick, Walters, Hislop and Peters may have a conflict of interest in making any decision related to transactions between their related entities and us. To date, all affiliated transactions have been approved by an affirmative vote of a majority of the disinterested members of our board of directors.

Our substantial amount of indebtedness may limit our ability to obtain financing for acquisitions and will require that a significant portion of our cash flow be used for debt service.

      We are highly leveraged. As of December 31, 2001, after giving effect to this equity offering, the concurrent debt offering, and the warrant exercise on February 1, 2002, we would have had approximately $437.5 million of indebtedness outstanding and $620.0 million of floor plan notes payable outstanding. Our debt instruments also permit us to incur additional debt in the future. Our ability to meet our debt service obligations depends on our future performance, which will be impacted by general economic conditions and by financial, business and other factors, many of which are beyond our control. If we are unable to service our debt, we may have to delay or cancel acquisitions, sell equity securities, sell assets or restructure or refinance our indebtedness. We cannot assure you that, if we are unable to service our debt, we will be able to sell our equity securities, sell our assets or restructure or refinance our debt.

      Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to obtain additional financing in the future for our acquisitions and operations, working capital requirements, capital expenditures, debt service, or other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flows from operations to the repayment of our debt and the interest associated with our debt rather than to other areas of our business;

•	limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions and paying dividends;

•	subject us to the risks that interest rates and our interest expense will increase;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	make us more vulnerable in the event of adverse economic and industry conditions or a downturn in our business.

      In addition, an event of default under our principal credit agreement and certain of our floor plan financing arrangements would occur to the extent that Penske Capital Partners and/or Penske Corporation do not control our board of directors.

Due to the nature of the automobile retailing business, we may be involved in legal proceedings that could have a material adverse effect on our business.

      We will generally continue to be involved in legal proceedings in the ordinary course of business. A significant judgment against us, the loss of a significant license or permit or the imposition of a significant fine could have a material adverse effect on our business, financial condition and future prospects.

The price of our common stock is subject to substantial fluctuation, which may be unrelated to our performance.

      The public market for our common stock has experienced significant price fluctuations. Factors such as fluctuations in our results of operations, conditions specific to the automobile retail industry, earnings and other announcements by our competitors, conditions in securities markets in general and recommendations by securities analysts may cause the market price of our common stock to fluctuate, perhaps substantially.

      In addition, in recent years the stock market has experienced significant price and volume fluctuations which, although often unrelated to our operating performance, have had a substantial effect on the market price of our common stock. Significant fluctuation in the prices of common stock have in recent years often led to class action lawsuits brought against companies. If any such lawsuits were brought against our company, the lawsuit could require large expenditures by our company for defending against the suit, divert management’s attention from running our business, harm our company’s reputation and otherwise have a material adverse effect on our business.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

      The potential for sales of substantial amounts of our common stock in the public market after this offering may have a material adverse affect on the market price of our common stock. After this offering is completed, we will have 33,173,067 shares of common stock and non-voting common stock outstanding, and we will also have outstanding shares of preferred stock convertible at any time into 7,942,759 shares of common stock. Of these shares, 12,843,786 shares will be subject to lockup agreements with the underwriters which will restrict the sale of these shares for 90 days, and 16,653,974 additional shares will be subject to lock-up agreements with the underwriters which will restrict the sale of these shares for 180 days. All other shares will be freely tradable except for shares held by persons deemed to be “affiliates” of us. Shares held by affiliates may only be resold pursuant to an effective registration statement or an exemption from registration, including in compliance with the volume, manner of sale, holding period (for restricted securities only) and other limitations of Rule 144.

      We expect to file a shelf registration statement with respect to up to           shares of common stock for the benefit of the selling stockholders no earlier than the 46th day after the date of this prospectus, and to have such registration statement declared effective on the 90th day after the date of this prospectus. In addition, we expect that we will file a registration statement registering an additional        shares of common stock for the benefit of the selling stockholders which may be declared effective no earlier than one year after the execution of the agreement. In addition, the holders of            shares have registration rights pursuant to which they can demand the registration of their shares after the expiration of their 180-day lockup period.

      In addition to outstanding shares eligible for sale, 2,404,601 shares of our common stock are issuable under currently outstanding stock options granted to officers and employees of the company. An additional 581,080 shares of common stock are reserved for issuance to employees under our stock option plan. We have filed registration statements covering 3,000,838 shares of common stock reserved for issuance under our common stock plans.

      We cannot determine the impact on the market price of our common stock of these shares which are eligible for sale in the market. See “Shares Eligible for Future Sale.”

We are a holding company and as a result rely on the receipt of payments from our subsidiaries in order to meet our cash needs and service our indebtedness.

      We are a holding company and our principal assets consist of the shares of capital stock or other equity instruments of our subsidiaries. As a holding company without independent means of generating operating revenues, we depend on dividends, distributions and other payments, including payments of management fees and pursuant to tax sharing arrangements, from our subsidiaries to fund our obligations and meet our cash needs. We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions to us. Our expenses include salaries of our executive officers, insurance, professional fees and payment of certain indebtedness that may be outstanding from time to time. Most of our subsidiaries are subject to restrictions on the payment of dividends pursuant to their franchise agreements and floor plan agreements. These restrictions limit our ability to apply profits generated from one subsidiary for use in other subsidiaries or, in some cases, at the parent company.

The concurrent Rule 144A/ Regulation S debt offering may not be completed on the terms contemplated or at all.

      Concurrently with the common stock offering, we expect to issue $200.0 million aggregate principal amount of our senior subordinated notes pursuant to Rule 144A and Regulation S. The senior subordinated notes are not being and will not be registered under the Securities Act and may be offered only in transactions that are exempt from registration under the Securities Act or the securities laws of any other jurisdiction. Neither the equity offering nor the debt offering is contingent on the closing of the other. We cannot assure you that the offering of our senior subordinated notes will be completed on the terms presently contemplated or at all.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus include, and public statements by our directors, officers and other employees may include, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally can be identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “estimate,” “predict,” “potential,” “forecast,” “continue” or variations of such terms, or the use of these terms in the negative. Forward-looking statements include statements regarding our current plans, forecasts, estimates, beliefs or expectations, including statements with respect to

•	our future financial performance;

•	future acquisitions;

•	future capital expenditures;

•	our ability to obtain cost savings and synergies;

•	trends in the automotive retail industry and in the general economy;

•	trends affecting our future financial condition or results of operations; and

•	our business strategy.

      Forward-looking statements involve known and unknown risks and uncertainties and are not assurances of future performance. Actual results may differ materially from anticipated results due to a variety of factors, including the factors identified in this report under “Risk Factors” and additional risk factors identified from time to time in our periodic reports filed with the SEC. We urge you to carefully consider these risk factors in evaluating all forward-looking statements regarding our business. All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Except to the extent required by the federal securities laws and SEC rules and regulations, we have no intention or obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

MANUFACTURER DISCLAIMER

      No domestic or foreign manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No automobile manufacturer or distributor has made or been authorized to make any statements or representations in connection with this offering, no manufacturer or distributor has provided any information or materials that were used in connection with the offering, and no automobile manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus or for this offering.

USE OF PROCEEDS

      We estimate that the net proceeds we receive from the sale of the 3,000,000 shares of common stock offered by us will be approximately $66.0 million, based upon an assumed public offering price per share of $23.90 (the last reported sale price of our common stock on the New York Stock Exchange on February 5, 2002). “Net proceeds” is what we expect to receive after paying the underwriting discounts and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares by the selling stockholders.

      We expect to use the net proceeds from the equity offering to reduce the outstanding borrowings under the acquisition portion and the working capital portion of our credit agreement. Amounts repaid under the credit agreement may be reborrowed. At February 5, 2002, the effective interest rates on borrowings under our credit agreement were between 3.8% and 4.8%. The revolving loans under the credit agreement mature on August 3, 2005. We incurred the debt under the credit agreement to fund some of our acquisitions and working capital.

      Concurrently with the offering of common stock, we plan to offer $200.0 million aggregate principal amount of senior subordinated notes pursuant to Rule 144A and Regulation S under the Securities Act. We estimate that the net proceeds we receive from the sale of the notes will be approximately $190.0 million, after paying the related discounts and estimated offering expenses payable by us and will be used to reduce our outstanding indebtedness. Neither the equity offering nor the debt offering is contingent on the closing of the other.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2001 (1) on an actual basis, (2) on an as adjusted basis, to reflect the sale of 3,000,000 shares of common stock offered by us in this offering at an assumed offering price of $23.90 per share, less estimated underwriting discount and offering expenses payable by us, and the exercise on February 1, 2002, of warrants to acquire 3,915,580 shares of voting common stock and 1,106,113 shares of non-voting common stock for an aggregate exercise price of $62.5 million, and (3) on an as adjusted basis, to further reflect the sale of $200.0 million of our senior subordinated notes in the concurrent debt offering, less estimated discount and related offering expenses. Neither the equity offering nor the debt offering is contingent on the closing of the other. You should read the following table along with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements and related footnotes included elsewhere in this prospectus.

	As of December 31, 2001

		As Adjusted by
		Equity Offering	As Further
		and Warrant	Adjusted by
	Actual	Exercise	Debt Offering

		(unaudited)	(unaudited)

	(in millions, except share and per share data)
Short-term debt, excluding floorplan notes payable(1)	$—	$—	$—
Current portion of long-term debt	4.2	4.2	4.2

Total short-term debt	$4.2	$4.2	$4.2

Long-term debt (excluding current portion):
Credit agreement(2)	$541.5	$413.0	$223.0
11% senior subordinated notes due 2007	3.7	3.7	3.7
Senior subordinated notes in concurrent offering	—	—	200.0
Other	6.6	6.6	6.6

Total long-term debt (excluding current portion)	551.8	423.3	433.3
Stockholders’ equity:
Series A Preferred Stock, $0.0001 par value; 10,000 shares authorized, 8,794 shares issued and outstanding, actual; 7,294 shares issued and outstanding, as adjusted and as further adjusted	—	—	—
Series B Preferred Stock, $0.0001 par value; 10,000 shares authorized, 649 shares issued and outstanding, actual, as adjusted and as further adjusted	—	—	—
Common Stock, $0.0001 par value; 80,000,000 shares authorized, 23,540,231 shares issued and outstanding, actual; 31,955,811 shares issued and outstanding, as adjusted and as further adjusted(3)	—	—	—
Non-voting Common Stock, $0.0001 par value; 7,125,000 shares authorized, no shares issued and outstanding, actual; 1,106,113 shares issued and outstanding, as adjusted and as further adjusted	—	—	—
Class C Common Stock, $0.0001 par value; 20,000,000 shares authorized, no shares issued and outstanding, actual, as adjusted and as further adjusted	—	—	—
Additional paid-in capital	445.3	573.8	573.8
Retained earnings	78.8	78.8	78.8
Accumulated other comprehensive loss	(8.4)	(8.4)	(8.4)

Total stockholders’ equity	515.7	644.2	644.2

Total capitalization	$1,071.7	$1,071.7	$1,081.7

(footnotes on following page)

(1)	As of December 31, 2001, an aggregate of $620.0 million was outstanding under our floor plan facilities.

(2)	As of February 5, 2002, $504.0 million was outstanding under our credit agreement.

(3)	The number of shares of common stock and non-voting common stock outstanding after this equity offering excludes (a) 2,404,601 shares of common stock issuable upon the exercise of stock options outstanding as of February 5, 2002, at a weighted average exercise price of $11.98 per share (1,421,239 were exercisable as of February 5, 2002, and the balance become exercisable in the future based upon continued employment) and (b) 7,294.17076 shares of Series A convertible preferred stock, which are convertible into 7,294,171 shares of common stock at any time, and 648.58834 shares of Series B convertible preferred stock, which are convertible into 648,588 shares of non-voting common stock at any time.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. In addition, the indentures governing our current senior subordinated notes, and the indenture that will govern any notes which may be issued in the concurrent debt offering, contain certain limitations on our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Also, pursuant to the automobile franchise agreements to which our dealerships are subject, all dealerships are required to maintain a certain amount of working capital. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the board of directors deems relevant.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock has been traded on the New York Stock Exchange under the symbol “UAG” since October 23, 1996. The following table shows the high and low per share sales prices of our common stock as reported on the New York Stock Exchange Composite Tape since January 1, 2000.

	High	Low

2000:
First Quarter	$10.50	$7.19
Second Quarter	9.63	7.81
Third Quarter	9.81	7.50
Fourth Quarter	8.25	6.00

2001:
First Quarter	$10.90	$6.50
Second Quarter	17.50	9.65
Third Quarter	21.95	10.10
Fourth Quarter	27.00	14.01

2002:
First Quarter (through February 5, 2002)	$27.70	$21.03

      On February 5, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $23.90 per share. As of February 5, 2002, there were 255 holders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected historical consolidated financial data as of and for each of the years ending December 31, 1997, 1998, 1999, 2000 and 2001, which have been derived from our audited consolidated financial statements. During the periods presented, we made a number of acquisitions, each of which has been accounted for using the purchase method of accounting. Accordingly, our financial statements include the results of operations of the acquired dealerships from the date of acquisition. As a result, our period to period results of operations vary depending on the dates of the acquisitions and these selected financial data are not necessarily indicative of our future results. You should read these selected consolidated financial data in conjunction with our audited consolidated financial statements and the related footnotes included elsewhere in this prospectus.

	Year Ended December 31,

	1997(1)	1998(2)	1999	2000	2001

	(dollars in millions, except per share data)
Consolidated Statement of Operations Data(3):
Revenues
New vehicle sales	$1,238.5	$1,958.9	$2,417.9	$2,971.5	$3,866.7
Used vehicle sales	589.1	922.8	1,040.0	1,227.6	1,488.1
Finance and insurance	74.2	127.4	165.8	193.1	253.7
Service and parts	190.8	334.1	398.8	491.8	612.2

Total revenues	2,092.6	3,343.1	4,022.5	4,884.0	6,220.7
Gross profit	276.4	455.6	549.4	678.0	851.2
Selling, general and administrative expenses	255.1	375.0	445.1	539.7	693.3

Operating income	21.3	80.6	104.3	138.3	157.9
Floor plan interest expense	(19.3)	(28.7)	(28.7)	(44.4)	(42.4)
Other interest expense	(14.1)	(31.5)	(29.3)	(32.8)	(34.8)
Other income (expense), net	0.3	4.8	2.6	—	—

Income (loss) from continuing operations before minority interests, income tax provision and extraordinary items	(11.8)	25.2	48.8	61.1	80.6
Minority interests	(0.1)	(0.3)	(0.7)	(0.5)	(0.8)
Income tax provision (benefit)	4.0	(11.6)	(21.4)	(26.6)	(35.1)

Income (loss) from continuing operations	(7.9)	13.4	26.7	34.0	44.7
Income (loss) from discontinued operations, net of income taxes	(2.2)	(12.9)	—	—	—
Income (loss) before extraordinary items	(10.1)	0.4	26.8	34.0	44.7
Extraordinary items, net of income taxes	—	(1.2)	0.7	(4.0)	—

Net income (loss)	$(10.1)	$(0.8)	$27.5	$30.0	$44.7

Basic income (loss) from continuing operations per common share	$(0.44)	$0.66	$1.10	$1.46	$1.57

Basic net income (loss) per common share	$(0.56)	$(0.04)	$1.14	$1.26	$1.57

Income (loss) from continuing operations per diluted common share	$(0.44)	$0.64	$1.01	$1.16	$1.31

Net income (loss) per diluted common share	$(0.56)	$(0.04)	$1.04	$1.02	$1.31

Shares used in computing basic share data	18.2	20.4	22.0	20.2	23.1

Shares used in computing diluted share data	18.6	20.9	26.5	29.4	34.2

	As of December 31,

	1997	1998	1999	2000	2001

	(dollars in millions)
Balance Sheet Data:
Working capital	$117.2	$85.2	$97.0	$93.1	$135.2
Inventories	324.3	410.3	508.3	737.9	641.4
Total assets	971.1	1,184.2	1,279.3	1,762.7	1,946.6
Floor plan notes payable	334.3	397.2	478.5	689.7	620.0
Total debt (excluding floor plan notes payable)	248.5	313.0	228.9	419.2	556.0
Total stockholders’ equity	300.6	341.7	430.9	461.7	515.7

(1)	Includes a $31.7 million pre-tax charge recorded during 1997 to realign various elements of our business.

(2)	Includes a $12.6 million pre-tax charge for estimated future repair costs under the terms of approximately 51,000 warranty and extended service contracts sold from January 1, 1997 to October 31, 1998.

(3)	During 1998, we discontinued the auto finance business of our wholly-owned subsidiary, UAF. As a result, UAF no longer engages in the purchase or sale of automotive loans. Consequently, UAF has been reported as a discontinued operation for all periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under “Risk Factors” and included in other portions of this prospectus.

General

      We are the third largest publicly-held automotive retailer in the United States as measured by total revenues. As of December 31, 2001, we owned and operated 127 franchises located primarily in major metropolitan areas in 19 states, Puerto Rico and Brazil. As an integral part of our dealership operations, we retail new and used automobiles and light trucks, operate service and parts departments, operate collision repair centers and sell various aftermarket products, including finance, warranty, extended service and other insurance contracts.

      New vehicle revenues include sales to retail and fleet customers and to leasing companies providing consumer automobile leasing. Used vehicle revenues include amounts received for used vehicles sold to retail customers, leasing companies providing consumer leasing, other dealers and wholesalers. We generate finance and insurance revenues from sales of warranty policies, extended service contracts, other insurance policies, and accessories, as well as from fees for placing finance and lease contracts. Service and parts revenues include fees paid for repair and maintenance service, the sale of replacement parts and body shop repairs.

      Our gross profit tends to vary with the mix of revenues we derive from new vehicle sales, used vehicle sales, finance and insurance revenues, and service and parts revenues. Our gross profit generally varies across product lines, with new vehicle sales usually resulting in lower gross profits and our other products resulting in higher gross profits. Factors such as seasonality, weather, cyclicality and manufacturers’ advertising and incentives may impact the mix of our revenues, and therefore influence our gross margin.

      Our selling expenses consist of advertising and compensation for sales department personnel, including commissions and related bonuses. General and administrative expenses include compensation for administration, finance, legal and general management personnel, depreciation, amortization, rent, insurance, utilities and other outside services. A significant portion of our selling expenses are variable (such as sales commissions), and a significant portion of our general and administrative expenses are subject to our control (such as advertising costs), allowing our costs to adapt to trends in the market.

      Floor plan interest expense relates to floor plan financing. Other interest expense consists of interest charges on all of our interest-bearing debt, other than interest relating to floor plan financing.

      We have made a number of dealership acquisitions in each year since 1999. Each of these acquisitions has been accounted for using the purchase method of accounting. As a result, our financial statements include the results of operations of the acquired dealerships from the date of acquisition.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Revenues. Retail revenues, which exclude revenues relating to fleet and wholesale transactions, increased by $1.3 billion, or 28.5%, from $4.4 billion to $5.7 billion. The overall increase in retail revenues is due primarily to: (1) a $328.9 million, or 9.1%, increase in retail revenues at dealerships owned prior to January 1, 2000, and (2) dealership acquisitions made subsequent to January 1, 2000, partially offset by a decrease in revenues resulting from the divestiture of certain dealerships. The overall increase in retail revenues at dealerships owned prior to January 1, 2000 reflects 10.3%, 6.2%, 19.4% and 4.2% increases in new retail vehicle, used retail vehicle, finance and insurance and service and parts revenues, respectively. Revenues of $520.1 million from fleet and wholesale transactions represent a 16.6% increase versus the prior year. The increase in fleet and wholesale revenues is due to acquisitions subsequent to January 1, 2001.

      Retail sales of new vehicles, which exclude fleet transactions, increased by $865.9 million, or 30.5%, from $2.8 billion to $3.7 billion. The increase is due primarily to: (1) a $237.9 million, or 10.3%, increase at dealerships owned prior to January 1, 2000 and (2) acquisitions made subsequent to January 1, 2000, partially offset by a decrease resulting from the divestiture of certain dealerships. The increase at dealerships owned prior to January 1, 2000, is due primarily to a 7.6% increase in new retail unit sales and an increase in comparative average selling prices per vehicle. Aggregate retail unit sales of new vehicles increased by 25.2%, due principally to: (1) the net increase at dealerships owned prior to January 1, 2000 and (2) acquisitions made subsequent to January 1, 2000, partially offset by the decrease due to divested dealerships. We retailed 141,056 new vehicles (67.1% of total retail vehicle sales) during the year ended December 31, 2001, compared with 112,676 new vehicles (65.9% of total retail vehicle sales) during the year ended December 31, 2000. Fleet revenues increased $29.4 million, or 22.5%, versus the comparable prior year period. The increase in fleet revenues is due primarily to: (1) a $10.9 million, or 8.7%, increase in fleet sales revenues at dealerships owned prior to January 1, 2000 and (2) acquisitions made subsequent to January 1, 2000, partially offset by a decrease resulting from the divestiture of certain dealerships.

      Retail sales of used vehicles, which exclude wholesale transactions, increased by $216.0 million, or 23.7%, from $912.0 million to $1.1 billion. The increase is due primarily to: (1) a $47.4 million, or 6.2%, increase at dealerships owned prior to January 1, 2000 and (2) acquisitions made subsequent to January 1, 2000, partially offset by a decrease resulting from the divestiture of certain dealerships. The increase at dealerships owned prior to January 1, 2000, is due primarily to a 5.2% increase in used retail unit sales and an increase in comparative average selling prices per vehicle. Aggregate retail unit sales of used vehicles increased by 19.0%, due principally to: (1) the net increase at dealerships owned prior to January 1, 2000, and (2) acquisitions made subsequent to January 1, 2000, partially offset by the decrease due to divested dealerships. We retailed 69,302 used vehicles (32.9% of total retail vehicle sales) during the year ended December 31, 2001, compared with 58,252 used vehicles (34.1% of total retail vehicle sales) during the year ended December 31, 2000. Wholesale revenues increased $44.5 million, or 14.1%, versus the comparable prior year period. The increase in wholesale revenues is due primarily to: acquisitions made subsequent to January 1, 2000; partially offset by (1) a $13.1 million, or 5.1%, decrease at dealerships owned prior to January 1, 2000 and (2) a decrease resulting from the divestiture of certain dealerships.

      Finance and insurance revenues increased by $60.6 million, or 31.4%, from $193.1 million to $253.7 million. The increase is due primarily to: (1) a $26.8 million, or 19.4%, increase at dealerships owned prior to January 1, 2000 and (2) acquisitions made subsequent to January 1, 2000, partially offset by a decrease resulting from the divestiture of certain dealerships.

      Service and parts revenues increased by $120.4 million, or 24.5%, from $491.8 million to $612.2 million. The increase is due primarily to: (1) a $16.8 million, or 4.2%, increase at dealerships owned prior to January 1, 2000 and (2) acquisitions made subsequent to January 1, 2000, partially offset by a decrease resulting from the divestiture of certain dealerships.

      Gross Profit. Retail gross profit, which excludes gross profit on fleet and wholesale transactions, increased $176.0 million, or 26.0%, from $675.5 million to $851.5 million. The increase in gross profit is due to: (i) a $45.9 million, or 8.5%, increase in retail gross profit at stores owned prior to January 1, 2000, and (2) acquisitions made subsequent to January 1, 2000, partially offset by a decrease resulting from the divestiture of certain dealerships. Gross profit as a percentage of revenues on retail transactions decreased from 15.2% to 14.9%. Gross profit as a percentage of revenues for new vehicle retail, used vehicle retail, finance and insurance and service and parts revenues was 8.3%, 10.6%, 58.5%, and 44.9%, respectively, compared with 8.8%, 10.7%, 58.7% and 43.8% in the comparable prior year period. The decrease in gross profit as a percentage of revenues on retail transactions is primarily attributable to: (1) an increase in the relative proportion of lower margin new vehicle sales revenues to total retail vehicle revenues, (2) a decrease in the percentage of higher margin finance and insurance and service and parts revenues to total retail revenues, (3) decreased gross profit margins on new retail vehicle revenues, and (4) decreased gross profit margins on used retail vehicle revenues, partially offset by increased gross profit margins on service and parts revenues. Aggregate gross profit on fleet and wholesale transactions decreased by $2.8 million to a loss of $0.3 million.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $153.6 million, or 28.5%, from $539.7 million to $693.3 million. Such expenses as a percentage of total revenue were 11.1%, which is consistent with the prior year, and increased as a percentage of gross profit from 79.6% to 81.5%. The aggregate increase in selling, general and administrative expenses is due principally to: (1) a $45.6 million, or 11.0%, increase at dealerships owned prior to January 1, 2000, and (2) acquisitions made subsequent to January 1, 2000, partially offset by a decrease resulting from the divestiture of certain dealerships. The increase in selling, general and administrative expenses at stores owned prior to January 1, 2000 is due in large part to increased selling expenses, including increased variable compensation, as a result of the 8.5% increase in retail gross profit over the prior year.

      Floor Plan Interest Expense. Floor plan interest expense decreased by $2.0 million, or 4.4%, from $44.4 million to $42.4 million. The decrease in floor plan interest expense is due to (1) a $10.1 million, or 29.4%, decrease at stores owned prior to January 1, 2000 and (2) a decrease relating to the divestiture of certain dealerships, partially offset by acquisitions made subsequent to January 1, 2000. The decrease at stores owned prior to January 1, 2000 is due primarily to a decrease in inventory at dealerships owned prior to January 1, 2001, coupled with a decrease in our weighted average borrowing rate on floor plan indebtedness during 2001.

      Other Interest Expense. Other interest expense increased by $2.0 million, or 6.1%, from $32.8 million to $34.8 million. The increase is due primarily to increased acquisition related indebtedness, offset in part by (1) a decrease in our weighted average borrowing rate during 2001, (2) the effect of refinancing our 11.0% senior subordinated notes due 2007 and certain other indebtedness with lower interest borrowings under our amended and restated credit agreement, dated as of December 22, 2000 and (3) the paydown of indebtedness with proceeds from equity offerings subsequent to December 31, 2000.

      Income Taxes. Income taxes increased by $8.5 million from $26.6 million to $35.1 million. The increase is due to an increase in pre-tax income compared with 2000.

      Extraordinary Item. The 2000 extraordinary loss of $4.0 million, net of $3.1 million of tax, represents a loss resulting from the redemption premium paid for the subordinated notes and the write-off of unamortized deferred financing costs relating thereto.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Revenues. Retail revenues, which exclude revenues relating to fleet and wholesale transactions, increased by $855.7 million, or 23.9%, from $3.6 billion to $4.4 billion. The overall increase in retail revenues is due primarily to: (1) a $196.1 million, or 6.2%, increase in retail revenues at dealerships owned prior to January 1, 1999 and (2) dealership acquisitions made subsequent to January 1, 1999, partially offset by a decrease in revenues resulting from the divestiture of some dealerships. The overall increase in retail revenues at dealerships owned prior to January 1, 1999, reflects 6.3%, 5.1%, 7.3% and 7.9% increases in new retail vehicle, used retail vehicle, finance and insurance and service and parts revenues, respectively. Revenues of $446.2 million from fleet and wholesale transactions were consistent with the prior year.

      Retail sales of new vehicles, which exclude fleet sale transactions, increased by $593.0 million, or 26.4%, from $2.2 billion to $2.8 billion. The increase is due primarily to: (1) a $125.0 million, or 6.3%, increase at dealerships owned prior to January 1, 1999, and (2) acquisitions made subsequent to January 1, 1999, partially offset by a decrease resulting from the divestiture of some dealerships. The increase at dealerships owned prior to January 1, 1999, is due primarily to a 4.0% increase in new retail unit sales and an increase in comparative average selling prices per vehicle. Aggregate retail unit sales of new vehicles increased by 20.8%, due principally to: (1) the net increase at dealerships owned prior to January 1, 1999, and (2) acquisitions made subsequent to January 1, 1999, partially offset by the decrease due to divested dealerships. We retailed 112,676 new vehicles (65.9% of total retail vehicle sales) during the year ended December 31, 2000, compared with 93,259 new vehicles (64.2% of total retail vehicle sales) during the year ended December 31, 1999. Fleet sales decreased $39.5 million, or 23.2%, compared to the comparable prior year period due primarily to a 31.9% decrease in fleet unit sales.

      Retail sales of used vehicles, which exclude wholesale transactions, increased by $142.3 million, or 18.5%, from $769.6 million to $912.0 million. The increase is due primarily to: (1) a $35.2 million, or 5.1%, increase at dealerships owned prior to January 1, 1999, and (2) acquisitions made subsequent to January 1, 1999, partially offset by a decrease resulting from the divestiture of certain dealerships. The increase at dealerships owned prior to January 1, 1999, is due primarily to a 1.5% increase in used retail unit sales and an increase in comparative average selling prices per vehicle. Aggregate retail unit sales of used vehicles increased by 12.0%, due principally to: (1) the net increase at dealerships owned prior to January 1, 1999, and (2) acquisitions made subsequent to January 1, 1999, partially offset by the decrease due to divested dealerships. We retailed 58,252 used vehicles (34.1% of total retail vehicle sales) during the year ended December 31, 2000, compared with 52,027 used vehicles (35.8% of total retail vehicle sales) during the year ended December 31, 1999. Wholesale revenues increased $45.2 million, or 16.7%, compared to the comparable prior year period. The increase in wholesale revenues is due primarily to: acquisitions made subsequent to January 1, 1999, offset in part by (1) an $8.2 million, or 3.5%, decrease at dealerships owned prior to January 1, 1999, and (2) a decrease resulting from the divestiture of some dealerships.

      Finance and insurance revenues increased by $27.4 million, or 16.5%, from $165.8 million to $193.1 million. The increase is due primarily to: (1) an $8.8 million, or 7.3%, increase at dealerships owned prior to January 1, 1999, and (2) acquisitions made subsequent to January 1, 1999, partially offset by a decrease resulting from the divestiture of certain dealerships.

      Service and parts revenues increased by $93.0 million, or 23.3%, from $398.8 million to $491.8 million. The increase is due primarily to: (1) a $27.1 million, or 7.9%, increase at dealerships owned prior to January 1, 1999, and (2) acquisitions made subsequent to January 1, 1999, partially offset by a decrease resulting from the divestiture of some dealerships.

      Gross Profit. Retail gross profit, which excludes gross profit on fleet and wholesale transactions, increased $125.9 million, or 22.9%, from $549.6 million to $675.5 million. The increase in gross profit is due to: (1) a $30.6 million, or 6.5%, increase in retail gross profit at stores owned prior to January 1, 1999, and (2) acquisitions made subsequent to January 1, 1999, partially offset by a decrease resulting from the divestiture of some dealerships. Gross profit as a percentage of revenues on retail transactions decreased from 15.3% to 15.2%. Gross profit as a percentage of revenues for new vehicle retail, used vehicle retail, finance and insurance and service and parts revenues was 8.8%, 10.7%, 58.7%, and 43.8%, respectively, compared with 8.6%, 11.1%, 58.8% and 43.4% in the comparable prior year period. The decrease in gross profit as a percentage of revenues on retail transactions is primarily attributable to: (1) an increase in the relative proportion of lower margin new vehicle sales revenues to total retail revenues during 2000 and (2) decreases in gross profit margins on used retail vehicle revenues; partially offset by increases in gross profit margins on new retail vehicle and service and parts revenues and an increase in service and parts revenues as a percentage of total revenues. Aggregate gross profit on fleet and wholesale transactions increased $2.6 million to $2.4 million.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $94.6 million, or 21.2%, from $445.1 million to $539.7 million. These expenses as a percentage of total revenues were 11.1%, which is consistent with the prior year, and decreased as a percentage of gross profit from 81.0% to 79.6%. The aggregate increase in selling, general and administrative expenses is due principally to: (1) a $26.6 million, or 7.3%, increase at stores owned prior to January 1, 1999 and (2) acquisitions made subsequent to January 1, 1999, partially offset by a decrease resulting from the divestiture of some dealerships. The increase in selling, general and administrative expense at stores owned prior to January 1, 1999 is due in large part to increased selling expenses, including increased variable compensation, as a result of the 6.5% increase in retail gross profit over the prior year.

      Floor Plan Interest Expense. Floor plan interest expense increased by $15.7 million, or 54.9%, from $28.7 million to $44.4 million. The increase in floor plan interest expense is due to: (1) a $6.0 million, or 24.3%, increase at stores owned prior to January 1, 1999 and (2) acquisitions made subsequent to January 1, 1999, offset in part by decreases relating to (1) the effect of our interest rate swaps hedging floor plan interest rates and (2) the divestiture of certain dealerships. The increase at stores owned prior to January 1, 1999 is due to an increase in inventory levels compared to 1999 and an increase in our weighted average borrowing rate during 2000.

      Other Interest Expense. Other interest expense increased by $3.4 million, or 11.7%, from $29.3 million to $32.8 million. The increase is due primarily to increased acquisition related indebtedness, offset in part by (1) the effect of refinancing the subordinated notes and certain other indebtedness with lower interest borrowings under our credit agreement and (2) the paydown of indebtedness with proceeds from equity offerings during 1999.

      Income Taxes. Income taxes increased by $5.1 million from $21.4 million to $26.6 million. The increase is due to an increase in pre-tax income compared with 1999, offset in part by a decrease in our estimated annual effective income tax rate. The decrease in the comparative effective rate is due primarily to a decrease in our estimated effective state tax rate resulting from certain tax planning initiatives and a change in the geographic mix of our earnings.

      Extraordinary Item. The $4.0 million extraordinary item in 2000 represents a loss resulting from the redemption premium paid for the subordinated notes and the write-off of unamortized deferred financing costs relating to the subordinated notes. The $0.7 million extraordinary item in 1999 represents the after tax gain arising from the retirement of $49.0 million of subordinated notes, offset in part by the write-off of a portion of the deferred financing costs relating to the subordinated notes.

Quarterly Financial Data

      The following table shows selected income statement data for the last eight quarters:

	Three Months Ended

	March 31	June 30	September 30	December 31

	(dollars in millions, except per share data)
2001
Total revenues	$1,395.0	$1,615.2	$1,595.8	$1,614.7
Gross profit	191.8	219.0	221.1	219.3
Net income	6.6	13.4	13.5	11.3
Net income per diluted common share	$0.21	$0.40	$0.38	$0.32

	Three Months Ended

	March 31	June 30(1)	September 30	December 31

	(dollars in millions, except per share data)
2000
Total revenues	$1,110.8	$1,204.1	$1,331.2	$1,237.9
Gross profit	152.1	166.8	182.6	176.5
Net income	5.6	7.1	11.2	6.1
Net income per diluted common share	$0.19	$0.24	$0.40	$0.21

(1)	We recorded a $4.0 extraordinary loss in the second quarter of 2000 resulting from the redemption premium paid for the subordinated notes and the write-off of unamortized financing costs relating to the subordinated notes.

Liquidity and Capital Resources

      Our cash requirements are primarily for working capital, the acquisition of new dealerships, the improvement and expansion of existing facilities and the construction of new facilities. Historically, these cash requirements have been met through borrowings under our credit agreement, the issuance of debt securities, including floor plan notes payable, the issuance of equity securities and cash flow from operations. At December 31, 2001, we had working capital of $135.2 million.

      We finance the majority of our new and a portion of our used vehicle inventory under revolving floor plan financing arrangements which our subsidiaries have entered into with various lenders. We make monthly interest payments on the amount financed, but are generally not required to make loan principal repayments prior to the sale of new and used vehicles. The floor plan agreements grant a security interest in the financed vehicles and related sales proceeds and require repayment after a vehicle’s sale. Interest rates on the floor plan arrangements are variable and increase or decrease based on movements in the prime rate or LIBOR. As of December 31, 2001, our outstanding borrowings under floor plan arrangements amounted to $620.0 million.

      Our credit agreement with Chrysler Financial Company LLC and Toyota Motor Credit Corporation provides for revolving loans to be used for acquisitions, working capital, the repurchase of common stock and general corporate purposes. Pursuant to an amendment dated October 29, 2001, our borrowing capacity under the revolving portion of the credit agreement increased from $520.0 million to $770.0 million. Our credit agreement also provides for a term loan of $161.0 million, all of which was used during 1999 and 2000 to repurchase our senior subordinated notes. Loans under the credit agreement bear interest between LIBOR plus 2.00% and LIBOR plus 3.00%. The credit agreement is fully and unconditionally guaranteed on a joint and several basis by our automotive dealership subsidiaries (and will be guaranteed by automotive dealership subsidiaries acquired or established by us in the future) and contains a number of significant covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, repay other indebtedness, create liens on assets, make investments or acquisitions and engage in mergers or consolidations. In addition, we are required to comply with specified ratios and tests, including debt to equity, debt service coverage and minimum working capital covenants. Our credit agreement also contains typical events of default including change of control, material adverse change and non-payment of obligations. Substantially all of our assets not subject to security interests granted to floor plan lending sources are subject to security interests granted to lenders under the credit agreement. The availability under the revolving portion of the credit agreement is limited by a collateral-based borrowing base which is calculated based on our net tangible assets. Revolving loans mature on August 3, 2005. With respect to the $161.0 million of term loans, $25.0 million must be repaid on December 23, 2003, $25.0 million must be repaid on December 23, 2005, and the remainder must be repaid on December 23, 2007. As of December 31, 2001, our outstanding borrowings under the credit agreement amounted to $541.5 million, $161.0 million of which was incurred in connection with the repurchase of notes.

      In October 2001, we entered into swap agreements of approximately four years duration pursuant to which a notional $400.0 million of our floating rate debt was exchanged for fixed rate debt. The fixed rate interest to be paid by us is based on LIBOR and amounts to approximately 4.23%. During 2000, we entered into a swap agreement of five years duration pursuant to which a notional $200.0 million of our floating rate debt was exchanged for fixed rate debt for five years. The fixed rate interest to be paid by us is based on LIBOR and amounts to approximately 7.1%.

      In 1997, we issued $200.0 million of 11.0% senior subordinated notes due 2007. In 1999, we redeemed $49.0 million of the notes. In 2000 we completed a tender offer in which we repurchased $147.3 million of the notes at a redemption price of 101% of the principal amount of the subordinated notes. The indentures governing the subordinated notes require us to comply with specified debt service coverage ratio levels in order to incur incremental indebtedness. Such indentures also limit our ability to pay dividends based on a formula that takes into account, among other things, our consolidated net income, and contain other covenants which restrict our ability to purchase capital stock, incur liens, sell assets and enter into other transactions. The subordinated notes are fully and unconditionally guaranteed on a joint and several basis by our auto dealership subsidiaries. As of December 31, 2001, $3.7 million of subordinated notes remain outstanding.

      On April 12, 1999, we entered into a securities purchase agreement with International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C., Delaware limited liability companies controlled by Penske Capital Partners, L.L.C. (together, the “PCP Entities”), pursuant to which the PCP Entities agreed to purchase (1) an aggregate of 7,903.124 shares of our Series A convertible preferred stock, par value $0.0001 per share, (2) an aggregate of 396.876 shares of our Series B convertible preferred stock, par value $0.0001 per share, and (3) warrants to purchase (a) 3,898,665 shares of common stock and (b) 1,101,335 shares of our non-voting common stock, par value $0.0001 per share, for $83.0 million.

      The shares of Series A preferred stock and Series B preferred stock entitle the PCP Entities to dividends at a rate of 6.5% per year. The dividends were payable in kind for the first two years after issuance and are currently payable in cash. The Series A preferred stock is convertible into an aggregate of 8,794,171 shares of common stock and the Series B preferred stock is convertible into an aggregate of 648,588 shares of non-voting common stock (in each case, after giving effect to payable in kind dividends). We are entitled under some circumstances to redeem the preferred stock after May 3, 2002, for an amount per share equal to the liquidation preference. The liquidation preference is currently $10,000 per share plus accrued and unpaid dividends. Actual cash dividends payable relating to dividends earned during fiscal 2001 in connection with the preferred stock totaled $3.1 million. Beginning in fiscal 2002, the aggregate annual cash dividends payable by us are expected to total $6.1 million. Funding for such dividends is expected to come from cash flow from operations and working capital borrowings under our credit agreement.

      The warrants, as originally issued to the PCP Entities, were exercisable at a price of $12.50 per share until February 3, 2002, and $15.50 per share thereafter until May 2, 2004. Pursuant to the anti-dilution provisions of the warrants and as a result of the sale of equity to Mitsui & Co. in 2001, (a) the number of warrants to purchase common stock was increased from 3,898,665 shares to 3,915,580 shares, (b) the number of warrants to purchase non-voting common stock was increased from 1,101,335 shares to 1,106,113 shares, and (c) the warrant exercise price was lowered from $12.50 to $12.45. On February 1, 2002, the PCP Entities exercised the warrants in full and paid us the full exercise price of $62.5 million. The proceeds of the warrant exercise will be used for general working capital purposes which may include acquisitions. Pending such use, the proceeds will be used to pay down indebtedness.

      In December 2000, we issued 2,139,535 shares of common stock to Penske Corporation for $10.75 per share. Aggregate proceeds, amounting to $23.0 million, were used to reduce debt. In February 2001, we issued 1,302,326 shares of voting common stock to Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. in a private placement for $10.75 per share (the “Mitsui Transaction”). Aggregate proceeds, amounting to $14.0 million, were used to reduce debt.

      In September 2001, we announced that our board of directors authorized the repurchase of up to three million shares of our outstanding common stock. Pursuant to that authorization, we repurchased 387,092 shares through open market purchases and negotiated transactions at an aggregate cost of $5.8 million during 2001.

      During 2001, net cash provided by operations amounted to $72.4 million. Net cash used in investing activities during 2001 totaled $221.8 million, of which $83.4 million related to capital expenditures and $138.4 million was for acquisitions. Net cash provided by financing activities during 2001 totaled $147.3 million, relating to: (1) net borrowings of $134.3 million for capital expenditures and acquisitions and (2) $18.8 million relating to the issuance of voting common stock, partially offset by $5.8 million used to repurchase common stock.

      We have a number of capital projects planned or underway relating to the expansion and renovation of our retail automotive operations. Gross cash expenditures relating to such projects are estimated to aggregate to $100.0 million. Historically, we have financed such capital expenditures with borrowings under our credit agreement and cash flow from operations. In the past, we have entered into sale leaseback transactions relating to capital expenditures on certain capital projects with Automotive Group Realty, LLC (“AGR”), a wholly owned subsidiary of Penske Corporation. We sold certain properties to AGR in 2001 for consideration of $20.9 million and made lease payments to AGR totalling $5.8 million during 2001, which payments relate to properties we lease from AGR. We believe we will continue to finance certain capital expenditures in this fashion during 2002. As a result we anticipate that the net cash we will fund for capital expenditures will amount to $70.0 million.

      In addition, we have entered into a number of arrangements to acquire retail automotive franchises from unaffiliated third parties. Funding for the cash element of these acquisitions, expected to approximate $19.0 million, is expected to come from cash flow from operations and borrowings under our credit agreement. We also have obligations with respect to past acquisitions totaling $32.0 million over the next four years.

      In connection with one of the acquisitions consummated during 2001, we agreed to make a contingent payment in cash to the extent the 289,240 shares of common stock issued in connection with the acquisition have a market value at the time of sale of less than $17.29 per share. In addition, we agreed to make a contingent payment in cash to the extent the 841,476 shares of common stock issued in connection with an acquisition completed in 2000 have a market value at the time of sale of less than $12.00 per share.

      As of December 31, 2001, we had approximately $5.4 million of cash available to fund operations and future acquisitions. In addition, a maximum of $427.0 million was available for borrowing under our credit agreement as of February 5, 2002, which availability is limited by the credit agreement’s borrowing base collateral requirements (in general, the borrowing base equals our net tangible assets plus $300.0 million). The borrowing base limitations currently limit our ability to access the full availability under our credit agreement.

      We are a holding company whose assets consist primarily of the direct or indirect ownership of the capital stock of our operating subsidiaries. Consequently, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their ability to distribute earnings and other advances and payments to us.

      Our principal source of growth has come from acquisitions of automotive dealerships. We believe that our existing capital resources, including the liquidity provided by our credit agreement and floor plan financing, together with the proceeds of this equity offering and the concurrent debt offering, which will be used to repay existing indebtedness, will be sufficient to fund our current operations and commitments for the next twelve months. To the extent we pursue additional significant acquisitions, we may need to raise additional capital either through the public or private issuance of equity or debt securities or through additional bank borrowings. In certain circumstances, a public equity offering could require the prior approval of several automobile manufacturers. There is no assurance that we would be able to access the capital markets or increase our borrowing capabilities on terms acceptable to us, if at all.

Cyclicality

      Unit sales of motor vehicles, particularly new vehicles, historically have been cyclical, fluctuating with general economic cycles. During economic downturns, the automotive retailing industry tends to experience similar periods of decline and recession as the general economy. We believe that the industry is influenced by general economic conditions and particularly by consumer confidence, the level of personal discretionary spending, fuel prices, interest rates and credit availability.

Seasonality

      Our business is modestly seasonal overall. Our operations generally experience higher volumes of vehicle sales in the second and third quarters of each year due in part to consumer buying trends and the introduction of new vehicle models. Also, demand for cars and light trucks is generally lower during the winter months than in other seasons, particularly in regions of the United States where dealerships may be subject to harsh winters. Accordingly, we expect our revenues and profitability to be generally lower in our first and fourth quarters as compared to our second and third quarters. The greatest seasonalities exist with the dealerships in the northeast United States, for which the second and third quarters are the strongest with respect to vehicle-related sales. The service and parts business at all dealerships experiences relatively modest seasonal fluctuations.

New Accounting Pronouncements

      Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), were issued in final form in June 2001. The provisions of SFAS No. 141, which require use of the purchase method of accounting and eliminate the use of the pooling-of-interests method of accounting for business combinations, apply to all business combinations completed after June 30, 2001. In addition, SFAS No. 141 includes transition provisions that apply to business combinations accounted for using the purchase method which were completed before July 1, 2001.

      The provisions of SFAS No. 142, which address the financial accounting and related reporting for acquired goodwill and other intangible assets, are effective for fiscal years beginning after December 15, 2001. SFAS No. 142, which we adopted on January 1, 2002, eliminates goodwill amortization over its estimated useful life. However, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. Additionally, acquired intangible assets should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquiror’s intent to do so. Intangible assets with definitive lives will need to be amortized over their useful lives.

      By March 31, 2002, companies are required to begin to perform an impairment analysis of intangible assets. Furthermore, companies must complete the first step of the goodwill transition impairment test by June 30, 2002. Impairment charges, if any, that result from the application of the above tests would be recorded as the cumulative effect of a change in accounting principle in the first quarter of the year ending December 31, 2002.

      We are in the process of evaluating the impact of SFAS No. 142 on our business. At the present time we cannot determine the ultimate impact of SFAS No. 142. Amortization of goodwill for the year ended December 31, 2001 was $19.7 million.

      Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) was issued in August 2001. This statement supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and establishes accounting standards for the impairment and disposal of long-lived assets and criteria for determining when a long-lived asset is held for sale. The statement removes the requirement to allocate goodwill to long-lived assets to be tested for impairment, requires that the depreciable life of a long-lived asset to be abandoned be revised in accordance with Accounting Principals Board Opinion No. 20, “Accounting Changes,” provides that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We are currently evaluating the impact of adopting SFAS No. 144 on our financial statements.

Effects of Inflation

      We believe that the relatively moderate rates of inflation over the last few years have not had a significant impact on revenues or profitability. We do not expect inflation to have any near-term material effects on the sale of our products and services. However, there can be no assurance that there will be no such effect in the future.

      We finance substantially all of our inventory through various revolving floor plan arrangements with interest rates that vary based on the prime rate or LIBOR. Such rates have historically increased during periods of increasing inflation. We do not believe that we would be placed at a competitive disadvantage should interest rates increase due to increased inflation since most other automotive dealerships have similar floating rate borrowing arrangements.

Quantitative and Qualitative Disclosures About Market Risk

      Interest Rates. We are exposed to market risk from changes in the interest rates on a significant portion of our outstanding indebtedness. Outstanding balances under our credit agreement bear interest at a variable rate based on a margin over LIBOR. Based on the amount outstanding as of December 31, 2001, a 100 basis point change in interest rates would result in an approximate $5.4 million change to our annual interest expense. Similarly, amounts outstanding under floor plan financing arrangements bear interest at a variable rate based on a margin over LIBOR or Prime. Based on the average aggregate outstanding amounts under floor plan financing arrangements during the year ended December 31, 2001, a 100 basis point change in interest rates would result in an approximate $6.6 million change to our annual floor plan interest expense.

      In October 2001, we entered into swap agreements of approximately four years duration pursuant to which a notional $400.0 million of our floating rate debt was exchanged for fixed rate debt. The fixed rate interest to be paid by us is based on LIBOR and amounts to approximately 4.23%. During 2000, we entered into a swap agreement of five years duration pursuant to which a notional $200.0 million of our floating rate debt was exchanged for fixed rate debt for five years. The fixed rate interest paid by us is based on LIBOR and amounts to approximately 7.15%. For fixed rate debt including the notes, certain seller financed promissory notes and obligations under certain capital leases, interest rate changes effect the fair market value of such debt, but do not impact our earnings or cash flows.

      Foreign Currency Exchange Rates. Substantially all of our business is conducted in the United States where our revenues and expenses are transacted in U.S. dollars. As a result, the majority of our results of operations are not subject to foreign exchange rate fluctuations. We do not hedge against foreign exchange rate fluctuations due to the limited financial exposure we face with respect to such risk. In common with other automotive retailers, we purchase certain of our new vehicle inventories from foreign manufacturers. Our business in this regard is subject to certain risks, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Our future results could be materially and adversely impacted by changes in these or other factors.

BUSINESS

      We are the third largest publicly-held automotive retailer in the United States as measured by total revenues. As of December 31, 2001, we owned and operated 127 franchises located primarily in major metropolitan areas in 19 states, Puerto Rico and Brazil. We offer a full range of 29 vehicle brands, with 68% of our new vehicle revenues in 2001 generated from the sale of foreign and luxury brands such as Honda, Toyota, BMW, Lexus and Mercedes. In addition to selling new and used vehicles, we generate revenue at each of our dealerships through the sale of higher-margin products, such as finance, insurance and vehicle service contracts, maintenance and repair services, replacement parts and aftermarket automotive products.

      Much of our growth and success over the last three years has resulted from the experienced leadership of Roger S. Penske and his management team. Since May 1999, Mr. Penske and his affiliates have invested approximately $175 million in our common stock and other equity securities. Since assuming leadership, Mr. Penske’s management team has: improved same store retail revenues by an average rate of 9.4% per year over the past three years; acquired 52 franchises which generated approximately $2.0 billion in total revenues in 2001; grown total revenues from $3.3 billion in 1998 to $6.2 billion in 2001; and increased our income from continuing operations per diluted common share from $0.64 in 1998 to $1.31 in 2001.

Business Strengths

      We believe the following key strengths are critical to our success as a leading automotive retailer:

      Favorable Brand Mix. In recent years, foreign and luxury vehicle brands have gained significant market share from domestic vehicle brands. We have successfully pursued an acquisition strategy that provides us with the highest concentration of revenues from foreign brands among the publicly-traded automotive retailers. In 2001, approximately 68% of our new vehicle sales were comprised of foreign brands (including luxury brands, which generate higher margins for our dealerships), while, industry-wide, about 37% of U.S. new vehicle sales consisted of foreign brands. We believe our mix favoring foreign and luxury brands provides us with an opportunity to improve same store retail sales revenues as these brands generally earn higher margins, and have higher parts, service and repair penetration rates.

      The following charts compare our new vehicle revenue by brand in 2001 with our revenue by brand in 1999, in each case, as a percentage of our total new vehicle sales.

	1999	2001

Toyota	23%	23%
Honda/ Acura	6	13
Lexus	7	7
Nissan/ Infiniti	9	7
Mercedes	—	6
BMW	5	5
Other Foreign Brands	6	7

Total Foreign Brands	56	68

General Motors	16	14
Chrysler	21	11
Ford	7	7

Total Domestic Brands	44	32

Total	100%	100%

      Consistent Record of Internal Growth and Proven Acquisition Strategy. We grow our business through both internal expansion and acquisitions with the goal of enhancing brand and geographic diversity, reducing redundant costs and increasing return on investment. We continually focus on improving the revenue potential of our existing dealerships. We place a strong emphasis on customer service and have made substantial improvements in our facilities, including premiere showrooms and displays. Over the past three years, we have demonstrated strong internal growth and have generated increases in average same store retail revenue of 9.9% for new vehicles, 8.0% for used vehicles, 17.2% for finance and insurance and 7.2% for service and parts.

      In addition to improving our existing dealerships, we are committed to identifying, consummating and integrating attractive acquisitions. We follow a disciplined and systematic approach when evaluating acquisition opportunities and consistently analyze numerous factors including the following:

•	overall fit with operating strategy;

•	optimization of brand and product mix; and

•	strategic geographic location and future growth potential.

      Our larger acquisitions are generally well-established, multi-franchise dealership groups that demonstrate leadership in attractive markets where we do not currently have a strong presence. Our smaller or single dealership acquisitions are usually complementary dealerships in our current existing markets that enable us to expand our brand and product offerings and gain operating efficiencies and cost savings. As a result of our acquisition strategy, we have increased our revenue mix of foreign vehicle brands from 56% of new vehicle sales in 1999 to 68% in 2001, thereby increasing our sales in the growing foreign vehicle segment.

      Diversified Revenue Stream and Variable Cost Structure. We believe that our diversified revenue mix helps to mitigate the cyclicality of new vehicle sales and that our variable cost structure affords us flexibility in responding to economic cycles, enhancing our overall profitability. Sales of used vehicles, service and parts and finance and insurance products represented approximately 38% of our total revenues and 63% of our gross profit in 2001. We believe that demand for these products and services, which tend to produce higher margins than our new vehicle sales, is less affected by economic cycles than demand for new vehicles. Our dealership operations are also diversified both in terms of the brands of vehicles they offer and geographic location. Our dealerships are primarily located within five domestic geographic regions, with no single region accounting for more than 30% of our total revenues during 2001. In addition, approximately 68% of our operating expenses are variable expenses, such as compensation, floor plan interest expense and advertising, which we can adjust to reflect economic trends. Currently, gross profit generated from our service and parts business, absorbs a substantial portion of our total operating expenses, excluding salespersons’ compensation.

      Experienced, Growth-Oriented Management Team. In May 1999, Roger S. Penske, a 37-year automotive industry veteran, became our Chairman and Chief Executive Officer and strengthened our management team with individuals having extensive experience in the automotive retail industry. Mr. Penske has substantial experience as a leading operator in the automotive industry and a proven record of successful integration of acquired businesses. Under Mr. Penske’s leadership:

•	We appointed five regional presidents, with an average of 23 years of automotive industry experience, who have full responsibility for the oversight of dealership operations, human resources and training in each of our five regions. Each of these regional presidents has had direct dealership management experience, with three of them being previous owners of dealerships we acquired.

•	We assigned six brand managers who are responsible for developing and maintaining strong relationships with automobile manufacturers.

•	We purchased and successfully integrated 52 franchises.

      Outstanding Customer Service. We maintain superior levels of customer satisfaction by providing high-quality products and services to meet our customers’ needs. Our experienced management team and the corporate culture created and driven by Roger S. Penske enable us to provide outstanding customer service and to forge lasting relationships with our customers, which we believe increase our repeat and referral business. Approximately 75% of our franchised locations met or exceeded the customer sales satisfaction scores compiled by each of the manufacturers in 2001. Furthermore, we believe that our high customer satisfaction results have directly contributed to significant recent improvements in same store sales.

Business Strategy

      Our objective is to be the most profitable, growth-oriented automotive retailer in each of the markets in which we operate. To achieve this objective, we intend to expand our existing business platform and continue to grow our higher-margin businesses, expand through targeted acquisitions, implement “best practices”, and emphasize customer service.

Expand Existing Business Platform and Grow Higher-Margin Businesses

      In addition to continuing to focus on the growth of same store sales at each of our dealerships, we are focused on developing the areas of our business that will produce higher margins than new vehicle sales, such as used vehicles sales, finance and insurance and other aftermarket products and services, service and parts sales and collision repair services. In 2001, our retail gross margins for these products were 10.6% for used vehicles, 58.5% for finance and insurance and 44.9% for service and parts and collision repair services, compared to 8.3% for new vehicles.

      Used Vehicles. Sales of used vehicles by our dealerships, with average prices approximating 60% of new vehicle prices, typically generate higher gross margins than sales of new vehicles because of limited comparability among them and the somewhat subjective nature of their valuation. Consumer acceptance of used vehicle purchasing has grown in recent years, due principally to (1) an increase in the availability of late-model, low-mileage, under-warranty vehicles from expiration or termination of short-term leases, (2) improvements in the quality of used vehicles and (3) increases in the prices of new vehicles. We are striving to improve our used vehicle business by implementing comprehensive used vehicle marketing activities in each of our markets and dedicating personnel to our used vehicle sales business. We have already begun to see improvements as a result of our recent developments in this area, with same store used vehicle sales increasing at an average annual rate of 8.0% over the last three years.

      Finance and Insurance and Other Aftermarket Products. Each sale of a new or used vehicle provides us the opportunity to finance the sale, sell the customer an extended service contract or an insurance product and sell other aftermarket products, such as cellular phones, alarms and fabric protectors. In order to improve our finance and insurance business, we are focusing on enhancing our salesperson training program and increasing our product offerings. Since 1999, our finance and insurance and other aftermarket products’ sales per vehicle have increased from $1,141 per vehicle in 1999 to $1,206 per vehicle in 2001.

Continued Growth through Targeted Acquisitions

      We intend to capitalize on the ongoing consolidation of the highly-fragmented automotive retail industry and seek to acquire dealerships with significant earnings growth potential. The 10 largest automotive retail dealer groups accounted for only 5% of the total domestic industry revenue in 2000. We believe that attractive acquisition opportunities continue to exist for well-capitalized dealership groups with experience in identifying, acquiring, integrating and professionally managing dealerships.

      We principally target dealerships or dealership groups with established records of profitability and experienced management willing to remain in place. By joining our team, owners and management teams of our acquired dealerships gain additional management tools and marketing expertise, reduce redundant costs, and receive an opportunity to hold an equity interest in the business primarily through the receipt of stock options. We primarily focus on opportunities in geographic markets with above-average projected population and job growth and strive to create regional groups of dealerships that will be able to share administrative and other functions to reduce costs.

      Service and Parts and Collision Repair Centers. Each of our new vehicle dealerships offers a fully integrated service and parts department. The service and parts business provides important incremental revenue to our dealerships, which we believe helps to mitigate the effects of downturns in the automobile sales cycle. Unlike independent service shops or used vehicle dealerships with service operations, our dealerships are qualified to perform work covered by manufacturer warranties. Since warranty service work is paid for by the manufacturer, consumers are motivated to service their vehicles at a dealership for the warranty period. To increase the service and parts businesses, our dealerships have implemented programs to track maintenance records of customers and contact them regarding dealership promotions and maintenance schedules. During 2001, we invested approximately $83.4 million in our business. A substantial portion of this investment was allocated to expansion and/or construction of new service and parts and collision repair centers in an effort to expand our higher-margin businesses.

      Additionally, we currently own 21 collision repair centers, each of which is operated as an integral part of our dealership operations. In light of the recurring referral work from our dealerships and the higher margins associated with repair center revenues, we have embarked on an effort to increase such revenues. As such, we are currently constructing several new regional repair centers to act as central collision repair centers in geographic hubs. When completed, we believe that these centers will increase the incremental stream of non-vehicle sales, which may help to mitigate the effects on our dealerships of downturns in the automobile sales cycles. We are also constructing new collision repair centers at some of our existing dealerships, as well as expanding facilities at our already existing collision repair centers. Our same store service and parts and collision repair revenues have increased at an average annual rate of 7.2% over the past three years.

Implement “Best Practices”

      Our senior management and dealership management meet regularly to review the operating performance of our dealerships and corporate initiatives, examine important industry trends and, where appropriate, agree on specific operating improvements. Key financial information is discussed and compared to other dealerships, both in the region, and across all markets. This frequent interaction facilitates implementation of successful strategies throughout the organization so that each of our dealerships can benefit from the successes of our other dealerships and the knowledge and experience of our senior management. We share information and ideas throughout the organization to implement the best operating practices at each of our dealerships. In addition, our six brand managers, who are responsible for facilitating and maintaining our relationship with each manufacturer on a company-wide basis, assist in this process by fostering communication and cooperation between like-brand dealerships throughout our organization.

      Dealership management also attends various industry sponsored leadership and management seminars and receives continuing education in products, marketing strategies and management information systems. We share training techniques across our dealership base and focus on increasing revenues from our sales of used vehicles, aftermarket products, service and parts and collision repair.

Emphasize Customer Service

      One of the keys of our overall philosophy is customer-oriented service designed to meet the needs of an increasingly sophisticated and demanding automotive consumer through “one-stop” shopping convenience, competitive pricing and a sales staff that is knowledgeable about product offerings and responsive to a customer’s particular needs. Our goal is to establish lasting relationships with our customers, which enhances our reputation in the community and creates the opportunity for significant repeat and referral business.

      The quality of customer service provided by our dealerships’ sales and service departments is measured by customer satisfaction index, or CSI, scores, which are derived from data accumulated by manufacturers through individual customer surveys. We rely on this data to track the performance of dealership operations and use it as a factor in determining the compensation of general managers and sales and service personnel in our dealerships. All of our Chrysler, Dodge, Ford, Jaguar and Lexus dealerships met or exceeded the national averages of CSI scores recorded by those manufacturers in 2001. Additionally, many of our dealerships have received dealer quality, sales volume and customer satisfaction awards from various manufacturers. All of our Ford dealerships are “Blue Oval” certified by Ford, all of our Chrysler dealerships have been certified by Chrysler as being “Five Star” dealerships, all of our Lexus dealerships have earned the “Lexus Elite” level, and over 75% of our Toyota dealerships have earned the coveted “Presidents Award.”

Expand Internet Presence

      In order to provide an additional layer of customer service, each of our dealerships maintains its own website, and our website, www.unitedauto.com, provides a link to each of our dealership websites allowing consumers to source information and communicate directly with our dealerships located in their particular markets. In addition, many automotive manufacturers’ websites also include our dealerships’ websites among their links.

      According to industry analysts, the majority of new car buyers nationwide will consult the Internet for new car information. The Internet is generating better-informed consumers and improving the efficiency of the sales process. Using our website unitedauto.com, we provide these consumer leads with links to our dealership websites so consumers may communicate directly with our dealerships in their particular markets. Consumers can electronically search our inventory for vehicles that meet their model, feature requirements and price range. Most of our websites provide full service for the entire purchase process, including detailed information about vehicles available at the dealership, such as pictures of each vehicle, prices, features, specifications, vehicle reviews, payment calculators, links to financing applications and an option to estimate trade-in values through a link with Kelley Blue Book. We believe these features make it easier for consumers to meet all of their automotive research needs. Both used-vehicle and new-vehicle customers can contact dedicated Internet sales consultants on line via unitedauto.com, by telephone or by fax. We plan to enhance the technology, capability and available features to continue meeting the needs of online consumers on all of our websites. In 2001, we entered into an arrangement with CarsDirect.com, the leading multi-brand online car buying service which provides consumers with a full panoply of research features for their automotive purchasing needs, including detailed safety ratings and reviews, financing, extended warranties, free credit checks, insurance quotes, anti-theft products, trade-in information and testimonials. We delivered over 2,300 vehicles as a direct result of our arrangement in 2001.

Industry Overview

      With approximately $1 trillion in new vehicle, used vehicle and service and parts sales in 2000, the automotive retail industry is the largest retail trade sector in the United States, accounting for close to one-third of the total $3.3 trillion in retail sales. The industry is highly fragmented and largely privately held. There are more than 22,000 franchised dealerships nationwide, with the ten largest automotive retail groups accounting for only 5% of the total industry revenue.

      Of the close to $1 trillion in sales in 2000, new vehicle sales contributed approximately $380 billion, or 39% of total revenues, used vehicle sales contributed approximately $367 billion, or 38% of total industry revenues, followed by service and parts, which contributed approximately $227 billion, or 23% of total revenues. In 2000, franchised dealers sold approximately 17.4 million new vehicles and 20.5 million used vehicles. In addition to new and used vehicles, dealerships offer a wide range of other higher-margin products and services, including repair and warranty work, replacement parts, extended warranty coverage, financing and credit insurance. In 2000, franchised dealers contributed $73 billion, or 32%, of the approximately $227 billion service and parts sector. As a result of intense competition for new vehicle sales, the average dealership generates the majority of its profits from the sale of used vehicles and other products and services, including finance and insurance, mechanical and collision repair and service and parts. New vehicle sales were the smallest proportionate contributors to dealers’ gross profits, earning an average gross margin of 8.4% in 2000 compared to 10.7% for used vehicles.

      Consolidation in the automotive retail industry has been driven by the increased penetration by foreign manufacturers and the resulting loss of market share by domestic vehicle makers, which has forced many dealerships to close or be sold to better-capitalized dealership groups. According to industry data, the number of franchised dealerships has declined from approximately 24,000 dealerships in 1990 to approximately 22,000 dealerships in 2000. As the consolidation of dealerships over the last 10 years has concentrated on smaller-volume franchises, this has lead to an increase in unit sales per dealership from 567 new vehicles sold per franchise in 1990, to 783 new vehicles in 2000. Although significant consolidation has already taken place, the industry today remains highly fragmented, with approximately 95% of the industry’s market share remaining in the hands of smaller regional and independent players. We believe that further consolidation in the industry is likely due to increased capital requirements of dealerships, the limited number of viable alternative exit strategies for dealership owners and the desire of certain manufacturers to strengthen their brand identity by consolidating their franchised dealerships.

      New vehicle unit sales are cyclical and, historically, fluctuations are influenced by factors such as interest rates, fuel prices, unemployment, inflation, the level of personal discretionary spending, credit availability and consumer confidence. However, from a profitability perspective, automotive retailers are less vulnerable than automotive manufacturers to declines in new vehicle sales. Historically, automotive retailers’ pre-tax profit margins have remained relatively stable, even in recessionary periods, while the average pre-tax profit margins of the three largest U.S. automotive manufacturers have fluctuated during the comparable periods. This has largely been due to a more flexible expense structure (a significant portion of the automotive retail industry’s costs are variable, relating to personnel, advertising and inventory finance cost) and a more diversified revenue stream, with the majority of the sector’s profits derived from the sale of used vehicles, service and parts and finance and insurance. In addition, automotive manufacturers typically increase dealer incentives when sales are slow to meet production quotas set by contracts with labor unions, which further increases the volatility in profitability for automotive manufacturers and decreases the volatility for automotive retailers.

Dealership Operations

      We require our local dealership management to have experience in the automotive industry and familiarity with the local market in which the dealership is located. Local managers with experience are better qualified to make day-to-day decisions concerning successful operation of the dealership and can be more responsive to the needs of our customers. In addition, we have established a regional management structure for overseeing operations at the individual dealerships.

      New Vehicle Sales. We currently sell 29 different brands of domestic and import family, sports and luxury cars, light trucks and sport utility vehicles through 127 franchises primarily in major metropolitan areas in 19 states, Puerto Rico and Brazil. Our customers finance their purchases of new vehicles through both traditional purchase transactions as well as through leasing companies providing consumer automobile leasing. Lease transactions are typically short-term leases, providing us a market of low mileage, late model, automobiles still covered by manufacturer’s warranty for our used vehicle sales business. Short-term leases also give us the opportunity to obtain repeat business from customers on a more regular basis than purchase transactions.

      Our new vehicles are acquired by our dealerships directly from the manufacturer. Because of our long-term presence in the automotive retail market, our dedication to building and maintaining positive relationships with our manufacturers, and our consistent high sales volume from our dealerships, we believe that we can obtain for our dealerships high-quality, in demand models for our customers. During 2001, our dealerships maintained on average a 55-day supply of new vehicles. Our dealerships finance the purchase of new vehicles from the manufacturers through floor plan financing provided by the manufacturers’ captive finance companies.

      Used Vehicle Sales. We generally acquire used vehicles from auctions open only to authorized new vehicle dealers, public auctions, trade-ins in connection with new purchases and lease expirations or terminations. We clean, repair and recondition, as necessary, generally at our own service facilities, all used vehicles we acquire for resale. The used vehicle sales business accounts for a significant and growing portion of the revenues at each of our dealerships. The growth of used vehicle sales is due to decreased customer concerns regarding used vehicles as more well-respected dealerships are engaging in the sale of high-quality, low-mileage, late model used vehicles coupled with the proliferation of manufacturer certification processes for these vehicles. To improve customer confidence in our used vehicle inventory, each of our dealerships participates in any available manufacturer certification processes for used vehicles. If certification is obtained, the used vehicle owner is typically provided the benefits and warranties similar to those offered to new vehicle owners by the applicable manufacturer. In addition, we offer for sale third-party extended service contracts on all of our used vehicles. During 2001, our dealerships maintained on average a 41-day supply of used vehicles.

      Finance and Insurance Sales and Other Aftermarket Products. Our dealerships are capable of arranging financing for our customers’ vehicle purchases, selling vehicle extended care service contracts and arranging insurance in connection with vehicle financing. We provide financing and insurance services to our customers through third parties, including manufacturers’ captive finance companies. We also offer for sale other aftermarket products, such as cellular phones, alarms and fabric protectors.

      Service and Parts Sales. We generate service and parts sales at each of our dealerships, primarily for the vehicle models sold at that dealership. We perform both warranty and non-warranty work. Our service and parts revenues have increased each year, in large part due to increasingly complex technology in vehicles, which makes it difficult for independent repair facilities to repair, diagnose problems in and maintain today’s automobiles. As part of our agreements with our manufacturers, we obtain all equipment required by the manufacturer and needed to service and maintain each make of vehicle sold at any particular dealership. A goal of each of our dealerships is to make each vehicle purchaser a customer of our service and parts department. Our dealerships keep detailed records of our customers’ maintenance and service history and we send reminders to customers when vehicles are due for periodic maintenance or service.

Management Information System

      We consolidate financial, accounting and operational data received from our dealers nationwide through an exclusive private communications network. The data from the dealers is gathered and processed through their individual dealer management systems. All our dealers use hardware and software from ADP, Inc., the Reynolds and Reynolds Company or UCS, Inc. as their dealer management system. We allow our dealership management teams the opportunity to choose the dealer management system that best fits their daily operational needs. Each dealership is allowed to tailor the operational capabilities of the system locally, but we require that they follow our standardized accounting procedures. Our private communications network allows us to extract and aggregate information from the three disparate systems in a consistent format at our corporate headquarters to create one single view of the business. It also allows our management team to access detailed information including inventory, cash balances, total unit sales, mix of new and used vehicles sales and sales of aftermarket products and services of any of our dealerships on a real time basis. Each dealership’s general manager has access to the same information. Our ability to quickly access this real time data allows us to quickly analyze a locations operating results and financial position so as to identify areas for improvement. Our technology strategy also enables us to quickly integrate a new acquisition.

Marketing

      We believe that our marketing programs have contributed to our sales growth. Our advertising and marketing efforts tend to be focused at the local market level, with the aim of our efforts being building both our new and repeat business. We utilize many different media for our marketing activities, including newspapers, magazines, television and radio and the Internet. In addition, automobile manufacturers supplement our local and regional advertising efforts by producing large advertising campaigns to support their brands, promote attractive financing packages and draw traffic to local area dealerships. We believe that our ability to obtain volume discounts and other valuable concessions from advertisers should enable us to realize continued costs savings in advertising.

Acquisitions

      We completed a number of dealership acquisitions in 2000 and 2001. Each of these acquisitions has been accounted for using the purchase method of accounting. As a result, our financial statements include the results of operations of the acquired dealerships from the date of acquisition.

      The following table sets forth information with respect to dealerships we acquired or opened during 2000 and 2001:

Date Opened
Dealership	or Acquired	Location	Franchises

Long Ford	1/00	Jacksonville, AR	Ford
Mercedes Benz of San Diego	2/00	San Diego, CA	Mercedes Benz
Lake Norman Ford	2/00	Huntersville, NC	Ford
Cavallino Ferrari	3/00	Phoenix, AZ	Ferrari
Jones Toyota	4/00	Little Rock, AR	Toyota
Motorcars Group	5/00	Bedford, OH	Mercedes Benz(2) Infiniti(2)
Dellen Group	5/00	Indianapolis, IN	Oldsmobile Lincoln- Mercury
Bill Estes Dodge	6/00	Indianapolis, IN	Dodge/ Chrysler/Jeep
Triangle Chrysler/Mazda	6/00	Ponce, PR	Chrysler/ Mazda
Goodson	7/00	Houston, TX	Honda(2)/ GMC
Cerritos GMC	7/00	Cerritos, CA	Buick/ Pontiac/ GMC
Lexus de San Juan	7/00	San Juan, PR	Lexus
Rinke Auto Group	10/00	Detroit, MI	Cadillac/ Pontiac/ GMC/ Toyota
Gene Norris Honda	10/00	Mentor, OH	Honda
Continental Auto Group	10/00	Fairfield, CT	Mercedes Benz/ Porsche/ Audi/ Volkswagon
Mel Farr Toyota	11/00	Bloomfield Hills, MI	Toyota
Volvo on Camelback	12/00	Phoenix, AZ	Volvo
Clark Toyota	12/00	Springdale, AR	Toyota
Brett Morgan Chevrolet	1/01	Benton, AR	Chevrolet
Motorcars Toyota	2/01	Bedford, OH	Toyota
H.B.L.	3/01	Vienna, VA	MercedesBenz/ Porsche/ Audi/ Land Rover
Honda of Nanuet	5/01	Nanuet, NY	Honda
Mercedes of Nanuet	5/01	Nanuet, NY	Mercedes Benz
North Olmsted Nissan	8/01	North Olmsted, OH	Nissan
Landers Nissan	8/01	Southaven, MS	Nissan
BMW of San Diego	10/01	San Diego, CA	BMW
Nelms Auto Group	10/01	Fayetteville, AR	Chevrolet/ Honda/ Acura

      In addition, in July 2001, we invested in the Tulsa Auto Collection, a group of dealerships owned indirectly by Ford Motor Company, in Tulsa, Oklahoma. The Tulsa Auto Collection consists of seven dealerships representing the Ford, Lincoln-Mercury, Jaguar and Mazda brands. In addition, through the Tulsa Auto Collection, we operate two Quality Car Care service centers and two used vehicle facilities in the Tulsa market.

      In connection with a restructuring of its distribution system in the United Kingdom, Mercedes has recently elected to consolidate all of its vehicle outlets into 35 market areas, with one operator for each market area. Mercedes’ previous distribution system had approximately 156 independent dealers. Mercedes awarded us a significant market area, providing us with exclusive dealer and satellite locations for new and used vehicles in the cities of Milton Keynes and Kettering. Milton Keynes is the location of Mercedes Benz’s headquarters in the United Kingdom. We expect the Milton Keynes and Kettering locations to be operational in March 2002.

      We expect to continue to pursue acquisitions and related transactions in the future, although there can be no assurance that we will succeed in this strategy.

Agreements with Vehicle Manufacturers

      Each of our dealerships operates under separate franchise agreements with the manufacturers of each brand of vehicle sold at the dealership. These agreements contain provisions and standards governing almost every aspect of the operations of the dealership, including ownership, management, personnel, maintenance of minimum working capital and in some cases net worth, maintenance of minimum lines of credit, advertising and marketing, facilities, products and services, acquisitions of other dealerships (including restrictions on how many dealerships can be acquired in any given market), inventory, achievement of minimum customer service standards and monthly financial reporting. Typically the general manager of a dealership may not be changed without the manufacturer’s consent. In exchange for complying with these provisions and standards, we are granted the non-exclusive right to sell the manufacturer’s brand of vehicles and related parts and services at our dealerships. The agreements also grant us a non-exclusive license to use each manufacturer’s trademarks, service marks and designs in connection with our sales and service of its brands at our dealerships. Franchise agreements typically expire after a specified period of time, ranging from one to five years. The agreements also permit the manufacturer to terminate or not renew the agreement for a variety of causes, including failure to adequately operate the dealership, insolvency or bankruptcy, and material breaches of other provisions of the agreement, subject to applicable state franchise laws that limit a manufacturer’s right to terminate a franchise.

      Our agreements with manufacturers usually give the manufacturers the right, under some circumstances (including upon a merger, sale of the company and change of control or in some cases a material change in our business or capital structure), to acquire from us, at fair market value, the dealerships that sell the manufacturers’ brands. In particular, our agreement with General Motors Corporation provides that, upon a proposed sale of 20% or more of our voting stock to any other person (other than for passive investment) or another manufacturer, an extraordinary corporate transaction (such as a merger, reorganization or sale of a material amount of assets) or a change of control of our board of directors, General Motors has the right to acquire at fair market value, all assets, properties and business of any General Motors dealership owned by us. In addition, General Motors has a right of first refusal if we propose to sell any General Motors dealer to a third party. Our agreements with other major manufacturers contain provisions similar to the General Motors provisions. Some of the agreements also prohibit us from pledging the capital stock of some of our subsidiaries to lenders.

Competition

      For new vehicle sales, we compete primarily with other franchised dealers in each of our marketing areas. We do not have any cost advantage in purchasing new vehicles from the manufacturer, and typically we rely on advertising and merchandising, sales expertise, service reputation and location of our dealerships to sell new vehicles. Each of our markets includes a number of well-capitalized competitors that have extensive automobile dealership managerial experience and strong retail locations and facilities. We compete with dealers that sell the same brands of new vehicles that we sell and with dealers that sell other brands of new vehicles that we do not represent in a particular market. Our new vehicle dealership competitors have franchise agreements with the various vehicle manufacturers and, as such, generally have access to new vehicles on the same terms as us. In recent years, automobile dealers have also faced increased competition in the sale of new vehicles from independent leasing companies and on-line purchasing services and warehouse clubs. Due to lower overhead and sales costs, these companies may be capable of operating on smaller gross margins and offering lower sales prices than franchised dealers.

      For used vehicle sales, we compete with other franchised dealers, independent used vehicle dealers, automobile rental agencies, private parties and used vehicle “superstores” for supply and resale of used vehicles.

      We believe that the principal competitive factors in vehicle sales are the marketing campaigns conducted by manufacturers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for particular brands of automobiles, pricing (including manufacturer rebates and other special offers) and warranties. We believe that our dealerships are competitive in all of these areas.

      We compete with other franchised dealers to perform warranty repairs and with other automobile dealers, franchised and unfranchised service center chains, and independent garages for non-warranty repair and routine maintenance business. We compete with other automobile dealers, service stores and auto parts retailers in our parts operations. We believe that the principal competitive factors in parts and service sales are price, the use of factory-approved replacement parts, the familiarity with a manufacturer’s brands and models and the quality of customer service. A number of regional or national chains offer selected parts and services at prices that may be lower than our prices.

      According to various industry sources, the automotive retail industry is served by approximately 22,000 franchised automotive dealerships, approximately 56,000 independent used vehicle dealerships and individual consumers who sell used vehicles in casual private transactions primarily through classified ads and by word of mouth. Several other public companies have established national or regional automotive retail chains. Additionally, certain vehicle manufacturers are engaged in the retail sale and service of vehicles, either independently or in conjunction with their franchised dealerships, and may do so on an expanded basis in the future, subject to various state laws that restrict or prohibit manufacturer ownership of dealerships.

      We believe that a growing number of consumers are utilizing the Internet, to differing degrees, in connection with the purchase of vehicles. Accordingly, we may face increased pressures from on-line automotive websites, including those developed by automobile manufacturers as well as by other dealership groups. Consumers use the Internet to compare prices for vehicles and related services, which may cause reduced margins for new vehicles, used vehicles and related services.

Employees and Labor Relations

      As of December 31, 2001, we employed approximately 8,500 people, approximately 250 of whom are covered by collective bargaining agreements with labor unions. We consider our relations with our employees to be satisfactory. Our policy is to motivate our key managers through, among other things, variable compensation programs tied principally to dealership profitability and grants of stock options. Due to our reliance on vehicle manufacturers, we may be adversely affected by labor strikes or work stoppages at the manufacturers’ facilities.

Environmental Matters

      We are subject to a wide range of federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the operation and removal of aboveground and underground storage tanks, the use, handling, storage and disposal of hazardous substances and other materials and the investigation and remediation of contamination. As with automobile dealerships generally, and service, parts and body shop operations in particular, our business involves the generation, use, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, refrigerant, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. Similar to many of our competitors, we have incurred and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations.

      Our operations involving the management of hazardous and other environmentally sensitive materials are subject to requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. Our business also involves the operation of storage tanks containing such materials. Storage tanks are subject to periodic testing, containment, upgrading and removal under RCRA and comparable state statutes. Furthermore, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks. In addition, water quality protection programs under the federal Water Pollution Control Act (commonly known as the Clean Water Act), the Safe Drinking Water Act and comparable state and local programs govern certain discharges from some of our operations. Similarly, certain air emissions from our operations, such as auto body painting, may be subject to the federal Clean Air Act and related state and local laws. Various health and safety standards promulgated by the Occupational Safety and Health Administration of the United States Department of Labor and related state agencies also apply to our operations.

      We may also have liability in connection with materials that were sent to third-party recycling, treatment, and/or disposal facilities under the Comprehensive Environmental Response, Compensation and Liability Act, and comparable state statutes. These statutes impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct which contributed to the contamination. Responsible parties under these statutes may include the owner or operator of the site where the contamination occurred and companies that disposed or arranged for the disposal of the hazardous substances released at these sites.

      We believe that we do not have any material environmental liabilities and that compliance with environmental laws and regulations will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition. However, soil and groundwater contamination is known to exist at certain of our current or former properties. Further, environmental laws and regulations are complex and subject to change. In addition, in connection with our acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. Compliance with current, amended, new or more stringent laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions could require additional expenditures by us, and such expenditures could be material.

Properties

      We seek to structure our operations so as to minimize the ownership of real property. As a result, we lease or sublease substantially all of our facilities, including dealerships and office space used for corporate activities. Our dealerships include facilities for new and used vehicle sales, vehicle service operations, body shop operations, storage, and general office use. These leases are generally for a period of between five and 20 years and are typically structured to include renewal options for an additional five to ten years in our favor. We also lease office space in Detroit, Michigan and Secaucus, New Jersey for our administrative headquarters and other corporate related activities. We believe that our facilities are sufficient for our needs and are in good repair.

Insurance

      Due to the nature of the automotive retail industry and the large inventory maintained by dealerships, automotive retail dealerships generally require significant levels of insurance covering a broad variety of risks. The business is subject to substantial risk of property loss due to the significant concentration of property values at dealership locations. Other potential liabilities arising out of our operations involve claims of employees, customers or third parties for personal injury or property damage and potential fines and penalties in connection with alleged violations of regulatory requirements.

      Accordingly, we have purchased liability and property insurance subject to specified deductibles and loss retentions. We also purchase umbrella liability insurance to provide insurance in excess of our primary insurance policies. The level of risk we retain may change in the future as insurance market conditions or other factors affecting the economics of our insurance purchasing change. Although we have, subject to limitations and exclusions, substantial insurance, we may be exposed to uninsured or underinsured losses that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Legal Proceedings

      From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not a party to any legal proceedings that, individually or in the aggregate, are reasonably expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.

MANAGEMENT

      The following table sets forth information regarding our executive officers and directors as of February 5, 2002.

Name	Age	Position

Roger S. Penske	64	Chairman of the Board and Chief Executive Officer
Samuel X. DiFeo	51	President and Chief Operating Officer and Director
James R. Davidson	56	Executive Vice President — Finance
Robert H. Kurnick, Jr.	40	Executive Vice President, General Counsel and Secretary
Paul H. Walters	58	Executive Vice President — Human Resources
Michael R. Eisenson	46	Director
James A. Hislop	44	Director
Eustace W. Mita	47	Director
Lucio A. Noto	63	Director
Richard J. Peters	54	Director
Ronald G. Steinhart	61	Director
Motokazu Yoshida	54	Director

      Roger S. Penske, 64, has served as our Chairman and Chief Executive Officer since May 3, 1999. Mr. Penske has also been Chairman of the Board and Chief Executive Officer of Penske Corporation since 1969. Penske Corporation is a privately-owned diversified transportation services company that, among other things, holds, through its subsidiaries, interests in a number of businesses. Mr. Penske has also been Chairman of the Board of Penske Truck Leasing Corporation since 1982. Mr. Penske serves as Vice Chairman of the Board of International Speedway Corporation and is also a member of the Boards of Directors of General Electric Company, Delphi Automotive Systems Corporation and Home Depot, Inc. Mr. Penske is a trustee of the Henry Ford Museum and Greenfield Village, a director of Detroit Renaissance, and a member of the Business Council.

      Samuel X. DiFeo, 51, has served as President, Chief Operating Officer and a director since February 1998. Mr. DiFeo also served as Executive Vice President of some of our subsidiaries whose assets were formerly owned by Mr. DiFeo and members of his family from October 1992 to January 1998.

      James R. Davidson, 56, has served as our Executive Vice President — Finance since May 3, 1999, served as our Executive Vice President — Accounting and Treasurer from August 1997 to May 1999 and served as our Senior Vice President — Finance from February 1997 to August 1997. Prior to joining us, Mr. Davidson was an audit partner for Ernst & Young LLP, an accounting, financial advisory services and management consulting firm, which he joined in 1973.

      Robert H. Kurnick, Jr., 40, has served as our Executive Vice President, General Counsel, and Secretary since February 2000. Since August 1999, Mr. Kurnick has also served as Executive Vice President of Penske Corporation and General Counsel of Penske Capital. From November 1995 until January 2001, Mr. Kurnick served as Senior Vice President and General Counsel of Penske Auto Centers, Inc., which owns and operates approximately 650 automotive service centers located at Kmart stores nationwide and, from March 1996 to July 1999, Mr. Kurnick served as Senior Vice President and General Counsel of Penske Motorsports, Inc., the owner and operator of speedways throughout the United States. Mr. Kurnick also served as Assistant General Counsel of Penske Corporation from January 1995 to August 1999. Prior to joining Penske Corporation, Mr. Kurnick was a partner at the Detroit law firm of Honigman Miller Schwartz and Cohn LLP, which he joined in 1986.

      Paul H. Walters, 58, has served as our Executive Vice President — Human Resources since August 3, 1999. Since July 1997, Mr. Walters has also served as Executive Vice President — Administration of Penske Corporation. Mr. Walters served as Senior Vice President of Detroit Diesel Corporation from August 1997 to December 2000 and Senior Vice President — Administration of Detroit Diesel Corporation

from January 1988 to July 1997. Detroit Diesel Corporation was one of our affiliates through common ownership by Penske Corporation.

      Michael R. Eisenson, 46, has served as a director since December 1993. He is a Managing Director and Chief Executive Officer of Charlesbank Capital Partners LLC, a private investment firm and the successor to Harvard Private Capital Group, which he joined in 1986. Charlesbank is the investment advisor of Aeneas Venture Corporation. Mr. Eisenson is also a director of CCC Information Services Group, Inc., ImmunoGen, Inc., and Playtex Products, Inc.

      James A. Hislop, 44, has served as a director since May 3, 1999. Mr. Hislop has been President and Chief Executive Officer of Penske Capital Partners LLC since its inception in June 1997. Penske Capital is an organization formed to undertake acquisitions and strategic investments in the transportation and transportation services industry. Mr. Hislop has also served as a Managing Director in the Investment Banking Group of Merrill Lynch & Co. from 1991 to 1997 and prior to that as a Vice President in the Investment Banking Group of Merrill Lynch & Co. from 1985 to 1991. Mr. Hislop is a Director of Penske Corporation.

      Eustace W. Mita, 47, has served as a director since August 3, 1999. Mr. Mita is Executive Vice President of The Reynolds and Reynolds Company and had been General Manager of Reynolds Transformation Services since May 2000. Prior thereto, Mr. Mita served as President and Chief Executive Officer of HAC Group, LLC, an automobile training and consulting company and President of Half-A-Car II, Inc. since 1990. Mr. Mita is also a director of The Reynolds and Reynolds Company.

      Lucio A. Noto, 63, has served as a director since March 2001. Mr. Noto retired as Vice Chairman of Exxon Mobil Corporation on January 31, 2001, a position he held since the merger of Exxon and Mobil companies on November 30, 1999. Before the merger, Mr. Noto was Chairman and Chief Executive Officer of Mobil Corporation where he had been employed since 1962. Mr. Noto is a managing partner of Midstream Partners LLC, an investment company specializing in energy and transportation projects. He is also a director of International Business Machines Corporation and of the Philip Morris Companies, Inc.

      Richard J. Peters, 54, has served as a director since May 3, 1999. Mr. Peters has been the President of Penske Corporation since January 1, 2000. During 1999, Mr. Peters served as President and Chief Executive Officer of R.J. Peters & Company, LLC, a private investment company. Mr. Peters served as the Chief Executive Officer, President and Director of Penske Motorsports, Inc., the owner and operator of speedways throughout the United States, from October 1995 to July 1, 1997. Mr. Peters has also served as an officer of various subsidiaries of Penske Motorsports since 1990. Mr. Peters served as the Treasurer and Chief Financial Officer of Penske Corporation between 1988 and July 1997 and as an Executive Vice President of Penske Corporation between October 1994 and July 1997. Mr. Peters has been a member of the Board of Directors of Penske Corporation since 1990. Mr. Peters is also a Director of Intermet Corporation.

      Ronald G. Steinhart, 61, has served as a director since March 1, 2001. Mr. Steinhart served as Chairman and Chief Executive Officer, Commercial Banking Group of Bank One Corporation from December 1996 until his retirement in January 2000. From January 1995 to December 1996, Mr. Steinhart was Chairman and Chief Executive Officer of Bank One Texas, N.A. Mr. Steinhart joined Bank One in connection with the merger of Team Bank, which he founded in 1988. Mr. Steinhart also serves as a director of NCH Corporation and Carreker Corporation, as a Trustee of Prentiss Properties Trust and as a Trustee of MFS/ Sun Life Series Trust.

      Motokazu Yoshida, 54, has served as a director since March 1, 2001. Mr. Yoshida also serves as a director and has been the Chief Operating Officer of the Motor Vehicles, Marine and Aerospace Group of Mitsui & Co., Ltd (Tokyo office) since June 2001. From April 2000 to June 2001, Mr. Yoshida was the operating officer of the Motor Vehicles, Marine & Aerospace Group of Mitsui & Co., Ltd. From October 1994 to April 2000 Mr. Yoshida served as General Manager of the First Motor Vehicles Division of Mitsui.

SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock by the selling stockholders.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Applicable percentage of ownership prior to this offering is based on 27,566,954 shares of common stock outstanding and after the offering is based on 33,173,067 shares of common stock outstanding.

	Beneficially Owned Prior			Beneficially Owned
	to This Offering(1)			After This Offering

		Percentage of			Percentage of
		Outstanding	Shares To Be Sold in		Outstanding
Name	Shares	Shares	This Offering	Shares	Shares

Aeneas Venture Corporation(2)(3)
c/o Charlesbank Capital Partners, LLC 600 Atlantic Avenue Boston, MA 02210
J.P. Morgan Partners (BHCA), L.P.
c/o J.P. Morgan Partners, L.L.C. 1221 Avenue of the Americas New York, New York 10020(4)
Virginia Surety Company, Inc.
c/o Aon Advisers, Inc. 200 East Randolph Drive Chicago, Illinois 60606(4)(5)

(1)	Pursuant to the regulations of the Commission, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares. Each person is deemed to be the beneficial owner of securities which may be acquired within sixty days through the exercise of options, warrants, and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person. However, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person, except as noted.

(2)	Penske Capital, International Motor Cars Group I, L.L.C. (“IMCG-I”), International Motor Cars Group II, L.L.C. (“IMCG-II”), Mitsui and Aeneas Venture Corporation disclaim beneficial ownership of the shares owned by the others that may be deemed to exist pursuant to the Stockholders Agreement.

(3)	Based on the Schedule 13D (Amendment No. 2) filed on May 6, 1999 by Charlesbank Capital Partners, LLC. Aeneas Venture Corporation, a title holding company for the endowment fund of Harvard University, is the direct beneficial owner of the common stock. Charlesbank Capital Partners, the investment advisor for Aeneas Venture Corporation, is the indirect beneficial owner of the common stock. Charlesbank has sole power to vote and sole power to dispose of such shares, subject to the terms of the Stockholders Agreement. Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of common stock.

(4)	The above table assumes that prior to the closing of this offering, the Limited Liability Company Agreements for each of IMCG-I and IMCG-II (together, the “Operating Agreements”) will be amended to provide that J.P. Morgan Partners (BHCA), L.P. (“JPMP”) and Virginia Surety Company, Inc., (“Aon”) may sell shares of common stock in this offering. Pursuant to the Operating Agreements as currently in effect, JPMP, as a non-managing member of IMCG-I and IMCG-II, and Aon, as a non-managing member of IMCG-I, do not have the right to sell any shares of common stock in this offering or to direct either IMCG-I or IMCG-II to sell shares of common stock in this offering on their behalf. Pursuant to the Operating Agreements as currently in effect, the sole right to dispose of, or direct the disposition of, shares of common stock held by each of IMCG-I and

IMCG-II is vested in Penske Capital, in its capacity as managing member of each of IMCG-I and IMCG-II. The Operating Agreements cannot be amended without the consent of Penske Capital. As of the date hereof, JPMP disclaims beneficial ownership of such shares of common stock to be sold in this offering and all other shares of common stock held by IMCG-I and IMCG-II because JPMP does not have any ability or right to cause Penske Capital to amend the Operating Agreements to give JPMP investment control over the shares of common stock held by each of IMCG-I and IMCG-II.

(5)	As of the date hereof, Aon disclaims beneficial ownership of such shares of common stock to be sold in this offering and all other shares of common stock held by IMCG-I and IMCG-II because Aon does not have any ability or right to cause Penske Capital to amend the Operating Agreements to give Aon investment control over the shares of common stock held by each of IMCG-I and IMCG-II.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of February 5, 2002 by (1) each of our directors, (2) each of our executive officers, (3) all of our directors and executive officers as a group, and (4) each person known to us to own more than five percent of our common stock, and as adjusted to reflect the sale of the common stock offered by this prospectus.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Applicable percentage of ownership prior to this offering is based on 27,566,954 shares of common stock outstanding and after the offering is based on 33,173,067 shares of common stock outstanding.

	Beneficially Owned Prior			Beneficially Owned
	to This Offering(1)			After This Offering

		Percentage of			Percentage of
		Outstanding	Shares To Be Sold in		Outstanding
Name	Shares	Shares	This Offering	Shares	Shares

Penske Capital Partners, L.L.C.(2)(3)	14,464,452	37.95%
One Harmon Plaza, Ninth Floor Secaucus, NJ 07094
Aeneas Venture Corporation(3)(4)	2,686,956	7.26%
c/o Charlesbank Capital Partners, LLC 600 Atlantic Avenue Boston, MA 02210
Penske Corporation(3)(5)	9,896,871	26.42%
13400 Outer Drive West Detroit, Michigan 48239
Samuel X. DiFeo(6)	387,867	1.01%
Michael R. Eisenson(7)	2,686,956	7.26%
James A. Hislop(8)	14,514,452	38.08%
Lucio A. Noto	1,000	*
Roger S. Penske(9)	24,782,990	64.31%
Richard J. Peters	6,000	*
Eustace W. Mita	308,000	*
Ronald G. Steinhart	7,250	*
Motokazu Yoshida(10)	1,302,326	3.42%
James R. Davidson(11)	66,020	*
Robert H. Kurnick, Jr.(12)	7,833	*
Paul H. Walters(12)	5,853	*
All directors and executive officers as a group ((12) persons)	29,612,095	76.40%

*	Less than 1%

(1)	Pursuant to the regulations of the Commission, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares. Each person is deemed to be the beneficial owner of securities which may be acquired within sixty days through the exercise of options, warrants, and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person. However, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person, except as noted.

(2)	Based on the Schedule 13D (Amendment No. 10) filed on August 7, 2001, Penske Capital has sole voting and dispositive power with respect to 14,464,452 shares of common stock, IMCG-I has sole voting and dispositive power with respect to 11,278,410 shares of common stock, and IMCG-II, has sole voting and dispositive power with respect to 3,186,042 shares of common stock, in each case subject to the terms of the Amended and Restated Stockholders Agreement among various of our stockholders and us, dated as of February 28, 2001 (the “Stockholders Agreement”). Penske Capital’s beneficial ownership consists of 8,794.171 shares of Series A Convertible Preferred Stock, which are convertible into 8,794,171 shares of common stock; 648.588 shares of Series B Convertible Preferred Stock, which are convertible into 648.588 shares of Series A Convertible Preferred Stock (unless it would cause a Regulatory Problem) or 648,588 shares non-voting or voting common stock, as the case may be; 3,915,580 shares of voting common stock; and 1,106,113 shares of non-voting common stock. Penske Capital is the managing member of each of International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C. The managing members of Penske Capital are Roger Penske and James A. Hislop. The actual number of shares beneficially owned by Penske Capital may be increased upon conversion into common stock if dividends are accrued but unpaid at the time of conversion. Penske Capital intends, but is not obligated to cause IMCG-I and IMCG-II to make a special distribution of our equity securities which equity securities will be sold in this offering by the non-managing members of each of IMCG-I and IMCG-II. The non-managing members of IMCG-I are J.P. Morgan Partners (BHCA), L.P. (“JPMP”) and Virginia Surety Company, Inc. The non-managing member of IMCG-II is JPMP.

(3)	Penske Capital, IMCG-I, IMCG-II, Mitsui and Aeneas Venture Corporation, each disclaim beneficial ownership of the shares owned by the others that may be deemed to exist pursuant to the Stockholders Agreement.

(4)	Based on the Schedule 13D (Amendment No. 2) filed on May 6, 1999 by Charlesbank Capital Partners, LLC. Aeneas Venture Corporation, a title holding company for the endowment fund of Harvard University, is the direct beneficial owner of the common stock. Charlesbank Capital Partners, the investment advisor for Aeneas Venture Corporation, is the indirect beneficial owner of the common stock. Charlesbank has sole power to vote and sole power to dispose of such shares, subject to the terms of the Stockholders Agreement. Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of common stock.

(5)	Based on the Schedule 13D (Amendment No. 10) filed on August 7, 2001, Penske Corporation is the direct beneficial owner of the common stock. Penske Corporation has sole power to vote and sole power to dispose of such shares.

(6)	Includes options to purchase 281,667 shares of common stock that are exercisable within 60 days of the date of this prospectus.

(7)	Represents the shares held by Aeneas. Mr. Eisenson is the Managing Director and Chief Executive Officer of Charlesbank, the investment advisor of Aeneas. Mr. Eisenson disclaims beneficial ownership of all shares held by Aeneas.

(8)	Includes the 14,464,452 shares deemed to be beneficially owned by Penske Capital. Mr. Hislop is a managing member of Penske Capital. Mr. Hislop disclaims beneficial ownership of the shares beneficially owned by Penske Capital.

(9)	Includes the 14,464,452 shares deemed to be beneficially owned by Penske Capital, for which shares Mr. Penske may be deemed to have shared voting and shared dispositive power, 9,896,871 shares deemed to be beneficially owned by Penske Corporation, for which shares Mr. Penske may be deemed to have shared voting and shared dispositive power, and options to purchase 400,000 shares, for which shares Mr. Penske holds sole voting and dispositive power. Mr. Penske is a managing member of Penske Capital and the Chairman and Chief Executive Officer of Penske Corporation. Mr. Penske disclaims beneficial ownership of the shares beneficially owned by Penske Capital and Penske Corporation.

(10)	Represents the shares held by Mitsui. Mr. Yoshida is the nominee of Mitsui to our board of directors and serves as the Chief Operating Officer, Motor Vehicles, Marine and Aerospace Group of Mitsui. Subject to the Stockholders Agreement, Mitsui has sole voting and dispositive power with respect to the common stock. Mr. Yoshida disclaims beneficial ownership of the shares held by Mitsui.

(11)	Includes 62,000 shares issuable upon the exercise of options that are vested and exercisable within 60 days and 500 shares held by Mr. Davidson’s wife. Mr. Davidson disclaims beneficial ownership of all shares held by his wife.

(12)	Includes 5,833 shares issuable upon the exercise of options that are vested and exercisable within 60 days.

DESCRIPTION OF INDEBTEDNESS

Bank Credit Agreement

      General. We have entered into an amended and restated credit agreement with an aggregate borrowing capacity of $931.0 million. The lenders under this agreement are Chrysler Financial Company L.L.C., as agent and as lender, and Toyota Motor Credit Corporation.

      Amount. The credit agreement provides for:

•	$125.0 million in revolving loans to be used for general working capital purposes;

•	$770.0 million in revolving loans to be used for acquisitions, less any amount outstanding under the general revolving facility of up to $125.0 million; and

•	a $161.0 million term loan, all of which was borrowed during 1999 and 2000 to repurchase our outstanding senior subordinated notes.

      Interest. Loans under the credit agreement bear interest at between LIBOR plus 2.00% and LIBOR plus 3.00%.

      Maturity. The revolving loans, including the revolving loans for acquisitions, mature on the earlier of August 3, 2005, or on such other date as the loans may terminate pursuant to provisions of the credit agreement. The term loan matures on December 23, 2007 (subject to the mandatory prepayment provisions described below).

      Collateral. Under the credit agreement, we have granted security interests in substantially all of our assets that are not subject to security interests granted to floor plan lending sources. The security interests of our floor plan lenders consist principally of all vehicles they finance and the related proceeds. We have also pledged the outstanding capital stock of some of our subsidiaries to the lenders under the credit agreement.

      Guarantees. The credit agreement is fully and unconditionally guaranteed on a joint and several basis by our automobile dealership subsidiaries and will be guaranteed by any additional automobile dealership subsidiaries which we establish in the future.

      Optional and Mandatory Prepayments. We can prepay our loans under the credit agreement in whole or in part at any time without premium or penalty. With respect to the $161.0 million of term loans, $25.0 million must be repaid on December 23, 2003, $25.0 million must be repaid on December 23, 2005, and the remainder must be repaid on December 23, 2007. If we or our subsidiaries receive net cash proceeds from the issuance of any subordinated debt, we must use such proceeds to prepay the term loan. In some cases if borrowings exceed a borrowing base the loans must be repaid in the amount of such excess.

      Covenants. Under the credit agreement, we are subject to certain financial and operating covenants requiring us to maintain a maximum funded debt to stockholders’ equity ratio, a maximum non-floor plan-debt to stockholders’ equity ratio, and a maximum funded debt to EBITDA ratio. The credit agreement also requires us to maintain sufficient working capital in order to remain in compliance with our franchise agreements.

      In addition, we are restricted by various covenants which, subject to various exceptions, govern our ability and the ability of our subsidiaries to:

•	incur debt;

•	incur liens;

•	make restricted payments, purchase our equity securities or redeem subordinated debt (other than the repurchase, redemption, defeasance or repayment of the 11% senior subordinated notes using the proceeds of up to $5.0 million of revolving loans);

•	merge, consolidate or sell our business;

•	make acquisitions, unless after any proposed acquisition we are in pro forma compliance with all financial ratios in the credit agreement, all automobile manufacturers doing business with the target have consented to the acquisition, and at least 20% of the total consideration for all acquisitions since June 28, 2000, is paid other than with debt;

•	modify our organizational documents, including our and our subsidiaries’ articles of incorporation and by-laws, in a manner that might reasonably be expected to materially and adversely affect the interests of the lenders;

•	enter into transactions with affiliates;

•	engage in any line of business other than the current business;

•	make certain investments; and

•	amend our floor plan documents if such modification would have a material adverse effect.

      A breach of any of these covenants or other covenants included in the credit agreement would be cause for acceleration of repayment and termination of the credit agreement by the lenders.

      Events of Default. Events of default under the credit agreement include, among others and subject to the following exceptions:

•	non-payment of principal or, after five business days, interest, fees, or reimbursement obligations with respect to any letter of credit or other amounts due under the credit agreement;

•	any default relating to any of our other debt or debts of our subsidiaries in an amount exceeding $20.0 million and that default (a) consists of the failure to pay the debt when due or (b) accelerates the maturity of the debt or allows the holder to accelerate its maturity;

•	defaults occurring under any floor plan financing with one of the lenders;

•	defaults under other material obligations with respect to a material purchase or lease of goods and services or under an agreement with a manufacturer;

•	bankruptcy and insolvency events with respect to us or our subsidiaries;

•	failure to comply with any covenants in the credit agreement (subject to any applicable cure periods);

•	final judgments against us or our subsidiaries in an amount exceeding $10.0 million which is not paid or discharged within 60 days after the judgment was entered; or

•	such time as a majority of our directors cease to be either (1) nominees or designees of Penske Capital Partners or Penske Corporation, (2) officers and directors of an entity controlled by or under common control with Penske Capital Partners or Penske Corporation, or (3) any person approved by the directors in (1) and (2).

11% Senior Subordinated Notes due 2007

      In 1997, we issued $200.0 million aggregate principal amount of 11% senior subordinated notes due 2007. The subordinated notes were unsecured but were fully and unconditionally guaranteed on a joint and several basis by each of our automotive dealership subsidiaries. The indentures governing the notes require us to comply with specified debt service coverage ratio levels in order to incur incremental indebtedness. Those indentures also limit our ability to pay dividends based on a formula which takes into account, among other things, our consolidated net income, and contain other covenants that restrict our ability to purchase capital stock, incur liens, sell assets and enter into other transactions.

      In 1999, we redeemed $49.0 million of these notes. In 2000, the beneficial ownership of Penske Capital Partners and various affiliated entities went above 40% requiring us to make an offer to purchase all of the outstanding subordinated notes at a purchase price in cash equal to 101% of their principal amount. In May 2000 we completed the offer and repurchased $147.3 million of the outstanding subordinated notes. As of December 31, 2001, $3.7 million of the subordinated notes remained outstanding.

Floor Plan Financing

      Our subsidiaries currently have in place a number of floor plan credit facilities with the captive finance companies of various manufacturers, including Ford Motor Credit Company, General Motors Acceptance Corporation, Chrysler Financial Company, Toyota Motor Credit Corporation, World Omni Financial Corp. and BMW Financial Services NA, LLC. Each dealership subsidiary has its own agreement with the relevant manufacturers for its inventory financing needs. As of December 31, 2001, we had an aggregate of $620.0 million outstanding under our floor plan facilities.

      We make monthly interest payments on the principal amount then outstanding under our floor plan facilities but we are not required to make any payments towards the principal loan amount prior to the sale of the related vehicles. The underlying notes are demand notes and the payments under these notes are due when the related vehicles are sold. The underlying notes are secured by the applicable dealership’s vehicle inventories and the proceeds of the vehicles and, in some cases, a guarantee from us.

      The terms of our floor plan financing vary from lender to lender. Many of the agreements include limitations on the dealership subsidiary’s ability to make distributions of its property or assets, make loans or other advances of money, enter into change of control transactions or materially change its capital structure and business. Most of the agreements prohibit the granting of liens on the collateral held by the floor plan lender. The financing under our floor plan arrangements can typically be terminated by the manufacturer upon the occurrence of events of default. Events of default vary from lender to lender and may include, among others, a material adverse change in the dealer’s business, a failure to hold a related dealer agreement, a change in our control, a default under our indebtedness, a default under the dealership subsidiary’s other indebtedness and the bankruptcy of the dealership.

DESCRIPTION OF CAPITAL STOCK

      Upon the closing of this offering, our authorized capital stock will consist of (a) 80,000,000 shares of voting common stock, par value $0.0001 per share, (b) 7,125,000 shares of non-voting common stock, par value $0.0001 per share, (c) 20,000,000 shares of Class C common stock, par value $0.0001 per share, and (d) 100,000 shares of preferred stock, par value $0.0001 per share, including 10,000 shares of Class A preferred stock, par value $0.0001 per share, and 10,000 shares of Class B preferred stock, par value $0.0001 per share. Upon the closing of the offering, we will have 32,066,954 outstanding shares of voting common stock, 1,106,113 outstanding shares of non-voting common stock, no outstanding shares of Class C common stock, 7,294.17076 outstanding shares of Class A preferred stock and 648.58834 outstanding shares of Class B preferred stock.

      The following summary of the material terms and provisions of our capital stock is not complete and is subject to the terms included in our restated certificate of incorporation, our by-laws, the certificates of designation relating to the Class A preferred stock and Class B preferred stock and Delaware law. Reference is made to those documents and to Delaware law for a detailed description of the provisions summarized below.

Common Stock

      Each outstanding share of our common stock is identical in all respects and entitles its holder to the same rights and privileges, except as otherwise described below. Holders of shares of common stock do not have preemptive or other rights to subscribe for additional shares of common stock or for any other securities of our company.

      Voting Common Stock. Each holder of voting common stock is entitled to one vote per share on all matters to be voted on by our stockholders. In addition, some stockholders that are “regulated stockholders” (as defined below) may at any time convert their shares of voting common stock into an equal number of shares of non-voting common stock in order to comply with applicable regulatory requirements.

      Non-Voting Common Stock. Holders of non-voting common stock are generally not entitled to vote that stock on any matter on which our stockholders are entitled to vote.

      Holders of non-voting common stock can vote as a separate class on any merger or consolidation of our company with or into another entity or entities, or any recapitalization or reorganization, in which shares of non-voting common stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of voting common stock or would otherwise be treated differently from shares of voting common stock in connection with such transaction, except that shares of non-voting common stock may, without such a separate class vote, receive non-voting securities which are otherwise identical to the voting securities received with respect to voting common stock so long as (1) the non-voting securities are convertible into the voting securities on the same terms as the non-voting common stock is convertible into voting common stock and (2) all other consideration is equal on a per share basis. Holders of shares of non-voting common stock can vote as a separate class on any amendment to provisions contained in this paragraph.

      Holders of non-voting common stock may at any time convert any or all of their shares into an equal number of shares of voting common stock. However, a holder of non-voting common stock may not convert their shares if, as a result of that conversion, the holder would control (1) more shares of our voting common stock or other securities than the holder is permitted to own pursuant to any regulation applicable to it or (2) with respect to holders regulated by state insurance law, 5% or more of our voting capital stock. However, the shares of non-voting common stock may be converted into voting common stock if the holder believes that such converted shares will be transferred within 15 days pursuant to a “conversion event” and the holder agrees not to vote such shares of voting common stock prior to the conversion event and undertakes to convert such shares back into non-voting common stock if such shares are not transferred pursuant to a conversion event. A “conversion event” includes a public offering by us and certain changes of control of our company.

      We may not convert or directly or indirectly redeem, purchase or otherwise acquire any shares of voting common stock or any other class of our capital stock or take any other action affecting the voting rights of such shares if such action will increase the percentage of any class of outstanding voting securities owned or controlled by any regulated stockholder, unless we give written notice of such action to each regulated stockholder. We must defer making any such conversion, redemption, purchase or acquisition for a period of 30 days after giving notice to the regulated stockholders.

      We may not be a party to any reorganization, merger or consolidation pursuant to which any regulated stockholder would be required to take (1) any voting securities that would cause such holder to violate any law, regulation or other governmental requirement or (2) any securities convertible into voting securities which if such conversion occurred would cause such holder to violate any law, regulation or governmental requirement.

      Class C Common Stock. If any Class C common stock is issued, each holder of Class C common stock would be entitled to one-tenth of one vote for each share of Class C common stock held by such holder. We currently have no outstanding shares of Class C common stock.

      The holders of shares of voting common stock and Class C common stock and, on any matter on which the holders of shares of non-voting common stock are entitled to vote, the holders of shares of non-voting common stock, all vote together as a single class; provided, however, that the holders of shares of non-voting common stock or Class C common stock are entitled to vote as a separate class on any amendment, repeal or modification of any provision of the certificate of incorporation that adversely affect the powers, preference or special rights of the holders of the non-voting common stock or Class C common stock, respectively.

      For purposes of this section, “regulated stockholder” includes (1) a stockholder governed by Regulation Y and to which shares of common stock were issued pursuant to the warrants issued to J.P. Morgan Capital Corporation, (2) a stockholder regulated by the New York Insurance Law and to which shares of our common stock were issued pursuant to the warrants issued to The Equitable Life Assurance Society of the United States, (3) specified affiliates and transferees of the stockholders described in (1) and (2) above, (4) International Motor Cars Group II, LLC and (5) any other stockholder that is subject to Regulation Y and owns our common stock or preferred stock.

Preferred Stock

      Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each series, to fix the designations, powers, preferences and rights of the shares of each series and to impose any qualifications, limitations or restrictions of each series. The board may, among other things, determine with respect to each series of preferred stock specific voting rights, designations, dividend rights (and whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences. Because the board of directors will have the power to establish the preferences and rights of the shares of any series of preferred stock without any further action or vote by the stockholders, the board may afford the holders of any series of preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock.

      One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult, discourage or prevent an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise and thereby protect the continuity of our current management. The issuance of shares of the preferred stock pursuant to the board of directors’ authority may adversely affect the rights of holders of common stock.

Series A Convertible Preferred Stock and Series B Convertible Preferred Stock

      Our board of directors has authorized the issuance of up to 10,000 shares of Series A preferred stock and up to 10,000 shares of Series B preferred stock. All of the Series A preferred stock and Series B preferred stock is held by International Motor Cars Group I, LLC and International Motor Cars Group II, LLC.

      Rank. Series A preferred stock ranks equal with Series B preferred stock. Both Series A preferred stock and Series B preferred stock rank senior to voting common stock and non-voting common stock with respect to dividend rights and rights on liquidation.

      Dividends. The holders of shares of Series A preferred stock and Series B preferred stock are entitled to receive semi-annual cumulative dividends at an annual rate of 6.5% of the liquidation preference per share. Dividends were payable in kind through August 3, 2001. Since that date dividends on the Series A preferred stock and Series B preferred stock have been payable in cash. No dividend or distribution in cash, capital stock or property may be declared or paid on the common stock or any other capital stock unless all accumulated and unpaid dividends on the Series A preferred stock and Series B preferred stock have been paid.

      Whenever any dividend on either the Series A preferred stock or Series B preferred stock has not been paid, we may not (1) declare or pay any dividends on any shares of capital stock ranking equal to or junior to such preferred stock or (2) redeem or purchase any shares of capital stock ranking equal to or junior to that preferred stock, subject to several exceptions related to employee benefits.

      Voting Rights. Each share of Series A preferred stock has the right to vote on an as-converted basis together with the voting common stock as a single class on all matters, including the election of directors, submitted to our stockholders for a vote. In addition, the affirmative vote of the holders of a majority of the outstanding shares of the Series A preferred stock will be required (1) to authorize, increase the authorized number of shares of, or issue any shares of any class or series within a class of our capital stock ranking prior or equal to the Series A preferred stock; (2) to increase the authorized number of shares of, or issue any shares of, Series A preferred stock; or (3) to authorize, adopt or approve an amendment to the certificate of incorporation or the applicable certificate of designation which would alter or change the powers, preferences or rights of the Series A preferred stock.

      The holders of Series B preferred stock generally do not have any voting rights. However, the affirmative vote of the holders of a majority of the outstanding shares of Series B preferred stock will be required (1) to authorize, increase the authorized number of shares of, or issue any shares of any class or series within a class of our capital stock ranking prior or equal to the Series B preferred stock; (2) to increase the authorized number of shares of, or issue any shares of, Series B preferred stock; or (3) to authorize, adopt or approve an amendment to the certificate of incorporation or the applicable certificate of designation which would alter or change the powers, preferences or rights of the Series B preferred stock.

      Conversion Rights. Each share of Series A preferred stock is convertible into 1,000 shares of voting common stock subject to adjustment. Each share of Series B preferred stock is convertible into 1,000 shares of non-voting common stock subject to adjustment. Each share of Series B preferred stock may be converted at the option of the holder into one share of Series A preferred stock at any time unless as a result of the conversion, the holder would own or have the right to vote a greater number of shares than the holder is permitted to own, control or have the right to vote under any law, regulation, rule or other requirement.

      Redemption. Beginning on May 3, 2002, we will have the right to redeem any or all shares of the Series A preferred stock and Series B preferred stock if the current market price per share of common stock for at least 20 out of 30 consecutive trading days immediately preceding the date of notice of redemption was given is equal to or greater than 150% of the conversion price (currently $10 a share) as of the first day of such 30-day period. The redemption price for the Series A preferred stock and the Series B preferred stock is equal to the liquidation preference as of the redemption date.

      Liquidation. Each share of Series A preferred stock and Series B preferred stock has a liquidation preference of $10,000 per share plus all accrued and unpaid dividends. In any liquidation of our company, no distribution can be made to holders of common stock unless the holders of Series A preferred stock and Series B preferred stock have received the liquidation preference.

Limitation on Liability and Indemnification Matters

      Our certificate of incorporation limits the liability of our directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors are not personally liable for money damages for breach of fiduciary duty as a director, except for liability

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any breach of the director’s duty of loyalty to us or our stockholders; and

•	for any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation and bylaws also contain provisions indemnifying our directors, officers, employees and agents to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which such persons may be entitled under our bylaws, any agreement, a vote of stockholders or otherwise.

      In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Provisions of Delaware Law

      A number of provisions in our certificate of incorporation, by-laws and Delaware law may make it more difficult to acquire control of us by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of us;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

      Staggered board. Our certificate of incorporation and by-laws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our certificate of incorporation and by-laws also provide that the board of directors shall be divided into three classes. The members of each class of directors serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. A supermajority vote of the stockholders is required to amend the staggered board provision.

      Our certificate of incorporation provides that the staggered board provision only applies to directors elected by holders of voting common stock. If holders of any class of our capital stock obtain the right to elect directors voting as a separate class, the maximum number of directors will be increased by the number of directors whom those holders may elect and upon termination of such right the number will be reduced to the extent it was previously increased.

      No Stockholder Action Without a Meeting. Our certificate of incorporation and by-laws provide that stockholders may only take action at an annual or special meeting.

      Special Meetings of Stockholders. Our bylaws provides that special meetings of our stockholders may be called only by the board of directors, the chairman of the board or the chief executive officer and must be called by the chief executive officer only upon the request of the holders of a majority of the outstanding shares of capital stock entitled to vote. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors, the chairman of the board or the chief executive officer. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

      Issuance of Preferred Stock. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may among other things, discourage, delay, defer or prevent a change in control of us.

      Authorized But Unissued Shares of Common Stock. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

      Section 203 of the Delaware General Corporation Law. We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

      A “business combination” includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and some transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. An “interested stockholder” is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

•	our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

•	the business combination is approved by a majority of our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Stockholders Agreement

      On February 28, 2001, we entered into an amended and restated stockholders agreement (superseding the May 3, 1999 stockholders agreement) with International Motor Cars Group I, LLC and International Motor Cars Group II, LLC (the “PCP Entities”), AIF II, L.P., Aeneas Venture Corporation, and Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. (together “Mitsui”). Each of the PCP Entities, AIF II, L.P., Aeneas Venture Corporation and Mitsui are referred to in this section as the “Significant Stockholders.”

      Pursuant to the stockholders agreement, our board of directors must consist of Roger Penske, four additional directors nominated by the PCP Entities, one director nominated by Mitsui and three independent directors. The PCP Entities’ nominees to the board of directors are Richard J. Peters, James A. Hislop and Eustace W. Mita. In addition, pursuant to an agreement with Penske Corporation, Mitsui has agreed to vote its shares of common stock in favor of Penske Corporation’s nominees to our board of directors, and Penske Corporation has agreed to vote its shares of common stock to elect one Mitsui nominee to our board of directors. Motokazu Yoshida is the nominee to the board of directors by Mitsui. The PCP Entities and the other Significant Stockholders have also agreed to use their reasonable best efforts to have the Compensation Committee of the board of directors consist of Roger S. Penske, one additional designee of the PCP Entities and two independent directors.

      If the beneficial ownership in us of the PCP Entities and Penske Corporation, excluding as a result of unexercised warrants, is reduced below 20%, the number of designees of the PCP Entities will be reduced by one for each 2.5% decrease in beneficial ownership. In addition, the right of the PCP Entities to designate directors will be suspended when the beneficial ownership in us of the PCP Entities is reduced below 10% or if they are in default of their covenant to cause Mr. Penske to serve as our chairman and chief executive officer for specified time periods. The right of Mitsui to designate a director will be suspended when Mitsui’s beneficial ownership is reduced to below 2.5%. If the right of the PCP Entities or Mitsui to nominate directors is reduced, the Significant Stockholders must use their reasonable best efforts to have the successors to those directors both be selected by a majority of the remaining directors, excluding the director whose position is no longer entitled to be designated by Mitsui or the PCP Entities, and not be affiliates of the PCP Entities. These provisions regarding board membership terminate in February 2004.

      The PCP Entities and the other Significant Stockholders also agreed, until December 14, 2003, among other things, not to acquire any of our capital stock or assets, enter into a business combination involving us or our affiliates, participate in a proxy contest with respect to us or initiate or propose any stockholder proposals with respect to us or our affiliates. Notwithstanding the prior sentence, the stockholders agreement permits (1) any transaction by the PCP Entities or a Significant Stockholder approved by either a majority of non-affiliated members of the board of directors or a majority of the non-affiliated stockholders, (2) in the case of the Significant Stockholders, the acquisition of securities if, after giving effect to such acquisition, the beneficial ownership of such party in us is less than or equal to 49% and, in the case of the PCP Entities, is less than or equal to 65%, (3) the granting by the board of directors of options to affiliates of the PCP Entities or the Significant Stockholders, or (4) the exercise of stock options.

      The PCP Entities agreed, until May 3, 2002, not to transfer any of their securities, subject to a number of exceptions. The PCP Entities also agreed that if they transferred any securities prior to May 3, 2002, AIF and Aeneas would be entitled to tag along in any such transfer. Penske Corporation agreed that if it transferred any securities prior to February 28, 2003, Mitsui would be entitled to tag along in that transfer.

      The PCP Entities agreed to cause Roger S. Penske to serve as the chairman of the board of directors until August 3, 2002. However, this obligation will cease if directors designated by the PCP Entities no longer constitute a majority of the board of directors as a result of a decrease in share ownership by the PCP Entities.

Registration Rights Agreements

      On May 3, 1999, we and the PCP Entities entered into a registration rights agreement and on December 22, 2000, we and Penske Automotive Holdings Corp., a subsidiary of Penske Corporation, entered into a registration rights agreement. Pursuant to these agreements, the PCP Entities and Penske Corporation each may require us on three occasions to register all or part of their common stock. Other of our stockholders who are entitled to include securities in any registration demanded by the PCP Entities or Penske Corporation may do so but the securities of the other stockholders will be excluded in the event that market factors require a limitation on the number of shares to be included. The PCP Entities and Penske Corporation are also entitled to request inclusion of all or any part of their common stock in any registration of securities by us on Forms S-1, S-2 and S-3 under the Securities Act.

      On February 28, 2001, we and Mitsui entered into a registration rights agreement. Pursuant to the agreement, if we propose to register any of the Penske registrable securities as a result of a demand pursuant to the Penske registration rights agreements, Mitsui is entitled to request inclusion of all or any part of its common stock in any registration of securities by us on Forms S-1, S-2 and S-3 under the Securities Act.

      In October 1993 we entered into a registration rights agreement with Aeneas Venture Corporation and others. Stockholders under this agreement received certain demand and piggyback registration rights in connection with the registration of our capital stock.

      In addition, we expect to enter into a registration rights agreement with J.P. Morgan Partners (BHCA), L.P. and Virginia Surety Company, Inc. Pursuant to the agreement, we expect that we will file a shelf registration statement covering approximately           of their shares which may not be filed earlier than the 46th day following the date of this prospectus and may not be declared effective until the 90th day following the date of this prospectus. We also expect that we will file an additional shelf registration statement registering an additional            shares of common stock for the benefit of the selling stockholders which may not be declared effective earlier than one year after execution of the agreement. We also expect to grant certain piggyback registration rights to the stockholders. As part of this agreement, we expect that J.P. Morgan Partners (BHCA), L.P. and Virginia Surety Company, Inc. will agree not to sell 4.5 million shares of common stock for one year following execution of the agreement. The terms of the final agreement may differ from the terms described herein.

      We have agreed to pay all expenses (subject to some limitations) incident to the registration and disposition of the securities registered pursuant to the registration rights agreements (other than underwriting discounts and commissions in respect thereof).

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

Listing

      Our common stock is listed on the New York Stock Exchange under the symbol “UAG.”

SHARES ELIGIBLE FOR FUTURE SALE

      The potential for sales of substantial amounts of our common stock in the public market after this offering may have a material adverse affect on the market price of our common stock. After this offering is completed, we will have 33,173,067 shares of common stock and non-voting common stock outstanding, and we will also have outstanding shares of preferred stock convertible at any time into 7,942,759 shares of common stock. Of these shares, 12,843,786 shares will be subject to lockup agreements with the underwriters which will restrict the sale of these shares for 90 days, and 16,653,974 shares will be subject to lock-up agreements with the underwriters which will restrict the sale of these shares for 180 days.

      Subject to the lockup agreements, all of our outstanding shares of common stock will be freely tradable except for (1) shares held by any of our affiliates and (2) the 1,130,719 shares subject to Rule 144 issued in connection with acquisitions in October 2000 (841,476 shares) and October 2001 (289,240 shares). Any shares held by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including the exemption under Rule 144.

      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will be approximately 320,669 shares after this offering; or

•	the average weekly trading volume during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144.

The holder may only sell such shares through unsolicited brokers’ transactions or directly to market makers. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us. In addition, in some cases successive purchasers can “tack” the holding period of the prior owners of the securities in order to satisfy the one-year and two-year holding period requirements.

      A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the volume limitations and other restrictions described above. Persons deemed to be affiliates are always subject to the volume limitations, even after the applicable holding periods have been satisfied. We are unable to estimate the number of shares that will be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors beyond our control. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

      We expect that we will file a shelf registration statement with respect to up to           shares of common stock for the benefit of the selling stockholders no earlier than the 46th day after the date of this prospectus, and to have such registration statement declared effective on the 90th day after the date of this prospectus. In addition, we expect that we will file a registration statement registering an additional            shares of common stock for the benefit of the selling stockholders which may not be declared effective earlier than one year after execution of the agreement.

      In addition, the holders of            shares have registration rights pursuant to which they can demand the registration of their shares after the expiration of their 180-day lockup period. Registration of these securities would enable these securities to be freely tradable without restriction under the Securities Act. We may also, from time to time, file registration statements covering the issuance and/or resale of shares of common stock which may be issued in potential future acquisitions.

      In addition to outstanding shares eligible for sale, 2,404,601 shares of our common stock are issuable under currently outstanding stock options granted to our officers and employees. An additional 581,080 shares of common stock are reserved for issuance to employees under our benefit plans. We have filed registration statements covering 3,000,838 shares of common stock reserved for issuance under our common stock plans. Accordingly, upon exercise, the shares of our common stock issued under this plan to non-affiliates will be eligible for immediate sale in the public markets, subject to the lock-up agreements.

UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

General

      This section summarizes the material United States tax consequences to a holder of shares that is a “Non-U.S. Holder” (as defined below). However, the discussion is limited in the following ways:

•	The discussion only covers you if you hold your shares as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of shares, such as the tax consequences to insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, United States expatriates, controlled foreign corporations, passive foreign investment companies, and foreign personal holding companies. We suggest that, if you are a taxpayer subject to special rules, you consult your tax advisor about the consequences of holding shares in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the shares.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not cover the tax consequences for the shareholders, partners or beneficiaries of the “Non-U.S. Holder.”

•	We have not requested a ruling from the IRS on the tax consequences of owning the shares. As a result, the IRS could disagree with portions of the discussion.

      If you are considering buying shares, we suggest that you consult your tax advisor about the tax consequences of holding the shares in your particular situation.

      For purposes of this discussion, a “Non-U.S. Holder” is:

•	an individual that is a nonresident alien;

•	a corporation — or entity taxable as a corporation for United States federal income tax purposes — created or organized in or under the laws of a jurisdiction other than the United States or of any political subdivision of the United States;

•	a partnership — or entity taxable as a partnership for United States federal income tax purposes — created or organized in or under the laws of a jurisdiction other than the United States or of any political subdivision of the United States;

•	an estate that is not taxable in the United States on its worldwide income; or

•	a trust, in general, if no United States court is able to exercise primary supervision over the administration of the trust or if all substantial decisions of the trust are not under the control of United States persons.

      An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of as a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days the individual was present in the current year, one-third of the days the individual was present in the immediately preceding year and one-sixth of the days the individual was present in the second preceding year. Residents are taxed for United States federal income purposes as if they were United States citizens.

Withholding Taxes in General

      Unless an exception applies, all dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a rate of 30%. These taxes will be withheld either by the paying agent or by the bank, broker, or other intermediary through which you hold your shares. Generally, a Non-U.S. Holder will not be subject to withholding on gain recognized on a disposition of our stock.

      In general, the entire dividend we pay is subject to withholding tax. However, special rules apply if we make a distribution that is greater than our current or accumulated “earnings and profits” as calculated for United States federal income tax purposes. In that case, either:

•	we (or the paying agent or other intermediary) may elect to withhold only on the portion of the distribution that is out of our earnings and profits. In this case, the remainder of the distribution would generally not be subject to withholding tax;

•	we (or the paying agent or other intermediary) may withhold on the entire distribution. In that case, you would generally be entitled to obtain a refund or credit from the IRS for the withholding tax on the portion of the distribution that exceeds our earnings and profits.

Dividends

      In the event we pay any dividends, you may be entitled to a reduced rate of withholding taxes — or exemption from withholding taxes — if you are eligible for benefits under a tax treaty between the United States and your country of residence. The particular withholding tax rate that would apply to you depends on your tax status and on the particular tax treaty.

      To be eligible for benefits under a tax treaty, you generally must meet each of the following requirements:

•	you are the beneficial owner of the shares. That is, you are not holding the shares on behalf of someone else.

•	you are a resident of the tax treaty jurisdiction and you satisfy all the other requirements in the treaty, and

•	you comply with the documentation requirements discussed below.

      If you are treated as a partnership or other pass-through entity either for United States federal income tax purposes or under the tax laws of the treaty jurisdiction, you generally must satisfy additional requirements.

      In order to comply with the documentation requirements to claim tax treaty benefits, you must satisfy one of the following conditions.

•	You complete Form W-8BEN and provide it to the paying agent (or other intermediary). The Form W-8BEN must contain your name and address, and you must fill out Part II of the form to state your claim for treaty benefits. As long as the shares remain actively traded, you are not required to obtain a Taxpayer Identification Number to claim treaty benefits.

•	If you hold your shares directly through a “qualified intermediary,” you need not file Form W-8BEN if the qualified intermediary has in its files, or obtains from you, certain information concerning your eligibility for treaty benefits. A qualified intermediary is an intermediary that (1) is either a United States or non-United States entity, (2) is acting out of a non-United States branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the United States tax withholding rules under specified procedures.

•	In some limited circumstances, you may be permitted to provide documentary evidence in lieu of Form W-8BEN even if you hold your shares through an intermediary that is not a qualified intermediary.

      If you are treated as a partnership or trust for United States federal income tax purposes the following documentation requirements apply:

•	in the case of shares held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of shares held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust,” as defined in the United States Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

      A Non-U.S. Holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these United States Treasury regulations and the certification requirements applicable to it.

      Alternatively, if the dividend income is effectively connected with the conduct of your trade or business in the United States, dividends paid to you will be exempt from United States withholding tax (but will be taxed on a net income basis as discussed below), provided that, if an income tax treaty applies, such dividend income is also attributable to a permanent establishment in the United States. To claim this exemption, you must generally complete Form W-8ECI.

      The amount of dividends paid to you, and the amount withheld from the dividends, will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if you hold your shares directly through a qualified intermediary and the applicable procedures are complied with.

      The rules regarding withholding are complex and vary depending on your individual situation. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

Sale of Shares

      If you sell any shares, you will not be subject to federal income tax on any gain unless one of the following applies:

•	the gain is effectively connected with a trade or business that you conduct in the United States;

•	you are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the shares, and certain other conditions are satisfied; or

•	you directly or indirectly hold (or held at any time within the shorter of the five-year period before the sale or the period you held the shares) more than 5% of our shares and we are (or have been at any such time) a “United States real property holding corporation.” Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property assets plus its other assets used or held for use in a trade or business. We do not believe that we are currently a United States real property holding corporation or that we will become one in the future.

United States Trade or Business

      If you hold your shares in connection with a trade or business that you are conducting in the United States:

•	any dividends on the shares, and any gain from disposing of the shares, generally will be subject to income tax at the usual United States tax rates applicable to United States persons; or

•	if you are a corporation, you may be subject to the “branch profits tax” on your earnings that are effectively connected with your United States trade or business, including earnings from the shares. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

Estate Taxes

      If you are an individual, your shares and any shares treated as owned by you, will be included in your gross estate for United States federal income tax purposes when you die unless you are entitled to the benefits of an estate tax or other treaty and, therefore, may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

      Dividends paid to you or the gross proceeds from the disposition of the shares may be subject to information reporting. Some shareholders, including all corporations, are exempt from these rules.

      In addition, each shareholder that is not exempt from these rules is required to provide the paying agent (or other intermediary) with certain identifying information. If this information is not supplied, dividends or sale proceeds are subject to “backup withholding”. Backup withholding is not a tax, and amounts withheld may be refunded (or credited against the Non-U.S. Holder’s federal income tax liability, if any), provided that certain required information is furnished (and that such amounts are not subject to withholding).

      The above rules apply to Non-U.S. Holders of shares as follows:

•	Dividends paid to you will be exempt from the usual information reporting rules if you are eligible for a reduced withholding rate under a tax treaty as discussed above. However, as described above, dividends paid to you may be reported to the IRS on Form 1042-S.

•	If dividends paid to you are not eligible for benefits under a tax treaty and you do not provide information to the paying agent (or other intermediary) identifying yourself as a Non-U.S. Holder, in some cases you may also be subject to backup withholding. If necessary, you may provide the intermediary with Form W-8BEN, without claiming treaty benefits, in order to avoid being subject to backup withholding.

•	Sale proceeds you receive on a sale of your shares through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the United States office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the United States. In general, you may file Form W-8BEN, without claiming treaty benefits, to claim an exemption from information reporting and backup withholding on sale proceeds. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement, dated                     , 2002, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Stephens Inc. have severally agreed with us and the selling stockholders to purchase from us and the selling stockholders the number of shares of common stock set forth below opposite their respective names.

Underwriters	Number of Shares

Bear, Stearns & Co. Inc.
Banc of America Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Stephens Inc.

Total	6,000,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.

      The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession of not in excess of $          per share, of which $          may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction shall change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

      Some of the selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 900,000 shares of our common stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 900,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter’s percentage purchase commitment in the offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. Some of the selling stockholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

      The following table summarizes the underwriting compensation to be paid to the underwriters by us and the selling stockholders. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Total

	Per	Without	With
	Share	Over-Allotment	Over-Allotment

Underwriting discounts and commissions payable by us	$	$	$
Underwriting discounts and commissions payable by the selling stockholders	$	$	$

      We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $               .

      We and the selling stockholders have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

      Each of our executive officers, Penske Capital Partners, L.L.C., Penske Corporation and the Penske-affiliated directors have agreed, subject to specified exceptions, not to:

•	offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, loan or otherwise dispose of any shares of common stock, any of our other equity securities, any options or warrants to purchase any shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition; or

•	enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, other securities, cash or otherwise)

for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the common stock on and including the 180 day after the registration statement relating to the offering has been declared effective by the staff of the SEC. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement, other than the selling stockholders, providing consent to the sale of shares prior to the expiration of the lock-up period.

      The selling stockholders and non-Penske affiliated directors (and their related entities) have also agreed to the same restrictions on their ability to offer or sell common stock and our other equity securities for a period of 90 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc.

      In addition, we have agreed that, for 180 days after the date of this prospectus, we will not, without the prior written consent of Bear, Stearns & Co. Inc., issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of options or shares of common stock upon the exercise of outstanding options or warrants, and the issuance of options or shares of common stock under existing stock option and incentive plans. We also agreed that we will not consent to the disposition of any shares held by stockholders subject to lockup agreements prior to the expiration of their respective lockup periods.

      Other than in the United States, no action has been taken by us, the selling stockholders, or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which an offer or a solicitation is unlawful.

      Each underwriter has agreed that (1) it has not offered or sold and, prior to the expiration of the period of six months from the closing date, will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Orders 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Orders 1997 or is a person to whom that document may otherwise lawfully be issued or passed on.

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us and the selling stockholders to allocate a specific number of shares for sale to online brokerage account holders. Any allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us, the selling stockholders, or any underwriter in its capacity as underwriter and should not be relied upon by investors.

      The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “syndicate covering transaction” is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A “penalty bid” is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or a syndicate member in connection with this offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Our common stock is listed on the New York Stock Exchange under the symbol “UAG.”

      Certain representatives of the underwriters or their affiliates from time to time perform investment banking and other financial services for us and our affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

LEGAL MATTERS

      Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan, will pass upon the validity of the issuance of shares of common stock offered by this prospectus for us. Fried, Frank, Harris, Shriver and Jacobson (a partnership including professional corporations), New York, New York, will pass upon certain legal matters in connection with this offering for the representatives of the underwriters. Fried, Frank, Harris, Shriver & Jacobson performs legal services for us and Penske Capital Partners, LLC.

EXPERTS

      Our consolidated financial statements included and incorporated by reference from the Company’s current report on Form 8-K filed on February 6, 2002 in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and incorporated by reference in this registration statement and are included and incorporated by reference in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

      You may obtain information on the operation of the Public Reference Rooms by calling the Securities and Exchange Commission at (800) SEC-0330. The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

      1.     Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, excluding Items 6, 7, 7A and 8;

      2.     Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001;

      3.     Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001;

      4.     Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001;

5.	Our current report on Form 8-K filed on February 6, 2002;

6.	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 9, 1996;

7.	All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus; and

8.	All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement.

      We have also filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act that registers the shares we are offering. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock.

      We will provide, at no cost to you, a copy of all documents incorporated by reference into the registration statement to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings by writing or telephoning us at the following address or telephone number:

Corporate Secretary

United Auto Group, Inc.
13400 Outer Drive West
Detroit, MI 48239
(313) 592-7311

      You should rely only on the information contained in this prospectus directly or by reference. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference, exhibits and schedules.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of United Auto Group, Inc.

Detroit, Michigan

      We have audited the accompanying consolidated balance sheets of United Auto Group, Inc. (the “Company”) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 4, 2002

UNITED AUTO GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2000

	(In thousands, except
	per share amounts)
ASSETS
Cash and cash equivalents	$5,416	$7,413
Accounts receivable, net	258,266	190,792
Inventories	641,400	737,942
Other current assets	16,434	15,469

Total current assets	921,516	951,616
Property and equipment, net	185,452	107,085
Intangible assets, net	784,149	664,510
Other assets	55,459	39,484

Total Assets	$1,946,576	$1,762,695

LIABILITIES AND STOCKHOLDERS’ EQUITY
Floor plan notes payable	$620,014	$689,687
Accounts payable	76,550	55,344
Accrued expenses	85,512	72,075
Current portion of long-term debt	4,202	41,456

Total current liabilities	786,278	858,562
Long-term debt	551,840	377,721
Other long-term liabilities	92,775	64,742

Total Liabilities	1,430,893	1,301,025

Commitments and contingent liabilities
Stockholders’ Equity
Series A Preferred Stock, $0.0001 par value; 10 shares authorized; 9 issued and outstanding at December 31, 2001; 8 issued and outstanding at December 31, 2000	—	—
Series B Preferred Stock, $0.0001 par value; 10 shares authorized; 1 issued and outstanding at December 31, 2001 and 2000	—	—
Common Stock, $0.0001 par value, 80,000 shares authorized; 23,540 shares issued, including 3,821 treasury shares, at December 31, 2001; 21,990 shares issued, including 3,434 treasury shares, at December 31, 2000	2	2
Non-voting Common Stock, $0.0001 par value, 7,125 shares authorized; none issued and outstanding at December 31, 2001 and 2000	—	—
Class C Common Stock, $0.0001 par value, 20,000 shares authorized; none issued and outstanding at December 31, 2001 and 2000	—	—
Additional paid-in-capital	445,311	420,166
Retained earnings	78,750	41,502
Accumulated other comprehensive loss	(8,380)	—

Total Stockholders’ Equity	515,683	461,670

Total Liabilities and Stockholders’ Equity	$1,946,576	$1,762,695

See Notes to Consolidated Financial Statements.

UNITED AUTO GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2001	2000	1999

	(In thousands, except per share amounts)
New vehicle sales	$3,866,699	$2,971,468	$2,417,906
Used vehicle sales	1,488,070	1,227,597	1,040,026
Finance and insurance	253,737	193,121	165,751
Service and parts	612,157	491,803	398,834

Total revenues	6,220,663	4,883,989	4,022,517
Cost of sales	5,369,505	4,206,032	3,473,080

Gross profit	851,158	677,957	549,437
Selling, general and administrative expenses	693,303	539,704	445,142

Operating income	157,855	138,253	104,295
Floor plan interest expense	(42,430)	(44,406)	(28,676)
Other interest expense	(34,790)	(32,777)	(29,344)
Other income (expense), net	—	—	2,617

Income before minority interests, income tax provision and extraordinary item	80,635	61,070	48,892
Minority interests	(815)	(512)	(722)
Income tax provision	(35,075)	(26,558)	(21,414)

Income before extraordinary item	44,745	34,000	26,756
Extraordinary item, net of income taxes	—	(3,969)	732

Net income	$44,745	$30,031	$27,488

Basic income before extraordinary item per common share	$1.57	$1.46	$1.10

Basic net income per common share	$1.57	$1.26	$1.14

Income before extraordinary item per diluted common share	$1.31	$1.16	$1.01

Net income per diluted common share	$1.31	$1.02	$1.04

Shares used in computing basic per share data	23,147	20,207	21,950

Shares used in computing diluted per share data	34,196	29,415	26,526

See Notes to Consolidated Financial Statements.

UNITED AUTO GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

	Class A		Class B		Voting and
	Convertible		Convertible		Non-voting				Accumulated
	Preferred Stock		Preferred Stock		Common Stock				Other
							Additional	Retained	Comprehensive	Total	Comprehensive
	Issued		Issued		Issued		Paid-in	Earnings	Income	Stockholders’	Income
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Loss)	Equity	(Loss)

	(Dollars in thousands)
Balances, December 31, 1998	—	$—	—	$—	20,738,384	$2	$352,591	$(10,943)	$—	$341,650	$—
Issuance of stock for acquisitions	—	—	—	—	1,261,327	—	(13,960)	—	—	(13,960)	—
Repurchase of common stock	—	—	—	—	(118,000)	—	(992)	—	—	(992)	—
Issuance of preferred stock and warrants	7,904	—	397	—	—	—	76,679	—	—	76,679	—
Net income	—	—	—	—	—	—	—	27,488	—	27,488	—

Balances, December 31, 1999	7,904	—	397	—	21,881,711	2	414,318	16,545	—	430,865	—
Issuance of common stock	—	—	—	—	2,981,011	—	26,950	—	—	26,950	—
Repurchase of common stock	—	—	—	—	(2,872,856)	—	(26,176)	—	—	(26,176)	—
Payment in kind dividends	438	—	124	—	—	—	5,074	(5,074)	—	—	—
Net income	—	—	—	—	—	—	—	30,031	—	30,031	—

Balances, December 31, 2000	8,342	—	521	—	21,989,866	2	420,166	41,502	—	461,670	—
Issuance of common stock	—	—	—	—	1,593,869	—	19,041	—	—	19,041	—
Exercise of options	—	—	—	—	343,588	—	4,781	—	—	4,781	—
Repurchase of common stock	—	—	—	—	(387,092)	—	(5,790)	—	—	(5,790)	—
Payment in kind dividends	452	—	128	—	—	—	7,113	(7,113)	—	—	—
Payment of preferred stock dividends	—	—	—	—	—	—	—	(384)	—	(384)	—
Fair value of interest rate swap agreement	—	—	—	—	—	—	—	—	(7,205)	(7,205)	(7,205)
Foreign currency translation	—	—	—	—	—	—	—	—	(1,175)	(1,175)	(1,175)
Net income	—	—	—	—	—	—	—	44,745	—	44,745	44,745

Balances, December 31, 2001	8,794	$—	649	$—	23,540,231	$2	$445,311	$78,750	$(8,380)	$515,683	$36,365

See Notes to Consolidated Financial Statements.

UNITED AUTO GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2000	1999

	(Dollars in thousands)
Operating Activities:
Net income	$44,745	$30,031	$27,488
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,625	24,174	19,131
Deferred income taxes	12,546	10,897	10,007
Minority interests	815	512	722
Extraordinary item	—	5,613	—
Non-cash compensation expense	—	—	2,250
Changes in operating assets and liabilities:
Accounts receivable	(56,420)	(33,144)	(11,090)
Inventories	158,164	(67,942)	(73,687)
Floor plan notes payable	(124,777)	69,186	59,371
Accounts payable and accrued expenses	18,079	24,478	2,690
Other	(14,338)	(11,969)	13,526

Net cash provided by operating activities	72,439	51,836	50,408

Investing Activities:
Purchase of equipment and improvements	(83,394)	(37,384)	(22,161)
Dealership acquisitions, net of cash acquired	(138,389)	(197,148)	(28,251)

Net cash used in investing activities	(221,783)	(234,532)	(50,412)

Financing Activities:
Proceeds from borrowings of long-term debt	289,407	339,449	65,000
Payments of long-term debt and capital leases	(155,092)	(159,863)	(159,147)
Proceeds from issuance of common stock, preferred stock and warrants	18,822	16,852	76,679
Repurchase of common stock	(5,790)	(26,176)	(992)
Deferred financing costs	—	—	(227)

Net cash provided by (used in) financing activities	147,347	170,262	(18,687)

Net decrease in cash and cash equivalents	(1,997)	(12,434)	(18,691)
Cash and cash equivalents, beginning of year	7,413	19,847	38,538

Cash and cash equivalents, end of year	$5,416	$7,413	$19,847

See Notes to Consolidated Financial Statements

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Amounts)

1. Organization and Summary of Significant Accounting Policies

      United Auto Group, Inc. (“UAG” or the “Company”) is engaged in the sale of new and used motor vehicles and related products and services, including vehicle service, parts and collision repair, finance and insurance products and other aftermarket products. The Company operates dealerships under franchise agreements with a number of automotive manufacturers. In accordance with the individual franchise agreements, each dealership is subject to certain rights and restrictions typical of the industry. The ability of the manufacturers to influence the operations of the dealerships, or the loss of a franchise agreement, could have a negative impact on the Company’s operating results.

Principles of Consolidation

      The consolidated financial statements include all majority-owned subsidiaries. All intercompany accounts and transactions among the consolidated subsidiaries have been eliminated.

Cash and Cash Equivalents

      Cash and cash equivalents include all highly-liquid investments that have an original maturity of three months or less at the date of purchase.

Fair Value of Financial Instruments

      Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, debt, including floor plan notes payable, and interest rate swaps used to hedge future cash flows. The carrying amount of all significant financial instruments, except the interest rate swaps, approximates fair value due either to length of maturity or the existence of variable interest rates that approximate prevailing market rates. The net fair value of the interest rate swaps, based on discounted cash flows, is approximately $12,752.

Revenue Recognition

      The Company records revenue when vehicles are delivered to customers, when vehicle service work is performed and when parts are delivered.

      The Company arranges financing for customers through various financial institutions and receives a commission from the lender equal to the difference between the interest rates charged to customers over the predetermined interest rates set by the financing institution. The Company also receives commissions from the sale of various insurance contracts to customers. The Company may be assessed a chargeback fee in the event of early cancellation of a loan or insurance contract by the customer. Finance and insurance commission revenue is recorded net of estimated chargebacks at the time the related contract is placed with the financial institution.

      The Company also receives commissions from the sale of non-recourse third party extended service contracts to customers. Under these contracts the applicable manufacturer or third party warranty company is directly liable for all warranties provided within the contract. Commission revenue from the sale of these third party extended service contracts is recorded net of estimated chargebacks at the time of sale.

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

Inventory Valuation

      Inventories are stated at the lower of cost or market. Cost for new and used vehicle inventories is determined using the specific identification method. Cost for parts, accessories and other inventories is based on factory list prices.

Property and Equipment

      Property and equipment are recorded at cost and depreciated over estimated useful lives, primarily using the straight-line method. Useful lives for purposes of computing depreciation for assets, other than equipment under capital lease and leasehold improvements, are between 5 and 10 years. Leasehold improvements and equipment under capital lease are depreciated over the shorter of the term of the lease or the estimated useful life of the asset.

      Expenditures relating to recurring repair and maintenance are expensed as incurred. Expenditures that increase the useful life or substantially increase the serviceability of an existing asset are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income.

Income Taxes

      Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Deferred tax assets or liabilities are computed based upon the difference between financial reporting and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is provided when it is more likely than not that taxable income will not be sufficient to fully realize deferred tax assets.

Intangible Assets

      Intangible assets of $784,149, consisting primarily of excess of cost over the fair value of net assets acquired in purchase business combinations, are being amortized on a straight-line basis over periods not exceeding 40 years. Accumulated amortization at December 31, 2001 amounted to $68,780. Amortization expense for the years ended December 31, 2001, 2000 and 1999 was $19,705, $15,408 and $12,996, respectively.

Impairment of Long-Lived Assets

      The carrying value of long-lived assets, including intangibles, is reviewed if the facts and circumstances, such as significant declines in revenues, earnings or cash flows or material adverse changes in the business climate, indicate that they may be impaired. The Company performs its review by comparing the carrying amounts of long-lived assets to the estimated undiscounted cash flows relating to such assets. If any impairment in the value of the long-lived assets is indicated, the carrying value of the long-lived assets is adjusted to reflect such impairment based on the discounted cash flows or the fair value of the impaired assets.

Defined Contribution Plans

      The Company sponsors a number of defined contribution plans covering a significant majority of the Company’s employees. Company contributions to such plans are discretionary and are typically based on the level of compensation and contributions by plan participants. The Company incurred expense of $1,575, $1,389 and $1,315 relating to such plans during the years ended December 31, 2001, 2000 and 1999, respectively.

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounts requiring the use of significant estimates include accounts receivable, inventories, income taxes, intangible assets and certain reserves.

Advertising

      Advertising costs are expensed as incurred. The Company incurred advertising costs of $60,952, $51,248 and $43,165 during the years ended December 31, 2001, 2000 and 1999, respectively.

Net Income Per Common Share

      Income available to common stockholders used in the computation of basic earnings per share data was computed based on net income, as adjusted to reflect dividends accrued relating to outstanding preferred stock. Basic earnings per share data was computed based on the weighted average number of common shares outstanding. Diluted earnings per share data was computed based on the weighted average number of common shares outstanding, adjusted for the dilutive effect of stock options, preferred stock and warrants.

	Year Ended December 31,

	2001	2000	1999

Weighted average number of common shares outstanding	23,147	20,207	21,950
Effect of stock options, preferred stock and warrants	11,049	9,208	4,576

Weighted average number of common shares outstanding, including effect of dilutive securities	34,196	29,415	26,526

Segment Reporting

      The Company follows the provisions of Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which establishes standards for reporting information about a Company’s operating segments. The Company operates in one reportable segment.

Derivative Instruments

      Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (“SFAS No. 133”) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. SFAS 133 defines requirements for designation and documentation of hedging relationships, as well as ongoing effectiveness assessments, which must be met in order to qualify for hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value would be recorded in earnings immediately. If the derivative is designated in a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recorded in earnings. If the derivative is designated in a cash-flow hedge, effective changes in the fair value of the derivative are recorded in other comprehensive income and recorded in the income statement when the hedged item affects earnings. Changes in the fair value of the derivative attributable to hedge

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

ineffectiveness are recorded in earnings immediately. The Company adopted SFAS 133 on January 1, 2001 and recorded $10,187 as a cumulative transition adjustment (reducing other comprehensive income) relating to an interest rate swap (cash-flow hedge) the Company entered into prior to the adoption of SFAS 133. Pursuant to SFAS 133, the cumulative transition adjustment will be amortized and reflected as floorplan interest expense over the remaining life of the interest rate swap.

Reclassification

      In order to maintain consistency and comparability of financial information between periods presented, certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

2. Business Combinations

      During 2001 and 2000, the Company completed a number of acquisitions. Each of these acquisitions has been accounted for using the purchase method of accounting. As a result, the Company’s financial statements include the results of operations of the acquired dealerships from the date of acquisition.

      During 2001, the Company acquired 13 automobile dealership franchises. The aggregate consideration paid in connection with such acquisitions amounted to $138,900, consisting of approximately $128,350 in cash, the issuance of 289,243 shares of the Company’s $0.0001 par value voting common stock (“Common Stock”) and $5,550 of seller financed promissory notes. The consolidated balance sheets include preliminary allocations of the purchase price relating to these acquisitions, which are subject to final adjustment. Such allocations resulted in recording approximately $134,383 of intangibles. In addition, the Company made an equity investment in a dealership group for approximately $8,000 in cash. During 2000, the Company acquired 35 automobile dealership franchises. The aggregate consideration paid in connection with such acquisitions amounted to $225,623, consisting of approximately $204,975 in cash, the issuance of 841,476 shares of Common Stock and $10,550 of seller financed promissory notes.

      In connection with one of the acquisitions consummated during 2001, the Company agreed to make a contingent payment in cash to the extent the Common Stock issued in connection with the acquisition has a market value of less than $17.29 per share during specified future periods. The Company also has obligations with respect to past acquisitions totaling approximately $32,000 over the next four years. In addition, the Company agreed to make a contingent payment in cash to the extent the Common Stock issued in connection with an acquisition completed in 2000 has a market value of less than $12.00 per share during specified future periods.

      During 2000, the Company paid $6,147 in cash in final settlement of its obligation with respect to a guarantee relating to 375,404 shares of Common Stock issued in connection with an acquisition that took place prior to 1998.

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

Pro Forma Results of Operations (Unaudited)

      The following unaudited consolidated pro forma results of operations of the Company for the years ended December 31, 2001 and 2000 give effect to acquisitions consummated during 2001 and 2000 as if they had occurred on January 1, 2000.

	December 31,

	2001	2000

Revenues	$6,359,384	$5,790,858
Income before minority interests and income taxes	87,618	75,922
Net income	48,691	42,187
Net income per diluted common share	1.41	1.39

3. Inventories

      Inventories consisted of the following:

	December 31,

	2001	2000

New vehicles	$490,445	$564,159
Used vehicles	111,253	136,980
Parts, accessories and other	39,702	36,803

Total Inventories	$641,400	$737,942

4. Property and Equipment

      Property and equipment consisted of the following:

	December 31,

	2001	2000

Furniture, fixtures and equipment	$77,006	$58,069
Equipment under capital lease	823	3,806
Buildings and leasehold improvements	142,698	69,357

Total	220,527	131,232
Less: Accumulated depreciation and amortization	35,075	24,147

Property and equipment, net	$185,452	$107,085

      Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 was $13,920, $8,766 and $6,135, respectively. Accumulated amortization at December 31, 2001 and 2000 on equipment under capital lease, included in accumulated depreciation and amortization above, amounted to $347 and $1,629, respectively.

5. Floor Plan Notes Payable

      The Company finances the majority of its new and a portion of its used vehicle inventory under revolving floor plan financing arrangements with various lenders. The Company makes monthly interest payments on the amount financed, but is not required to make loan principal repayments prior to the sale of new and used vehicles. Outstanding borrowings under floor plan financing arrangements amounted to $620,014 and $689,687 as of December 31, 2001 and 2000, respectively. The floor plan agreements grant a security interest in the financed vehicles, as well as the related sales proceeds, and require repayment after

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

a vehicle’s sale. Interest rates on the floor plan agreements are variable and increase or decrease based on movements in prime or LIBOR borrowing rates. Floor plan interest expense for the years ended December 31, 2001, 2000 and 1999 was $42,430, $44,406 and $28,676, respectively. The weighted average interest rate on floor plan borrowings was 5.60%, 7.92% and 7.33% for the years ended December 31, 2001, 2000 and 1999, respectively.

6. Long-Term Debt

      Long-term debt consisted of the following:

	December 31,

	2001	2000

Credit Agreement — Revolving Loans, weighted average interest — 6.25% and 8.39% at December 31, 2001 and 2000, respectively	$380,500	$204,595
Credit Agreement — Term Loans, weighted average interest — 7.25% and 9.20% at December 31, 2001 and 2000, respectively	161,000	186,000
Seller financed promissory notes payable through 2002, weighted average interest — 7.63% and 6.60% at December 31, 2001 and 2000, respectively	6,634	15,492
Term loans, weighted average interest — 6.12% and 6.95% at December 31, 2001 and 2000, respectively	3,435	5,433
11% Series A and B Senior Subordinated Notes due 2007	3,650	3,650
Capitalized lease obligations	823	4,007

Total long-term debt	556,042	419,177
Less: Current portion	4,202	41,456

Net long-term debt	$551,840	$377,721

      Scheduled maturities of long-term debt for each of the next five years and thereafter are as follows:

2002	$4,202
2003	26,753
2004	1,404
2005	25,995
2006	791
2007 and thereafter	496,897

Total long-term debt	$556,042

      The Company’s Credit Agreement, dated as of August 3, 1999, as amended and restated (the “Credit Agreement”), provides for up to $770,000 in revolving loans to be used for acquisitions, working capital, the repurchase of common stock and general corporate purposes. In addition, the Credit Agreement provided for up to $186,000 to be used to repurchase the Company’s 11% Senior Subordinated Notes due 2007 (the “Notes”). Pursuant to the terms of the Credit Agreement, the Company repaid $25,000 in 2001, resulting in a permanent reduction in the term loans under the Credit Agreement relating to the refinancing of the Notes. Loans under the Credit Agreement bear interest between LIBOR plus 2.00% and LIBOR plus 3.00%. Outstanding letters of credit under the Credit Agreement as of December 31, 2001 amounted to $27,824. The Credit Agreement replaced the Company’s previous bank borrowing facility, which was terminated upon the effective date of the Credit Agreement. The Company incurred an extraordinary charge during 1999 of $494 ($0.02 per diluted share), net of income taxes of $396, resulting

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

from the write-off of unamortized deferred financing costs relating to the Company’s previous bank borrowing facility.

      The Credit Agreement is fully and unconditionally guaranteed on a joint and several basis by the Company’s auto dealership subsidiaries and contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, create liens on assets, make investments or acquisitions and engage in mergers or consolidations. In addition, the Company is required to comply with specified ratios and tests, including debt to equity, debt service coverage and minimum working capital covenants. The Credit Agreement also contains typical events of default including change of control, material adverse change and non-payment of obligations. Substantially all of the Company’s assets not subject to security interests granted to floor plan lending sources are subject to security interests granted to lenders under the Credit Agreement.

      In October 2001, we entered into swap agreements of approximately four years duration pursuant to which a notional $400,000 of our floating rate debt was exchanged for fixed rate debt. The fixed rate interest to be paid by us is based on LIBOR and amounts to approximately 4.23%. During 2000, we entered into a swap agreement of five years duration pursuant to which a notional $200,000 of our floating rate debt was exchanged for fixed rate debt for five years. The fixed rate interest to be paid by us is based on LIBOR and amounts to approximately 7.15%. The swaps have been designated as cash flow hedges of future interest payments of the Company’s LIBOR based borrowings. The swaps have been designated as hedges of the Company’s floor plan borrowings and Credit Agreement.

      During 1997, the Company issued $200,000 aggregate principal amount of Notes. The indentures governing the Notes require the Company to comply with specified debt service coverage ratio levels in order to incur incremental indebtedness. Such indentures also limit the Company’s ability to pay dividends based on a formula which takes into account, among other things, the Company’s consolidated net income, and contain other covenants which restrict the Company’s ability to purchase capital stock, incur liens, sell assets and enter into other transactions. The indentures governing the Notes further require the Company to offer to purchase all of the then outstanding Notes at a purchase price in cash equal to 101% of their principal amount in the event of a change in control, as defined. During 2000, the beneficial interest of Penske Capital Partners and certain affiliated entities exceeded 40%, which, pursuant to the indentures, was deemed to be a change in control. As a result, the Company made an offer to purchase the outstanding Notes. The tender resulted in the repurchase and retirement of $147,350 face value of Notes. The Company recorded a $3,969 loss ($0.14 per diluted share), net of $3,118 of tax, relating to the redemption premium paid for the Notes and the write-off of unamortized deferred financing costs. During 1999, the Company repurchased and retired $49,000 of the Notes. As a result, the Company recorded an extraordinary gain of $1,226 ($0.04 per diluted share), net of $1,001 of tax. The Notes are fully and unconditionally guaranteed on a joint and several basis by the Company’s auto dealership subsidiaries.

      As noted, the Credit Agreement and the Notes are fully and unconditionally guaranteed on a joint and several basis by the Company’s auto dealership subsidiaries (the “Note Guarantors”). Separate financial information of the Note Guarantors has been omitted because the Company is a holding company with no independent operations.

7. Operating Lease Obligations

      The Company leases its dealership facilities and corporate offices under non-cancelable operating lease agreements with expiration dates through 2026, including all option periods available to the Company.

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

Minimum future rental payments required under non-cancelable operating leases in effect as of December 31, 2001 follow:

2002	$59,323
2003	58,328
2004	58,048
2005	56,570
2006	54,656
2007 and thereafter	465,574

$752,499

      Rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to $47,693, $35,113 and $29,493, respectively. A number of the dealership leases are with former owners who continue to operate the dealerships as employees of the Company or with other affiliated entities. Of the total rental payments, $12,954, $5,575 and $8,466, respectively, were made to related parties during 2001, 2000, and 1999, respectively.

8. Related Party Transactions

      As discussed in Note 7, the Company is the tenant under a number of non-cancelable lease agreements with employees of the Company and certain other affiliated entities. The terms of the leases with the former owners were negotiated prior to acquisition and the Company believes all such leases are on terms no less favorable to the Company than would be obtained through arm’s-length negotiations with unaffiliated third parties. The Company is also a tenant under a number of non-cancelable lease agreements with Automotive Group Realty, LLC (“AGR”). AGR is a wholly-owned subsidiary of Penske Corporation. The Company paid AGR $5,753 and $1,260 under such lease agreements during the years ended December 31, 2001 and 2000, respectively. In addition, the Company sold AGR real property and improvements for $20,870 and $23,365 during 2001 and 2000, respectively, which were subsequently leased by AGR to the Company. The sale of each parcel of property was valued at a price which was either independently confirmed by a third party appraiser, or at the price at which the Company purchased the property from an independent third party. The Company believes that the terms of these transactions are no less favorable than the terms available from unaffiliated third parties negotiated on an arm’s length basis.

      The Company is party to operating agreements with Roger S. Penske, Jr., the son of Roger S. Penske, the Company’s Chairman and Chief Executive Officer, reflecting (a) the ownership by Mr. Penske, Jr. of 10% of HBL, LLC and the ownership by the Company of the remaining 90% of HBL, LLC and (b) the ownership by Mr. Penske, Jr. of 4.7% of United Auto do Brasil, Ltda. and by the Company of 90.6% of United Auto do Brasil, Ltda. In 2000, the Company contributed approximately $3,571 for its 90.6% interest in United Auto do Brasil, Ltda. and Mr. Penske, Jr. contributed approximately $185 for his 4.7% interest in United Auto do Brasil, Ltda. In 2001, Mr. Penske, Jr. contributed approximately $7,229 for his 10% interest in HBL, LLC and the Company contributed $65,064 for its 90% interest in HBL, LLC. Prior to December 31, 2001, Mr. Penske, Jr. owned 20% of UAG Cerritos, LLC. On December 31, 2001, the Company purchased Mr. Penske Jr.’s 20% interest in UAG Cerritos, LLC for $1,838. From time to time, the Company provides these subsidiaries with working capital and other debt financing at costs that are comparable to the costs charged by the Company to its other subsidiaries.

      In prior years, the Company entered into management agreements at certain dealerships for which the closing of the acquisition of such dealerships awaited final manufacturer approval. Pursuant to such management agreements, the Company was paid a monthly fee for managing all aspects of the dealerships’ operations. Aggregate income relating to such management fees of $2,571 for the year ended

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

December 31, 1999 has been included in other income (expense), net in the accompanying consolidated statement of operations.

      From time to time, the Company pays and/or receives fees from Penske Corporation and its affiliates for services rendered in the normal course of business, including rents paid to AGR. These transactions reflect the provider’s cost or an amount mutually agreed upon by both parties. It is the Company’s belief that the payments relating to these transactions are on terms at least as favorable as those which could be obtained from an unrelated third party. Aggregate payments relating to such transactions amounted to $9,798, $3,721 and $311 for the years ended December 31, 2001, 2000 and 1999, respectively.

      From time to time, the Company paid and/or received fees from Trace International Holdings, Inc. and its affiliates for services rendered in the normal course of business. The Company no longer engages in such transactions. These transactions reflected the provider’s cost or an amount mutually agreed upon by both parties. It is the Company’s belief that the payments relating to these transactions were on terms at least as favorable as those which would have been obtained from an unrelated third party. Aggregate payments relating to such transactions amounted to $131 for the year ended December 31, 1999.

      The Company has previously agreed to enter into an operating agreement with Lucio A. Noto, a director of the Company, which provides that an entity in which Mr. Noto has an interest will own 20% of UAG Connecticut, LLC. The Company will own the remaining 80% of UAG Connecticut, LLC. The Company purchased the operating assets (excluding real property) of UAG Connecticut, LLC in October 2000 for approximately $26,789. Mr. Noto’s entity will pay approximately $5,358 for its 20% interest in UAG Connecticut, LLC, which represents 20% of the consideration paid by the Company inclusive of assets acquired and goodwill paid. The payment will be made as follows: $1,184 upon closing and the remaining $4,174 in quarterly payments over twenty years at an interest rate equal to LIBOR plus 2.25%. The payments due will be offset from permitted periodic cash distributions to Mr. Noto’s entity by UAG Connecticut, LLC. The transaction is subject to approval by the manufacturers.

9. Stock Compensation Plans

      The Company’s Board of Directors and stockholders adopted a Stock Option Plan pursuant to which all full-time employees of the Company and its subsidiaries and affiliates are eligible to receive stock options. During 2001, the Company granted options to purchase 466,000 shares of Common Stock at the fair market value of the Common Stock on the grant date. Options granted under the Stock Option Plan have a ten year life and typically vest on a pro-rata basis over three or five years. As of December 31, 2001, the aggregate number of shares of Common Stock for which stock options may be granted under the Stock Option Plan is 3,000,838. As of December 31, 2001, 581,080 shares of Common Stock were available for the grant of options under the Stock Option Plan. Presented below is a summary of the status of stock options held by eligible employees during 2001, 2000 and 1999:

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
Stock Options	Shares	Price	Shares	Price	Shares	Price

Options outstanding at beginning of year	2,020,147	$13.63	1,431,794	$15.16	1,227,390	$18.06
Granted	466,000	9.78	588,353	9.89	332,790	7.23
Exercised	268,588	11.14	—	—	—	—
Forfeited	401,815	18.96	—	—	128,386	20.25

Options outstanding at end of year	1,815,744	$11.82	2,020,147	$13.63	1,431,794	15.16

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

      The following table summarizes the status of stock options outstanding and exercisable at January 1, 2002:

		Weighted	Weighted		Weighted
Range of	Stock	Average	Average	Stock	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$ 7 to $13	1,243,055	7.97	$9.21	353,154	$9.10
13 to 30	572,689	6.50	17.49	407,587	17.54

	1,815,744			760,741

      The Company has adopted the disclosure only provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (“SFAS 123”). Had the Company elected to recognize compensation expense for stock options based on the fair value at the grant dates of awards, income before extraordinary item and income before extraordinary item per diluted common share would have been as follows (unaudited):

	Year Ended December 31,

	2001	2000	1999

Income before extraordinary item	$42,754	$32,032	$24,516
Income before extraordinary item per diluted common share	1.25	1.09	0.92

      The weighted average fair value of the Company’s stock options was calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: no dividend yield; expected volatility of 38.5% in 2001, 40.3% in 2000 and 49.7% in 1999; risk-free interest rate of 5.5% in 2001, 7.75% in 2000 and 8.00% in 1999; and expected lives of five years. The weighted average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 is $4.15, $4.67 and $3.85 per share, respectively.

      In connection with the Securities Purchase Agreement, the Company issued 800,000 options during 1999 to purchase Common Stock with an exercise price of $10.00 per share. The Company recorded $2,250 in compensation expense during 1999 relating to the issuance of such options.

10. Stockholders’ Equity

      In September 2001, the Company announced that its Board of Directors authorized the repurchase of up to three million shares of the Company’s outstanding stock. Pursuant to such authorization, the Company repurchased 387,092 shares during 2001 through open market purchases and negotiated transactions at an aggregate cost of $5,790. During 2000 and 1999, the Company completed the repurchase of 2,990,856 shares through open market purchases and negotiated transactions at an aggregate cost of $27,168.

      In February 2001, we issued 1,302,326 shares of voting common stock to Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. in a private placement for $10.75 per share (the “Mitsui Transaction”). Aggregate proceeds, amounting to $14.0 million, were used to reduce debt.

      In December 2000, the Company issued 2,139,535 shares of Common Stock to Penske Corporation in a private placement for $10.75 per share. Aggregate proceeds, amounting to $23,000, were used to reduce debt. In addition, the Company’s Third Restated Certificate of Incorporation was amended to increase the number of authorized shares of Common Stock from 40,000,000 shares to 80,000,000 shares in December 2000.

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

      The shares of Series A preferred stock and Series B preferred stock entitle International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C. (collectively, the “PCP Entities”) to dividends at a rate of 6.5% per year. The dividends were payable in kind for the first two years after issuance and are currently payable in cash. The Series A preferred stock is convertible into an aggregate of 8,794,171 shares of common stock and the Series B preferred stock is convertible into an aggregate of 648,588 shares of non-voting common stock (in each case, after giving effect to payable in kind dividends). We are entitled under some circumstances to redeem the preferred stock after May 3, 2002, for an amount per share equal to the liquidation preference. The liquidation preference is currently $10,000 per share plus accrued and unpaid dividends. Actual cash dividends payable relating to dividends earned during fiscal 2001 in connection with the preferred stock totaled $3.1 million. Beginning in fiscal 2002, the aggregate annual cash dividends payable by us are expected to total $6.1 million. Funding for such dividends is expected to come from cash flow from operations and working capital borrowings under our credit agreement.

      The warrants, as originally issued to the PCP Entities, were exercisable at a price of $12.50 per share until February 3, 2002, and $15.50 per share thereafter until May 2, 2004. Pursuant to the anti-dilution provisions of the warrants and as a result of the sale of equity to Mitsui & Co. in 2001, (a) the number of warrants to purchase common stock was increased from 3,898,665 shares to 3,915,580 shares, (b) the number of warrants to purchase non-voting common stock was increased from 1,101,335 shares to 1,106,113 shares, and (c) the warrant exercise price was lowered from $12.50 to $12.45. On February 1, 2002, the PCP Entities exercised the warrants in full and paid us the full exercise price of $62.5 million. The proceeds of the warrant exercise will be used for general working capital purposes which may include acquisitions. Pending such use, the proceeds will be used to pay down indebtedness.

11. Income Taxes

      The income tax provision relating to income from continuing operations consisted of the following:

	Year Ended December 31,

	2001	2000	1999

Current:
Federal	$16,990	$11,950	$7,091
State and local	5,535	3,269	3,352
Foreign	4	442	964

Total current	22,529	15,661	11,407

Deferred:
Federal	10,214	9,397	9,085
State and local	2,080	1,255	517
Foreign	252	245	405

Total deferred	12,546	10,897	10,007

Income tax provision before extraordinary item	$35,075	$26,558	$21,414

      The income tax provision varied from the U.S. federal statutory income tax rate due to the following:

	Year Ended December 31,

	2001	2000	1999

Income tax provision at the Federal statutory rate of 35%	$28,222	$21,374	$17,096
State and local income taxes, net of federal benefit	4,950	2,941	2,516
Non-deductible amortization of goodwill	2,393	1,864	1,330
Other	(490)	379	472

Income tax provision relating to continuing operations	$35,075	$26,558	$21,414

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

      The components of deferred tax assets and liabilities at December 31, 2001 and 2000 were as follows:

	2001	2000

Deferred Tax Assets
Accrued liabilities	$8,056	$7,567
Derivative instruments	5,547	—
Net operating loss carryforwards	1,162	2,565
Capital loss carryforwards	41	3,031
Other	1,491	3,020

Total deferred tax assets	16,297	16,183
Valuation allowance	—	(1,490)

Net deferred tax assets	16,297	14,693

Deferred Tax Liabilities
Depreciation and amortization	(29,915)	(19,021)
Partnership investments	(16,439)	(17,440)

Total deferred tax liabilities	(46,354)	(36,461)

Net deferred tax liabilities	$(30,057)	$(21,768)

      At December 31, 2001, the Company has $35,691 of state net operating loss carryforwards that expire at various dates through 2021.

12. Supplemental Cash Flow Information

      The following table presents supplementary cash flow information:

	2001	2000	1999

Cash paid interest	$81,385	$77,560	$57,073
Cash paid income taxes	25,481	14,149	9,587
Non-cash financing and investing activities:
Dealership acquisition costs financed by issuance of stock	5,000	10,098	—
Dealership acquisition cost financed by long-term debt	5,550	10,550	1,500

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

13. Summary of Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2001
Total revenues	$1,394,976	$1,615,183	$1,595,783	$1,614,721
Gross profit	191,790	218,996	221,099	219,273
Net income	6,570	13,405	13,488	11,282
Net income per diluted common share	$0.21	$0.40	$0.38	$0.32

	First	Second	Third	Fourth
	Quarter	Quarter(1)	Quarter	Quarter

2000
Total revenues	$1,110,767	$1,204,149	$1,331,173	$1,237,900
Gross profit	152,113	166,780	182,613	176,451
Net income	5,640	7,095	11,179	6,117
Net income per diluted common share	$0.19	$0.24	$0.40	$0.21

(1)	As discussed in Note 6, the Company recorded a $3,969 extraordinary loss in the second quarter of 2000.

      The per share amounts are calculated independently for each of the quarters presented. The sum of the quarters may not equal the full year per share amounts.

14. Subsequent Event

      In February 2002, the PCP Entities exercised the Warrants for $62,520. As a result, the Company issued 3,915,580 shares of Common Stock and 1,101,335 shares of Non-Voting Common Stock. The proceeds of the warrant exercise will be used for general working capital purposes, which may include acquisitions. Pending such use, the proceeds will be used to pay down indebtedness.

     You may rely only on the information contained or incorporated by reference in this prospectus. Neither we nor any underwriter has authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

6,000,000 Shares

Common Stock

PROSPECTUS

Bear, Stearns & Co. Inc.

Banc of America Securities LLC
Merrill Lynch & Co.
Stephens Inc.

                    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth all expenses payable by us (other than underwriting commissions and discounts) in connection with the offering of our common stock being registered by this registration statement. All amounts are estimated except the SEC registration fee and the NASD filing fee.

SEC registration fee		$15,350
NYSE Supplemental Listing Fee	$	*
NASD filing fee		$15,500
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing expenses	$	*
Blue Sky fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be filed in an amendment.

      We are paying all the expenses of offering other than the underwriting commissions and discounts paid on shares sold by selling stockholders.

Item 15.     Indemnification of Directors and Officers

      Under Section 145 of the Delaware General Corporation Law, we may indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. Our restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon our receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. Our bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Our third amended and restated certificate of incorporation, as amended, provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      In addition, we have entered into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in our bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as one of our directors or officers or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

      The purchase agreement (filed as Exhibit 1.1 to this registration statement) provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

      Under our Director’s and Officer’s liability insurance policy, our directors and officers are insured against the cost of defense, settlement or payment of a judgment under circumstances stated in the policy.

Item 16.     Exhibits

      The following exhibits are filed herewith or incorporated by reference:

Exhibit
Number	Description of Exhibit

1.1*	Form of Purchase Agreement
3(i).1	Third Restated Certificate of Incorporation dated October 28, 1996(1)
3(i).2	Certificate of Amendment of Certificate of Incorporation dated August 3, 1999(2)
3(i).3	Amendment one to Certificate of Incorporation dated December 14, 2000(3)
3(ii)	Restated Bylaws(4)
4.1	See Exhibits 3(i) and 3(ii) for provisions of our Third Restated Certificate of Incorporation, as amended and Restated Bylaws defining the rights of holders of our common stock
4.2	Specimen common stock certificate(4)
5.1*	Opinion of Honigman Miller Schwartz and Cohn LLP as to legality of the securities registered by this registration statement
10.1.19.7	First Amendment to the Amended and Restated Credit Agreement dated October 29, 2001, among the Company, various financial institutions and Chrysler Financial Company L.L.C., as agent for the Lenders
10.28	Purchase Agreement dated December 31, 2001, between H.B.L. Holdings, Inc. and Roger S. Penske, Jr.
10.28.1	HBL, LLC Limited Liability Company Agreement dated December 31, 2001, between H.B.L. Holdings, Inc. and Roger S. Penske, Jr.
10.28.2	Assignment of Limited Liability Company Membership Interests dated December 31, 2001, between Roger S. Penske, Jr. and the Company
23.1*	Consent of Honigman Miller Schwartz and Cohn LLP (included in Exhibit 5.1)
23.2	Consent of Deloitte & Touche LLP, independent auditors
24.1	Power of Attorney, contained on page II-4 of this registration statement

*	To be filed by Amendment

(1)	Previously filed with our Annual Report on Form 10-K filed on December 31, 1996, File No. 001-12297.

(2)	Previously filed with our Current Report Form 8-K filed on August 13, 1999, File No. 001-12297.

(3)	Previously filed with our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, File No. 001-12297.

(4)	Previously filed with our Registration Statement on Form S-1, Registration No. 333-09429, and incorporated herein by reference.

Item 17.     Undertakings

      (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant pursuant to the foregoing provisions, or otherwise has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (3) The undersigned registrant hereby undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on February 6, 2002.

UNITED AUTO GROUP, INC.

By:	/s/ ROGER S. PENSKE _______________________________________ Roger S. Penske

Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Roger S. Penske, James R. Davidson and Robert H. Kurnick, Jr. his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROGER S. PENSKE Roger S. Penske	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 6, 2002

/s/ SAMUEL X. DIFEO Samuel X. DiFeo	President, Chief Operating Officer and Director	February 6, 2002

/s/ JAMES R. DAVIDSON James R. Davidson	Executive Vice President — Finance (Principal Financial Officer and Principal Accounting Officer)	February 6, 2002

/s/ EUSTACE W. MITA Eustace W. Mita	Director	February 6, 2002

/s/ LUCIO A. NOTO Lucio A. Noto	Director	February 6, 2002

Signature	Title	Date

/s/ RICHARD J. PETERS Richard J. Peters	Director	February 6, 2002

/s/ JAMES A. HISLOP James A. Hislop	Director	February 6, 2002

/s/ MICHAEL R. EISENSON Michael R. Eisenson	Director	February 6, 2002

/s/ MOTOKAZU YOSHIDA Motokazu Yoshida	Director	February 6, 2002

/s/ RONALD G. STEINHART Ronald G. Steinhart	Director	February 6, 2002

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1*	Form of Purchase Agreement
3(i).1	Third Restated Certificate of Incorporation dated October 28, 1996(1)
3(i).2	Certificate of Amendment of Certificate of Incorporation dated August 3, 1999(2)
3(i).3	Amendment one to Certificate of Incorporation dated December 14, 2000(3)
3(ii)	Restated Bylaws(4)
4.1	See Exhibits 3(i) and 3(ii) for provisions of our Third Restated Certificate of Incorporation, as amended and Restated Bylaws defining the rights of holders of our common stock
4.2	Specimen common stock certificate(4)
5.1*	Opinion of Honigman Miller Schwartz and Cohn LLP as to legality of the securities registered by this registration statement
10.1.19.7	First Amendment to the Amended and Restated Credit Agreement dated October 29, 2001, among the Company, various financial institutions and Chrysler Financial Company L.L.C., as agent for the Lenders
10.28	Purchase Agreement dated December 31, 2001, between H.B.L. Holdings, Inc. and Roger S. Penske, Jr.
10.28.1	HBL, LLC Limited Liability Company Agreement dated December 31, 2001, between H.B.L. Holdings, Inc. and Roger S. Penske, Jr.
10.28.2	Assignment of Limited Liability Company Membership Interests dated December 31, 2001, between Roger S. Penske, Jr. and the Company
23.1*	Consent of Honigman Miller Schwartz and Cohn LLP (included in Exhibit 5.1)
23.2	Consent of Deloitte & Touche, LLP, independent auditors
24.1	Power of Attorney, contained on page II-4 of this registration statement.

*	To be filed by amendment hereto

(1)	Previously filed with our Annual Report on Form 10-K filed on December 31, 1996, File No. 001-12297.

(2)	Previously filed with our Current Report Form 8-K filed on August 13, 1999, File No. 001-12297.

(3)	Previously filed with our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, File No. 001-12297.

(4)	Previously filed with our Registration Statement on Form S-1, Registration No. 333-09429, and incorporated herein by reference.